Form 10-K, Exhibit 13
period 1994-01-31
MERRILL CORP
filed 1994-05-02
CIK 790406

STOCK PRICE COMPARISON AND CATEGORIES OF SERVICE

QUARTERLY STOCK PRICE COMPARISON

    Merrill Corporation shares are traded on The Nasdaq Stock Market under the symbol MRLL. The table below sets forth the range of high and low sale prices per share as reported by The Nasdaq Stock Market. These prices have been adjusted to reflect the 2-for-1 stock split paid in the form of a stock dividend on March 6, 1992. These prices do not include adjustments for retail mark-ups, mark-downs or commissions. There were approximately 408 shareholders of record of the Company's common stock at the close of trading on April 13, 1994. The Company paid quarterly dividends in fiscal 1994 in the amount of two-and-one-half cents per share totaling $741,381 for the entire fiscal year. The Company on March 21, 1994, increased its quarterly cash dividend to three cents per share payable April 15, 1994, to shareholders of record on April 1, 1994.

                                                         FIRST       SECOND        THIRD       FOURTH
FISCAL YEAR                                             QUARTER      QUARTER      QUARTER      QUARTER
- ----------------------------------------------------  -----------  -----------  -----------  -----------
1994
  High..............................................      20 1/4      24 1/4       28           31 1/4
  Low...............................................      15 1/2      18           22 3/4       21
- --------------------------------------------------------------------------------------------------------
1993
  High..............................................      15 3/4      12 1/4       12 1/2       18 1/2
  Low...............................................       9 3/4       8 1/4        9 1/8       12 1/2
- --------------------------------------------------------------------------------------------------------


                    SUMMARY OF OPERATING AND FINANCIAL DATA

                                                            FOR THE YEARS ENDED JANUARY 31,
                                        ------------------------------------------------------------------------
                                           1994         1993         1992         1991        1990       1989
                                        -----------  -----------  -----------  -----------  ---------  ---------
                                                   (IN THOUSANDS, EXCEPT EMPLOYEE AND PER SHARE DATA)
Operating results
  Revenue.............................  $   181,584  $   147,716  $   125,312  $   100,951  $  69,022  $  63,394
  Costs and expenses..................      159,593      133,552      114,559       96,825     68,480     58,289
  Income (loss) before provision for
   income taxes.......................       21,991       14,164       10,753        4,126       (928)     5,172
  Provision for income taxes..........        8,820        5,565        4,308        1,570        222      2,100
  Net income (loss)...................       13,348        8,599        6,518        2,671     (1,238)     2,970
- ----------------------------------------------------------------------------------------------------------------
Per common share
  Net income (loss)...................  $      1.67  $      1.12  $       .86  $       .37  $    (.17) $     .39
  Book value..........................         7.15         5.36         4.11         3.20       2.82       2.84
- ----------------------------------------------------------------------------------------------------------------
Financial data/other
  Working capital.....................  $    22,528  $    24,650  $    17,550  $     9,388  $   7,929  $  10,392
  Current ratio.......................          1.6          2.1          1.9          1.4        1.5        1.9
  Total assets........................  $   100,123  $    66,042  $    52,954  $    46,892  $  40,596  $  35,606
  Shareholders' equity................       53,597       39,330       29,116       22,486     20,491     20,752
  Return on average shareholders'
   equity.............................         28.7%        25.1%        25.3%        12.4%    N/A          14.5%
  Long-term obligations...............  $     8,656  $     2,138  $     2,230  $     2,314  $   2,390  $   2,466
  Long-term obligations to
   capitalization.....................         13.9%         5.2%         7.1%         9.3%      10.4%      10.6%
  Number of employees.................        1,601        1,041          831          784        562        454
- -----------------------------------------------------------------------------------------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    The following table sets forth for the years indicated the percentage relationship to revenue of certain items in the Company's consolidated statements of operations and the percentage changes in the dollar amounts of such items in comparison to the prior year.

                                                                           YEAR ENDED JANUARY 31,
                                                 --------------------------------------------------------------------------
                                                                                               % INCREASE (DECREASE)
                                                         PERCENTAGE OF REVENUE          -----------------------------------
                                                 -------------------------------------   1994 VS.     1993 VS.    1992 VS.
                                                    1994         1993         1992         1993         1992        1991
                                                 -----------  -----------  -----------     -----        -----     ---------
Revenue........................................      100.0%       100.0%       100.0%           23%          18%         24%
Cost of sales..................................       64.1         66.4         66.6            19           17          19
Gross profit...................................       35.9         33.6         33.4            32           19          36
Selling, general and administrative expenses...       23.8         24.0         24.5            22           15          15
Operating income...............................       12.1          9.6          8.9            55           27         170
Interest expense...............................       (0.2)        (0.2)        (0.4)           26          (52)        (11)
Other income, primarily interest income........        0.2          0.2          0.1            23           61         (70)
Income before taxes............................       12.1          9.6          8.6            55           32         160
Provision for income taxes.....................        4.9          3.8          3.4            58           29         174
Net income before change in accounting for
 income taxes..................................        7.2          5.8          5.2            53           32         144
                                                     -----        -----        -----            --           --         ---

    REVENUE

    The revenue improvement in fiscal year 1994 was principally due to a 52 percent increase in revenue from the financial printing category reflecting a high level of activity in the nation's financial markets throughout the year and growth in market share, particularly in the Company's West Coast markets. International revenue, which includes the results of Atwell Fleming Printing Company in Canada, acquired in June 1993, and the Company's association with England's Burrups Ltd., also grew significantly, though still representing less than 5 percent of consolidated revenue. Corporate printing revenue increased 11 percent, due primarily to increased mutual fund documentation and corporate proxy work. In the last half of the fiscal year, however, corporate revenue was 4 percent below the comparable period of the prior year reflecting a reduction in demand from certain customers. Revenue in the commercial and other sector increased 2 percent. The inclusion of one month's revenue from May Printing Company, acquired December 31, 1993, offset a decline in election-related printing due to 1993 not being a general election year. Revenue from reprographics and facilities management increased modestly offsetting a reduction in publications revenue. The Company's financial printing revenue generally reflects the level of activity in the capital markets. Financial printing encompasses many types of transactions, and some types of transactions tend to increase when others are out of favor. However, a prolonged reduction in the overall level of financial transactions could be expected to have a negative impact on this revenue category. The corporate printing category encompasses required regulatory and mutual fund documentation and other repetitive work and is typically not impacted to a signigicant degree by capital market fluctuations. Commercial and other business tends to follow general economic trends.

    All of the Company's service categories grew in fiscal 1993, led by a 30 percent increase in financial printing revenue reflecting a second consecutive year of strong capital market activity highlighted by record levels of corporate equity offerings. The corporate printing sector grew 11 percent, principally from gains in market share. Strong growth in reprographics and facilities management resulted in 14 percent growth in the commercial and other sector. Revenue from election-related printing offset a reduction in other commercial printing, which reflected a higher proportion of capacity being directed to financial and corporate work. Revenue growth in fiscal year 1992 reflected a 59 percent gain in financial printing and an increase of 25 percent in corporate printing. The significant increase in the financial sector was primarily attributable to record levels of equity offerings resulting from strong market conditions during the fiscal year.

GROSS PROFIT

    The gross margin improvement in fiscal year 1994 can be attributed primarily to operating efficiencies related to the significant increase in activity in the financial printing category. Financial printing is typically more typesetting-intensive, as opposed to printing-intensive, than business in other service categories. As financial printing activity increases, the operating leverage inherent in the Company's centralized typesetting facility can be expected to generate lower unit costs and higher margins. Also positively impacting gross margins in 1994 was a full year of operations from the Company's New Jersey printing operations which opened in the second quarter of fiscal year 1993.

    Gross margins increased slightly in fiscal year 1993 as volume-related operating efficiencies were partially offset by costs relating to increased employee training, conversion to new document imaging technology and start-up of the Company's New Jersey printing operation. Gross margins in fiscal year 1992 increased, reflecting volume-related operating efficiencies in the Company's central typesetting facility and printing facilities. Despite the high level of financial printing activity, there was little improvement in industry price competition.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    These expenses have increased in each of the last three years, although decreasing as a percent of revenue due to the substantial increase in revenue and the fixed nature of certain of these expenses. Fiscal year 1994 expenses reflected administrative staff additions and a fourfold increase in costs for employee training and development programs, partially offset by lower provisions for doubtful accounts due to improved collection experience. Fiscal year 1993 expenses reflected expanded training of both sales and administrative personnel and the opening of three new offices. Fiscal year 1992 expenses reflected a full year of operations of Merrill's Dallas and expanded Chicago offices.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

INTEREST EXPENSE AND OTHER INCOME

    Average short-term borrowings under the Company's bank line of credit were $93,000, $56,000 and $2,907,000, respectively, in fiscal years 1994, 1993 and
1992. Other income is primarily interest income. Due to the cash expended and debt assumed in connection with the acquisition of May Printing Company, as discussed under "Liquidity and Capital Resources," interest expense is expected to more than double in fiscal year 1995, and other income will be reduced due to a decrease in investable funds.

PROVISION FOR INCOME TAXES

    The effective income tax rates for 1994, 1993 and 1992 were 40 percent, 39 percent and 40 percent, respectively. The effective rates were higher than the statutory federal rates of 35 percent in 1994 and 34 percent in 1993 and 1992, primarily due to state income taxes.

 IMPACT OF INFLATION

    The Company does not believe that inflation has had a significant impact on the results of its operations.

LIQUIDITY AND CAPITAL RESOURCES

    In December 1993, the Company completed the acquisition of substantially all of the operating assets of May Printing Company for approximately $16 million in cash, $2.5 million in promissory notes and the assumption of approximately $5 million in long-term debt. This transaction depleted the Company's cash reserves and increased the Company's total debt, thus decreasing liquidity. Working capital at January 31, 1994, was $22.5 million, down from $24.7 million a year earlier. Long-term debt, including current maturities, was $10.3 million at January 31, 1994, compared to $2.2 million a year ago. Short-term borrowing at January 31, 1994, was $2.6 million. There was no short-term borrowing at January 31, 1993. Debt as a percent of total capitalization was 19.5 percent at January 31, 1994, compared to 5.4 percent last year. The Company believes that it remains relatively conservatively capitalized and has appropriate reserve borrowing capacity. The Company expects capital expenditures in fiscal year 1995 to be approximately $10 million to $13 million for production and administrative systems, printing equipment and facility expansion and remodeling. Approximately $1.5 million of this amount is committed at this time.

    Working capital increased to $24.7 million at January 31, 1993, compared to $17.6 million a year earlier. Record earnings and operating cash flow supported a large increase in trade receivables and a $3.3 million increase in cash and cash equivalents at year end. Capital expenditures in fiscal year 1993 were a record $7.3 million, primarily for production computer equipment, facility expansion and remodeling and equipping the Company's new printing plant in New Jersey.

    The Company has historically been working-capital intensive, but in recent years has increased its needs for fixed capital and expanded its internal printing capacity as well. The Company has generally been able to generate sufficient cash flow from operations to fund its capital needs.

    At January 31, 1994, the Company's principal internal source of liquidity was cash flow from operations. The Company also has available a $10 million unsecured bank line of credit, which expires May 31, 1994, under which borrowings of $2.6 million were outstanding as of January 31, 1994. The Company expects the line of credit to be renewed under similar terms and conditions. Management anticipates that these sources will satisfy its normal capital needs for fiscal year 1995.

                              MERRILL CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                                                                             AS OF JANUARY 31,
                                                                                           ----------------------
                                                                                              1994        1993
                                                                                           -----------  ---------
- -----------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE DATA)
- -----------------------------------------------------------------------------------------------------------------
ASSETS

Current assets
  Cash and cash equivalents..............................................................  $     2,558  $   9,562
  Trade receivables, less allowance for doubtful accounts of $2,294 and $2,455,
   respectively..........................................................................       38,777     30,191
  Work in process inventories............................................................       11,821      6,093
  Other inventories......................................................................        3,935        835
  Other..................................................................................        2,344      1,281
                                                                                           -----------  ---------
    Total current assets.................................................................       59,435     47,962
                                                                                           -----------  ---------
Property, plant and equipment, net.......................................................       26,678     15,880
Goodwill, net............................................................................       11,616        679
Other assets.............................................................................        2,394      1,521
                                                                                           -----------  ---------
    Total assets.........................................................................  $   100,123  $  66,042
                                                                                           -----------  ---------
                                                                                           -----------  ---------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Note payable to bank...................................................................  $     2,600
  Current maturities of long-term debt...................................................        1,325
  Current maturities of capital lease obligations........................................          365  $     102
  Accounts payable.......................................................................       15,939     11,458
  Accrued expenses.......................................................................       13,145      8,473
  Income taxes payable...................................................................          115      2,311
  Deferred income taxes..................................................................        3,418        968
                                                                                           -----------  ---------
    Total current liabilities............................................................       36,907     23,312
                                                                                           -----------  ---------
Long-term debt, net of current maturities................................................        6,040
Capital lease obligations, net of current maturities.....................................        2,616      2,138
Deferred income taxes....................................................................          669        960
Other....................................................................................          294        302
Shareholders' equity
  Common stock, $.01 par value: 25,000,000 shares authorized; 7,492,922 shares and
   7,335,195 shares, respectively, issued and outstanding................................           75         73
  Undesignated stock: 500,000 shares authorized; no shares issued........................
  Additional paid-in capital.............................................................       12,996     11,338
  Retained earnings......................................................................       40,526     27,919
                                                                                           -----------  ---------
    Total shareholders' equity...........................................................       53,597     39,330
                                                                                           -----------  ---------
    Total liabilities and shareholders' equity...........................................  $   100,123  $  66,042
                                                                                           -----------  ---------
                                                                                           -----------  ---------

   The accompanying notes are an integral part of the consolidated financial statements.

                              MERRILL CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                FOR THE YEARS ENDED JANUARY 31,
                                                                             -------------------------------------
                                                                                1994         1993         1992
                                                                             -----------  -----------  -----------
                                                                              (IN THOUSANDS, EXCEPT SHARE AND PER
                                                                                          SHARE DATA)
Revenue....................................................................  $   181,584  $   147,716  $   125,312
Cost of sales..............................................................      116,350       98,119       83,506
                                                                             -----------  -----------  -----------
  Gross Profit.............................................................       65,234       49,597       41,806
Selling, general and administrative expenses...............................       43,286       35,474       30,701
                                                                             -----------  -----------  -----------
  Operating income.........................................................       21,948       14,123       11,105
Interest expense...........................................................         (321)        (254)        (535)
Other income, primarily interest income....................................          364          295          183
                                                                             -----------  -----------  -----------
  Income before provision for income taxes,
   minority interest and cumulative effect
   of change in accounting for income taxes................................       21,991       14,164       10,753
Provision for income taxes.................................................        8,820        5,565        4,308
                                                                             -----------  -----------  -----------
  Income before minority interest and
   cumulative effect of change in
   accounting for income taxes.............................................       13,171        8,599        6,445
Minority interest..........................................................                                     73
                                                                             -----------  -----------  -----------
Income before cumulative effect of change
 in accounting for income taxes............................................       13,171        8,599        6,518
Cumulative effect of change in accounting
 for income taxes..........................................................          177
                                                                             -----------  -----------  -----------
    Net income.............................................................  $    13,348  $     8,599  $     6,518
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Income per common and common equivalent
 share before cumulative effect of change
 in accounting for income taxes............................................     $1.65        $1.12        $.86
Cumulative effect of change in accounting
 for income taxes..........................................................       .02
Net income per common and common
 equivalent share..........................................................     $1.67        $1.12        $.86
Weighted average number of common and
 common equivalent shares outstanding......................................   7,971,854    7,695,113    7,607,024

   The accompanying notes are an integral part of the consolidated financial statements.

                              MERRILL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                FOR THE YEARS ENDED JANUARY 31,
                                                                               ---------------------------------
                                                                                  1994       1993        1992
                                                                               ----------  ---------  ----------
                                                                                        (IN THOUSANDS)
Operating activities
  Net income.................................................................  $   13,348  $   8,599  $    6,518
  Adjustments to reconcile net income to net cash provided by operating activities
    Depreciation.............................................................       5,520      4,073       3,129
    Amortization.............................................................         362        491         727
    Provision for losses on trade receivables................................         579      1,349       1,167
    Change in non-current portion of deferred income taxes...................        (114)      (246)        704
    Tax benefit realized upon exercise of stock options......................       1,103      1,160         345
    Cumulative effect of change in accounting for income taxes...............        (177)
    Minority interest in loss of subsidiary..................................                                (73)
    Increase (decrease) from changes in operating assets and liabilities, net of effects from business acquisitions
      Trade receivables......................................................      (6,636)    (7,725)     (3,941)
      Work in process inventories............................................      (5,728)    (1,042)        358
      Other inventories......................................................         (74)       433         631
      Other current assets...................................................        (437)       (50)       (212)
      Accounts payable.......................................................       3,026        560       2,257
      Accrued expenses.......................................................       3,710      2,167       1,848
      Accrued and deferred income taxes......................................         254        476         247
                                                                               ----------  ---------  ----------
        Net cash provided by operating activities............................      14,736     10,245      13,705
                                                                               ----------  ---------  ----------
Investing activities
  Purchase of property, plant and equipment..................................      (7,620)    (7,296)     (2,507)
  Business acquisitions, net of cash acquired................................     (16,069)
  Purchase of minority interest..............................................        (302)
  Other......................................................................         (48)       (44)       (364)
                                                                               ----------  ---------  ----------
        Net cash used in investing activities................................     (24,039)    (7,340)     (2,871)
                                                                               ----------  ---------  ----------
Financing activities
  Borrowings on note payable to bank.........................................       7,700      4,600      34,570
  Repayments on note payable to bank.........................................      (5,100)    (4,600)    (40,045)
  Principal payments on long-term debt and capital lease obligations.........        (117)       (83)        (76)
  Dividends paid.............................................................        (741)
  Other equity transactions, net.............................................         557        455        (233)
                                                                               ----------  ---------  ----------
        Net cash provided by (used in) financing activities..................       2,299        372      (5,784)
                                                                               ----------  ---------  ----------
Increase (decrease) in cash and cash equivalents.............................      (7,004)     3,277       5,050
Cash and cash equivalents, beginning of year.................................       9,562      6,285       1,235
                                                                               ----------  ---------  ----------
Cash and cash equivalents, end of year.......................................  $    2,558  $   9,562  $    6,285
                                                                               ----------  ---------  ----------
                                                                               ----------  ---------  ----------
Supplemental cash flow disclosures
  Income taxes paid..........................................................  $    7,574  $   4,200  $    3,211
  Interest paid..............................................................         310        245         527
                                                                               ----------  ---------  ----------
                                                                               ----------  ---------  ----------

   The accompanying notes are an integral part of the consolidated financial statements.

                              MERRILL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                FOR THE YEARS ENDED JANUARY 31, 1994, 1993, 1992

                                                                                   ADDITIONAL
                                                                        COMMON       PAID-IN    RETAINED
                                                                         STOCK       CAPITAL    EARNINGS     TOTAL
                                                                      -----------  -----------  ---------  ---------
                                                                                      (IN THOUSANDS)
Balance, January 31, 1991...........................................   $      70    $   9,614   $  12,802  $  22,486
Payment of note receivable..........................................                      100                    100
Exercise of stock options, net of withholding paid..................           1         (351)                  (350)
Tax benefit realized upon exercise of stock options.................                      345                    345
Other...............................................................                       17                     17
Net income..........................................................                                6,518      6,518
                                                                             ---   -----------  ---------  ---------
Balance, January 31, 1992...........................................          71        9,725      19,320     29,116
                                                                             ---   -----------  ---------  ---------
Exercise of stock options...........................................           2          439                    441
Tax benefit realized upon exercise of stock options.................                    1,160                  1,160
Other...............................................................                       14                     14
Net income..........................................................                                8,599      8,599
                                                                             ---   -----------  ---------  ---------
Balance, January 31, 1993...........................................          73       11,338      27,919     39,330
                                                                             ---   -----------  ---------  ---------
Exercise of stock options...........................................           2          579                    581
Tax benefit realized upon exercise of stock options.................                    1,103                  1,103
Other...............................................................                      (24)                   (24)
Cash dividends ($.10 per share).....................................                                 (741)      (741)
Net income..........................................................                               13,348     13,348
                                                                             ---   -----------  ---------  ---------
Balance, January 31, 1994...........................................   $      75    $  12,996   $  40,526  $  53,597
                                                                             ---   -----------  ---------  ---------
                                                                             ---   -----------  ---------  ---------

   The accompanying notes are an integral part of the consolidated financial statements

                              MERRILL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF BUSINESS

    The Company provides document typesetting, printing, reproduction, distribution and publishing services to financial, legal, corporate, insurance and commercial markets nationwide.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

WORK IN PROCESS INVENTORIES

    Work in process, which includes purchased services, materials, direct labor and overhead, is valued at the lower of cost or net realizable value, with cost determined on the specific job cost basis.

OTHER INVENTORIES

    Other inventories consist primarily of paper and printed materials and are valued at the lower of cost or market, with cost determined at specific cost, which approximates market.

 PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is recorded on a straight-line basis over the estimated useful lives of the assets or the lease term, whichever is shorter. When assets are sold or retired, related gains or losses are included in the results of operations.

GOODWILL

    Goodwill recognized in business acquisitions accounted for as purchases is being amortized on a straight-line method, principally over 15 years.

INCOME TAXES

    Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

REVENUE RECOGNITION

    The Company recognizes revenue when service projects are completed or products are shipped.

    NET INCOME PER SHARE

    Net income per common and common equivalent share is computed by dividing net income by the weighted average number of shares of common stock and dilutive common equivalent shares outstanding during each period. Common stock equivalents result from dilutive stock options computed using the treasury stock method. Fully diluted earnings per share did not differ from primary earnings per share in the periods presented.

                              MERRILL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 -- SELECTED FINANCIAL STATEMENT DATA

                                                                         AS OF JANUARY 31,
                                                                       ----------------------
                                                                          1994        1993
                                                                       ----------  ----------
                                                                           (IN THOUSANDS)
Property, plant and equipment
  Land...............................................................  $      853  $      333
  Buildings..........................................................       6,774       3,435
  Equipment..........................................................      26,521      16,620
  Furniture and fixtures.............................................       6,237       4,335
  Leasehold improvements.............................................       5,485       5,078
  Construction in progress...........................................         482         660
                                                                       ----------  ----------
                                                                           46,352      30,461
  Less accumulated depreciation and amortization.....................     (19,674)    (14,581)
                                                                       ----------  ----------
                                                                       $   26,678  $   15,880
                                                                       ----------  ----------
                                                                       ----------  ----------
Goodwill
  Goodwill...........................................................  $   11,898  $      838
  Less accumulated amortization......................................        (282)       (159)
                                                                       ----------  ----------
                                                                       $   11,616  $      679
                                                                       ----------  ----------
                                                                       ----------  ----------
Accrued expenses
  Commissions and compensation.......................................  $    8,936  $    5,323
  Pension............................................................       2,553       2,005
  Other..............................................................       1,656       1,145
                                                                       ----------  ----------
                                                                       $   13,145  $    8,473
                                                                       ----------  ----------
                                                                       ----------  ----------

NOTE 3 -- BUSINESS ACQUISITIONS

    On December 31, 1993, the Company purchased substantially all of the operating assets and assumed certain liabilities of May Printing Company and obtained related covenants not to compete for approximately $16 million in cash and a promissory note payable for $2.5 million. The agreement also calls for an additional contingent consideration, not to exceed $2 million, which is based on pretax earnings for the 12 months ending January 31, 1995, generated from the net assets acquired as defined in the purchase agreement. Such contingent amounts, if any, will represent additional purchase price and will be recorded as additional goodwill. The excess of the purchase price over the estimated fair market value of the net assets acquired was approximately $11.5 million and is being amortized using the straight-line method over 15 years. The acquisition has been accounted for as a purchase. Results of operations since the purchase date are included in the Consolidated Statements of Operations. Pro forma data (unaudited) as though the acquisition had been effective February 1, 1992, is as follows:

                                                                      YEARS ENDED JANUARY 31,
                                                                      ------------------------
                                                                         1994         1993
                                                                      -----------  -----------
                                                                           (IN THOUSANDS,
                                                                         EXCEPT PER SHARE)
Revenue.............................................................  $   208,797  $   174,931
Net income..........................................................       14,325        9,189
Net income per share................................................         1.79         1.19

    On June 1, 1993, the Company acquired the outstanding stock of Torrie Enterprises, LTD, doing business as Atwell Fleming Printing in Toronto, Ontario, for approximately $873,000 cash. This acquisition is not significant to the financial position or results of operations of the Company.

NOTE 4 -- FINANCIAL AGREEMENTS

    BANK FINANCING:

    The Company has a revolving credit agreement providing for a $10 million unsecured bank line of credit through May 31, 1994. Borrowings under the line of credit were $2.6 million at January 31, 1994. There were no borrowings outstanding under the line of credit at January 31, 1993. Borrowings under the line of credit bear interest at prime less 0.25%. Commitment fees on the unused portion of the line are 0.25% annually. The prime rate was 6.0% at January 31, 1994. The revolving credit agreement includes various covenants, including the maintenance of minimum tangible net worth and limitations on the amounts of certain transactions without the approval of the bank.

                              MERRILL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


    LONG-TERM DEBT:

    Long-term debt at January 31, 1994, consisted of the following:

                                                                                                          (IN
                                                                                                      THOUSANDS)
                                                                                                     -------------
Industrial development bonds, due in semiannual installments including interest ranging from 7.0%
 to 8.375% over the life of the bonds with the remaining unpaid balance due on August 1, 2010;
 collateralized by land, building and equipment with a carrying value of $5,455 at January 31,
 1994..............................................................................................    $   3,900
Unsecured promissory note payable in five equal installments of $500 beginning on December 31,
 1994. The note bears interest at prime and is payable annually. The prime interest rate at January
 31, 1994, was 6.0%................................................................................        2,500
Industrial development bonds, due in semiannual installments including interest ranging from 6.75%
 to 10.0% over the life of the bonds with the remaining unpaid balance due on August 1, 1996;
 collateralized by land, building and equipment with a carrying value of $5,455 at January 31,
 1994..............................................................................................          365
Other notes........................................................................................          600
                                                                                                     -------------
                                                                                                           7,365
Less current maturities............................................................................       (1,325)
                                                                                                     -------------
                                                                                                       $   6,040
                                                                                                     -------------
                                                                                                     -------------

    The aggregate maturities of long-tern debt are as follows:

                                                                  (IN
                                                              THOUSANDS)
                                                             -------------
1995.......................................................    $   1,325
1996.......................................................          745
1997.......................................................          770
1998.......................................................          645
1999.......................................................          655
Thereafter.................................................        3,225
                                                             -------------
                                                               $   7,365
                                                             -------------
                                                             -------------

NOTE 5 -- LEASES

    CAPITAL LEASES:

    The Company leases an office and production facility and the associated land, and equipment under capital leases that terminate at various dates through November 30, 2005. Certain leases contain bargain purchase options. A summary of the Company's property under capital leases, which is classified as property, plant and equipment, is as follows:

                                                                       1994       1993
                                                                     ---------  ---------
                                                                        (IN THOUSANDS)
Land...............................................................  $     333  $     333
Building...........................................................      2,439      2,439
Equipment..........................................................      1,124
Less accumulated amortization......................................       (601)      (501)
                                                                     ---------  ---------
                                                                     $   3,295  $   2,271
                                                                     ---------  ---------
                                                                     ---------  ---------

                              MERRILL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    The company also leases office space and equipment under noncancelable operating leases which expire at various dates through December of 1998.

    Rental expense charged to operations on noncancelable leases was $3,303,000, $2,531,000 and $2,352,000, for the years ended January 31, 1994, 1993 and 1992, respectively.

    Future minimum rental commitments under noncancelable leases at January 31, 1994, are as follows:

                                                                          CAPITAL    OPERATING
                                                                          LEASES      LEASES
                                                                         ---------  -----------
                                                                             (IN THOUSANDS)
1995...................................................................  $     677   $   2,864
1996...................................................................        877       1,693
1997...................................................................        416       1,085
1998...................................................................        341         803
1999...................................................................        341         548
Thereafter.............................................................      2,186
                                                                         ---------  -----------
                                                                             4,838   $   6,993
                                                                                    -----------
                                                                                    -----------
Imputed interest (rates ranging from 9.5% to 12.3%)....................     (1,857)
                                                                         ---------
Present value of minimum lease payments................................      2,981
Less current maturities of obligations under capital leases............       (365)
                                                                         ---------
Long-term obligations under capital leases.............................  $   2,616
                                                                         ---------
                                                                         ---------

NOTE 6 -- INCOME TAXES

    The Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (FAS 109), effective February 1, 1993. The cumulative effect of this change in accounting for income taxes as of February 1, 1993, increased net income by $177,000 ($.02 per share) and is reported separately in the Consolidated Statement of Operations for the year ended January 31, 1994. Prior years' financial statements have not been restated. The federal and state components of the provision for income taxes are as follows:

                                                                   1994       1993       1992
                                                                 ---------  ---------  ---------
                                                                         (IN THOUSANDS)
Currently payable
  Federal......................................................  $   5,394  $   4,760  $   4,056
  State........................................................      1,090        977        687
                                                                 ---------  ---------  ---------
                                                                     6,484      5,737      4,743
Deferred.......................................................      2,336       (172)      (435)
                                                                 ---------  ---------  ---------
Provision for income taxes.....................................  $   8,820  $   5,565  $   4,308
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

    Temporary differences comprising the net deferred tax liability recognized in the accompanying Consolidated Balance Sheet at January 31, 1994, are as follows:

                                                                                      (IN
                                                                                  THOUSANDS)
Capital loss carryforward......................................................    $     994
Allowance for doubtful accounts................................................          929
Work in process inventories....................................................       (4,861)
Depreciation...................................................................         (601)
Other..........................................................................          446
Deferred tax valuation allowance...............................................         (994)
                                                                                 -------------
Net deferred tax liability.....................................................    $  (4,087)
                                                                                 -------------
                                                                                 -------------

                              MERRILL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


    The deferred income tax (benefit) for the years ended January 31, 1993 and 1992, results from timing differences in the recognition of expenses for tax and financial reporting purposes. The principal sources of these differences and related tax effects are as follows:

                                                                                1993       1992
                                                                              ---------  ---------
                                                                                 (IN THOUSANDS)
Work in process.............................................................  $     374  $    (143)
Depreciation................................................................       (195)       (22)
Provision for losses on trade receivables...................................       (273)      (256)
Other.......................................................................        (78)       (58)
                                                                              ---------  ---------
                                                                              $    (172) $    (435)
                                                                              ---------  ---------
                                                                              ---------  ---------

    Significant differences between income taxes on income for financial reporting purposes and income taxes calculated using the federal statuary tax rate are as follows:

                                                                   1994       1993       1992
                                                                 ---------  ---------  ---------
                                                                         (IN THOUSANDS)
Provision for federal income taxes at statutory rate...........  $   7,697  $   4,816  $   3,656
State income taxes, net of federal benefit.....................        842        607        395
Other..........................................................        281        142        257
                                                                 ---------  ---------  ---------
                                                                 $   8,820  $   5,565  $   4,308
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------


NOTE 7 -- RETIREMENT PLAN
    The Company has a defined contribution retirement plan covering substantially all employees. Contributions to the plan are based on 7% of eligible employee compensation. Costs charged to operations were $2,553,000 $2,005,000 and $1,608,000 for the years ended January 31, 1994, 1993 and 1992, respectively.

NOTE 8 -- COMMON STOCK
    On January 22, 1992, the Company's Board of Directors declared a 2-for-1 stock split of the Company's common stock in the form of a 100% stock dividend, paid on March 6, 1992, to shareholders of record on February 14, 1992. The Consolidated Statements of Changes in Shareholders' Equity and all per share amounts have been retroactively restated to reflect the stock split. Also, all information regarding weighted average shares outstanding, stock options and stock grants has been retroactively adjusted to reflect the stock split.

    The classes, series, rights and preferences of the undesignated stock may be established by the Company's Board of Directors. No action with respect to such shares has been taken.

NOTE 9 -- STOCK PLANS

    1993 STOCK INCENTIVE PLAN:

    Under the Company's 1993 Stock Incentive Plan, 500,000 shares of common stock were reserved for granting of incentive awards to employees in the form of incentive stock options, nonstatutory stock options and restricted stock awards. As of January 31, 1994, nonstatutory options for 401,000 shares and restricted stock awards for 9,600 shares had been granted under the plan, leaving 89,400 shares available for future grants.


    1987 OMNIBUS STOCK PLANS:

    Under the Company's 1987 Omnibus Stock Plan, 800,000 shares of common stock were reserved for granting of incentive awards to employees in the form of incentive stock options, nonstatutory stock options or restricted stock awards. As of January 31, 1994, incentive stock options for 112,666 shares, nonstatutory options for 634,800 shares and restricted stock awards for 5,700 shares had been granted under the plan, leaving 46,834 shares available for future grants.

                              MERRILL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


    NONQUALIFIED OPTIONS:

    In addition to options granted under the plans, the Company has granted nonqualified options to directors and consultants at prices equal to or exceeding market value at date of grant.

    A summary of selected information regarding all stock options for the three years ended January 31, 1994, is as follows:

                                                                           SHARES      PRICE PER SHARE
                                                                         -----------  -----------------
Balance, January 31, 1991..............................................    1,049,858     $ 2.83 - 10.81
Granted................................................................       34,000       7.37 -  8.75
Exercised..............................................................     (154,858)      2.83 -  7.50
Canceled...............................................................      (23,000)      3.50 - 10.81
                                                                         -----------  -----------------
Balance, January 31, 1992..............................................      906,000       3.37 -  8.75
Granted................................................................      175,000      11.55 - 14.06
Exercised..............................................................     (310,400)      3.37 -  8.75
                                                                         -----------  -----------------
Balance, January 31, 1993..............................................      770,600       3.37 - 14.06
Granted................................................................      401,000      17.50 - 29.50
Exercised..............................................................     (139,466)      3.37 - 10.50
Canceled...............................................................       (9,200)      3.37 -  3.87
                                                                         -----------  -----------------
Balance, January 31, 1994..............................................    1,022,934      $3.37 - 29.50
                                                                         -----------  -----------------
                                                                         -----------  -----------------

    Options for 305,400 shares were exercisable at January 31, 1994.



NOTE 10 -- QUARTERLY FINANCIAL DATA (UNAUDITED)
    The following is a summary of quarterly financial data for fiscal years 1994 and 1993:

                                                FIRST     SECOND      THIRD     FOURTH
                                               QUARTER    QUARTER    QUARTER    QUARTER      TOTAL
                                              ---------  ---------  ---------  ---------  -----------
                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
1994
  Revenue...................................  $  41,244  $  44,912  $  42,541  $  52,887  $   181,584
                                              ---------  ---------  ---------  ---------  -----------
  Gross profit..............................     15,807     15,795     15,183     18,449       65,234
                                              ---------  ---------  ---------  ---------  -----------
  Net income................................      3,459      3,518      3,034      3,337       13,348
                                              ---------  ---------  ---------  ---------  -----------
  Net income per share......................     .44        .44        .38        .41        1.67
                                              ---------  ---------  ---------  ---------  -----------
  Dividends declared per share..............    .025       .025       .025       .025         .10
                                              ---------  ---------  ---------  ---------  -----------
                                              ---------  ---------  ---------  ---------  -----------
1993
  Revenue...................................  $  34,562  $  38,408  $  37,362  $  37,384  $   147,716
                                              ---------  ---------  ---------  ---------  -----------
  Gross profit..............................     12,253     13,196     12,395     11,753       49,597
                                              ---------  ---------  ---------  ---------  -----------
  Net income................................      2,139      2,528      2,138      1,794        8,599
                                              ---------  ---------  ---------  ---------  -----------
  Net income per share......................     .28        .33        .28        .23        1.12
                                              ---------  ---------  ---------  ---------  -----------
                                              ---------  ---------  ---------  ---------  -----------

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF MERRILL CORPORATION

    We have audited the accompanying consolidated balance sheets of Merrill Corporation as of January 31, 1994 and 1993, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended January 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merrill Corporation as of January 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1994, in conformity with generally accepted accounting principles.

    As discussed in Note 6 to the Consolidated Financial Statements, the Company changed its method of accounting for income taxes effective February 1, 1993.

                                          COOPERS & LYBRAND

St Paul, Minnesota
March 22, 1994