Form 10-K405, Exhibit 13
period 1995-01-31
MERRILL CORP
filed 1995-04-27
CIK 790406

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

     The following table sets forth for the years indicated the percentage relationship to revenue of certain items in the Company's consolidated statements of operations and the percentage changes in the dollar amounts of such items in comparison to the prior year.

- -------------------------------------------------------------------------------------
                                                               YEAR ENDED JANUARY 31,
- -------------------------------------------------------------------------------------
                                                                % Increase (Decrease)
                                                               ----------------------
                                                               1995     1994     1993
                                  Percentage of Revenue
                                ------------------------         VS.     VS.      VS.
                                1995      1994      1993       1994     1993     1992
- -------------------------------------------------------------------------------------
Revenue
  Financial                     33.4%     42.4%     34.2%         3%      52%      30%
  Corporate                     33.4      34.4      38.0         26       11       11
  Commercial and other          33.2      23.2      27.8         87        2       14
                               -------------------------
                               100.0     100.0     100.0         30       23       18

Cost of sales                   67.3      64.1      66.4         37       19       17
Gross profit                    32.7      35.9      33.6         19       32       19
Selling, general and
  administrative expenses       23.5      23.8      24.0         29       22       15
Operating income                 9.2      12.1       9.6         (1)      55       27
Interest expense                (0.5)     (0.2)     (0.2)       249       26      (52)
Other income, primarily
  interest income                0.2       0.2       0.2         48       23       61
Income before taxes              8.9      12.1       9.6         (4)      55       32

Provision for income taxes       3.9       4.9       3.8          4       58       29
Income before change in
  accounting for income taxes    5.0       7.2       5.8         (9)      53       32
- -------------------------------------------------------------------------------------

REVENUE

     Merrill Corporation is engaged in one line of business--providing printed and electronic document services. The Company divides its revenue into three categories of service, financial printing, corporate printing and commercial and other services. The percentage of revenue attributable to each of the categories of service is set forth in the table above. Revenue in the financial printing category generally reflects the level of activity in the capital markets. Financial printing encompasses many types of transactions, and some types of transactions tend to increase when others are out of favor. However, a prolonged reduction in the overall level of financial transactions could be expected to have a negative impact on this revenue category. The corporate printing category encompasses required regulatory and mutual fund documentation and other repetitive work and is typically not impacted to a significant degree by capital market fluctuations. Commercial and other business tends to follow general economic trends.

     Revenue increased 30 percent in fiscal year 1995 to a record $237 million, and was equally balanced across the three categories of service. Approximately half of the revenue increase resulted from the inclusion of a full year of operations of May Printing Company which was acquired in December 1993. May was also primarily responsible for the 87 percent increase in revenue in our commercial and other category. Also contributing to the growth in this category were document management services, particularly a near-doubling in the number of installations under management services contracts, and substantial growth in election-related printing due to 1994 being a general election year. Corporate revenue grew 26 percent in 1995, principally due to increased mutual fund documentation services provided to both new and existing clients. Also impacting corporate revenue was growth in the number of companies using electronic filing services to comply with the Securities and Exchange Commission's EDGAR program. Financial category revenue was virtually flat with year-ago levels as rising interest rates and resulting uncertainty in the financial markets caused a dramatic mid-year reduction in the volume of capital market transactions. Management believes that the Company maintained its market share during the year. However, domestic financial revenue was down 5 percent for the fiscal year and down 30 percent in the last 6 months, compared to year-ago levels. International financial printing continued its rapid growth, more than doubling in fiscal year 1995, representing just over 5 percent of consolidated revenue and nearly 15 percent of financial category revenue.

     The revenue improvement in fiscal year 1994 was principally due to a 52 percent increase in revenue from the financial printing category reflecting a high level of activity in the nation's financial markets throughout the year and growth in market share, particularly in the Company's West Coast markets. International revenue, which includes the results of Atwell Fleming Printing Company in Canada, acquired in June 1993, and the Company's association with England's Burrups, Ltd., also grew significantly, though still representing less than 5 percent of consolidated revenue. Corporate printing revenue increased 11 percent, due primarily to increased mutual fund documentation and corporate proxy work. In the last half of the fiscal year, however, corporate revenue was 4 percent below the comparable period of the prior year reflecting a reduction in demand from certain customers. Revenue in the commercial and other sector increased 2 percent. The inclusion of one month's revenue from May Printing Company, acquired December 31, 1993, offset a decline in election-related printing due to 1993 not being a general election year. Revenue from reprographics and facilities management increased modestly offsetting a reduction in publications revenue.

     All of the Company's service categories grew in fiscal 1993, led by a 30 percent increase in financial printing revenue reflecting a second consecutive year of strong capital market activity high-lighted by record levels of corporate equity offerings. The corporate printing sector grew 11 percent, principally from gains in market share. Strong growth in reprographics and facilities management resulted in 14 percent growth in the commercial and other sector.

GROSS PROFIT

     The reduction in gross margin in fiscal year 1995 primarily was due to the sharp reduction in financial printing volume discussed above. Financial printing is typically more typesetting-intensive, as opposed to printing-intensive, than business in other service categories. When a significant decline in activity is experienced, as was the case in fiscal year 1995, underutilization of skilled personnel, equipment and facilities results in depressed margins. Also in times of reduced activity, intense price competition for available work tends to develop, further pressuring margins. Conversely, as financial printing activity increases, the operating leverage inherent in the Company's centralized typesetting facility can be expected to generate lower unit costs and higher margins. Also reflected in the lower gross margins is the growth in the Company's document service center, or facilities management, business. This business has lower gross margins than the Company's more traditional businesses, but also lower selling and administrative costs.

     The gross margin improvement in fiscal year 1994 can be attributed primarily to operating efficiencies related to the significant increase in activity in the financial printing category. Also positively impacting gross margins in 1994 was a full year of operations from the Company's New Jersey printing operation which opened in the second quarter of fiscal year 1993.

     Gross margins increased slightly in fiscal year 1993 as volume-related operating efficiencies were partially offset by costs relating to increased employee training, conversion to new document imaging technology and start-up of the Company's New Jersey printing operation.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     These expenses have increased in each of the last three years, although decreasing as a percent of revenue due to the substantial increase in revenue and the fixed nature of certain of these expenses. Fiscal year 1995 included a full year of expenses from May Printing Company, together with the goodwill amortization associated with that acquisition. Bad debt expense in fiscal year 1995 increased substantially from 1994 levels principally due to securities offerings being aborted because of poor market conditions. Fiscal year 1994 expenses reflected administrative staff additions and a fourfold increase in costs for employee training and development programs, partially offset by lower provisions for doubtful accounts due to improved collection experience. Fiscal year 1993 expenses reflected expanded training of both sales and administrative personnel and the opening of three new offices.

INTEREST EXPENSE AND OTHER INCOME

     Average short-term borrowings under the Company's bank line of credit were $710,000, $93,000 and $56,000, respectively, in fiscal years 1995, 1994 and
1993. Other income is primarily interest income. Due to the cash expended and debt assumed in connection with the December 1993 acquisition of May Printing Company, as discussed under "Liquidity and Capital Resources," interest expense in fiscal year 1995 was approximately three times the level of the previous two years.

PROVISION FOR INCOME TAXES

     The effective income tax rates for 1995, 1994 and 1993 were 43 percent, 40 percent and 39 percent, respectively. The effective rates were higher than the statutory federal rates of 35 percent in 1995 and 1994 and 34 percent in 1993, primarily due to state income taxes. In addition, in 1995, the effective rate increased because of a lower level of deductibility of business meeting and entertainment expenses, together with a provision for additional taxes payable for fiscal years 1992, 1993 and 1994 resulting from an Internal Revenue Service audit of those years. The effective income tax rate in future years is expected to approximate 42 percent.

IMPACT OF INFLATION

     The Company does not believe that inflation has had a significant impact on the results of its operations.


LIQUIDITY AND CAPITAL RESOURCES

     Working capital at January 31, 1995, increased to $31.5 million from $22.5 million a year ago, reflecting good earnings and operating cash flow. Capital expenditures in fiscal year 1995 were $10.1 million, primarily for production equipment and facility remodeling, compared with $7.6 million in 1994. In addition to funding capital expenditures, the strong cash flow resulted in a $7.4 million increase in cash and equivalents and elimination of short-term debt of which $2.6 million was outstanding at January 31, 1994. Long-term debt at January 31, 1995, was 10.2 percent of total capitalization compared to 13.9 percent a year ago.

     The Company believes that it remains relatively conservatively capitalized and has appropriate reserve borrowing capacity. The Company expects capital expenditures in fiscal year 1996 to be approximately $10 million to $13 million for production and printing equipment and facility expansion and remodeling. Approximately $1 million of this amount is committed at this time. In addition, the Company is negotiating for the purchase, for an estimated $5.5 million, of office buildings adjacent to its St. Paul, Minnesota, headquarters facility which are presently approximately 30 percent leased to the Company.

     In December 1993, the Company completed the acquisition of substantially all of the operating assets of May Printing Company for approximately $16 million in cash, $2.5 million in promissory notes and the assumption of approximately $5 million in long-term debt. This transaction depleted the Company's cash reserves and increased the Company's total debt, thus decreasing liquidity. Working capital at January 31, 1994, was $22.5 million, down from $24.7 million a year earlier. Long-term debt, including current maturities, was $10.3 million at January 31, 1994, compared to $2.2 million a year earlier. Short-term borrowing at January 31, 1994, was $2.6 million.

     The Company historically has been working-capital intensive, but in recent years has increased its needs for fixed capital and expanded its internal printing capacity as well. The Company generally has been able to generate sufficient cash flow from operations to fund its capital needs.

     At January 31, 1995, the Company's principal internal sources of liquidity were cash and cash equivalents and cash flow from operations. The Company also has available a $10 million unsecured bank line of credit, which expires May 31, 1997, under which there were no borrowings as of January 31, 1995. Management anticipates that these sources will satisfy its normal capital needs for fiscal year 1996, although long-term financing may be sought for the building purchase discussed above if consummated.


QUARTERLY STOCK PRICE COMPARISON

     Merrill Corporation shares are traded on The Nasdaq Stock Market under the symbol MRLL. The table below sets forth the range of high and low sale prices per share as reported by The Nasdaq Stock Market. These prices do not include adjustments for retail markups, markdowns or commissions. There were approximately 426 shareholders of record of the Company's common stock at the close of trading on March 31, 1995. The Company paid quarterly dividends in fiscal 1995 in the amount of three cents per share totaling $907,790 for the entire fiscal year.

                                         First    Second     Third    Fourth
Fiscal Year                            Quarter   Quarter   Quarter   Quarter
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------
1995           High                     32 1/2    28 1/4    24        19 1/2
               Low                      21        18        17        13 3/4
- ----------------------------------------------------------------------------
1994           High                     20 1/4    24 1/4    28        31 1/4
               Low                      15 1/2    18        22 3/4    21
- ----------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS




                                                                                              AS OF JANUARY 31,
- --------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE DATA)                                                     1995                1994
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
    Cash and cash equivalents                                                     $  9,967            $  2,558
    Trade receivables, less allowance for doubtful accounts of $2,830
        and $2,294, respectively                                                    39,284              38,777
    Work in process inventories                                                      7,007              11,821
    Other inventories                                                                4,526               3,935
    Refundable income taxes                                                            265
    Other                                                                            2,421               2,344
- --------------------------------------------------------------------------------------------------------------
        Total current assets                                                        63,470              59,435
- --------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                  28,918              26,678
Goodwill, net                                                                       11,423              11,616
Other assets                                                                         2,659               2,394
- --------------------------------------------------------------------------------------------------------------
        Total assets                                                              $106,470            $100,123
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Note payable to bank                                                                              $  2,600
    Current maturities of long-term debt                                          $    745               1,325
    Current maturities of capital lease obligations                                    738                 365
    Accounts payable                                                                16,004              15,939
    Accrued expenses                                                                12,809              13,145
    Income taxes payable                                                                                   115
    Deferred income taxes                                                            1,651               3,418
- --------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                   31,947              36,907
- --------------------------------------------------------------------------------------------------------------
Long-term debt, net of current maturities                                            5,295               6,040
Capital lease obligations, net of current maturities                                 2,227               2,616
Deferred income taxes                                                                   46                 669
Other                                                                                  894                 294
Shareholders' equity
    Common stock, $.01 par value: 25,000,000 shares authorized; 7,605,076 shares
        and 7,492,922 shares, respectively, issued and outstanding                      76                  75
    Undesignated stock: 500,000 shares authorized; no shares issued
    Additional paid-in capital                                                      14,384              12,996
    Retained earnings                                                               51,601              40,526
- --------------------------------------------------------------------------------------------------------------
        Total shareholders' equity                                                  66,061              53,597
- --------------------------------------------------------------------------------------------------------------
        Total liabilities and shareholders' equity                                $106,470            $100,123
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS




                                                                    FOR THE YEARS ENDED JANUARY 31,
- --------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)                       1995        1994        1993
- --------------------------------------------------------------------------------------------------
Revenue                                                           $236,878    $181,584    $147,716
Cost of sales                                                      159,462     116,350      98,119
- --------------------------------------------------------------------------------------------------
   Gross profit                                                     77,416      65,234      49,597
Selling, general and administrative expenses                        55,680      43,286      35,474
- --------------------------------------------------------------------------------------------------
   Operating income                                                 21,736      21,948      14,123
Interest expense                                                    (1,120)       (321)       (254)
Other income, primarily interest income                                538         364         295
- --------------------------------------------------------------------------------------------------
   Income before provision for income taxes and cumulative
     effect of change in accounting for income taxes                21,154      21,991      14,164
Provision for income taxes                                           9,171       8,820       5,565
- --------------------------------------------------------------------------------------------------
Income before cumulative effect of change
   in accounting for income taxes                                   11,983      13,171       8,599
Cumulative effect of change in accounting for income taxes                         177
- --------------------------------------------------------------------------------------------------
Net income                                                        $ 11,983    $ 13,348     $ 8,599
- --------------------------------------------------------------------------------------------------
Income per common and common equivalent share before
   cumulative effect of change in accounting for income taxes       $ 1.50      $ 1.65      $ 1.12
Cumulative effect of change in accounting for income taxes                         .02
- --------------------------------------------------------------------------------------------------
Net income per common and common equivalent share                $    1.50      $ 1.67      $ 1.12
- --------------------------------------------------------------------------------------------------
Weighted average number of common and common equivalent
   shares outstanding                                            7,994,233   7,971,854   7,695,113
- --------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    FOR THE YEARS ENDED JANUARY 31,
- -------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                                                          1995        1994       1993
- -------------------------------------------------------------------------------------------------------------------
Operating activities
    Net income                                                                      $ 11,983    $ 13,348    $ 8,599
    Adjustments to reconcile net income to net cash provided by operating activities
        Depreciation and amortization                                                  8,651       5,520      4,073
        Amortization of intangible assets                                              1,127         362        491
        Provision for losses on trade receivables                                      2,038         579      1,349
        Change in non-current portion of deferred income taxes                          (623)       (114)       (246)
        Cumulative effect of change in accounting for income taxes                                  (177)
        Change in deferred compensation                                                  600
        Changes in operating assets and liabilities, net of effects from business acquisitions
            Trade receivables                                                         (1,946)     (6,636)    (7,725)
            Work in process inventories                                                4,814      (5,728)    (1,042)
            Other inventories                                                           (540)        (74)       433
            Refundable income taxes                                                     (265)
            Other current assets                                                         (31)       (437)       (50)
            Accounts payable                                                            (126)      3,026        560
            Accrued expenses                                                            (368)      3,710      2,167
            Accrued and deferred income taxes                                         (1,882)        254        476
- -------------------------------------------------------------------------------------------------------------------
                Net cash provided by operating activities                             23,432      13,633      9,085
- -------------------------------------------------------------------------------------------------------------------
Investing activities
    Purchase of property, plant and equipment                                        (10,085)     (7,620)    (7,296)
    Business acquisitions, net of cash acquired                                         (993)    (16,069)
    Purchase of minority interest                                                                   (302)
    Other                                                                               (553)        (48)       (44)
- -------------------------------------------------------------------------------------------------------------------
                Net cash used in investing activities                                (11,631)    (24,039)    (7,340)
- -------------------------------------------------------------------------------------------------------------------
Financing activities
    Borrowings on note payable to bank                                                28,100       7,700      4,600
    Repayments on note payable to bank                                               (30,700)     (5,100)    (4,600)
    Principal payments on long-term debt and capital lease obligations                (2,273)       (117)       (83)
    Dividends paid                                                                      (908)       (741)
    Tax benefit realized upon exercise of stock options                                  863       1,103      1,160
    Other equity transactions, net                                                       526         557        455
- -------------------------------------------------------------------------------------------------------------------
                Net cash (used in) provided by financing activities                   (4,392)      3,402      1,532
- -------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                       7,409      (7,004)     3,277
Cash and cash equivalents, beginning of year                                           2,558       9,562      6,285
- -------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                              $  9,967    $  2,558   $  9,562
- -------------------------------------------------------------------------------------------------------------------
Supplemental cash flow disclosures
    Income taxes paid                                                               $ 11,088    $  7,574   $  4,200
    Interest paid                                                                      1,019         310        245
- -------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                           FOR THE YEARS ENDED JANUARY 31, 1995, 1994, 1993
- -----------------------------------------------------------------------------------------------------------
                                                                      Additional
                                                              Common     Paid-in     Retained
(IN THOUSANDS, EXCEPT PER SHARE DATA)                          Stock     Capital     Earnings        Total
- -----------------------------------------------------------------------------------------------------------
Balance, January 31, 1992                                        $71      $9,725      $19,320       $29,116

Exercise of stock options                                          2         439                       441
Tax benefit realized upon exercise of stock options                        1,160                     1,160
Other                                                                         14                        14
Net income                                                                              8,599        8,599
- -----------------------------------------------------------------------------------------------------------
Balance, January 31, 1993                                         73      11,338       27,919       39,330
- -----------------------------------------------------------------------------------------------------------

Exercise of stock options                                          2         579          581
Tax benefit realized upon exercise of stock options                        1,103                     1,103
Other                                                                        (24)                      (24)
Cash dividends ($.10 per share)                                                          (741)        (741)
Net income                                                                             13,348       13,348
- -----------------------------------------------------------------------------------------------------------
Balance, January 31, 1994                                         75      12,996       40,526       53,597
- -----------------------------------------------------------------------------------------------------------

Exercise of stock options                                          1         496                       497
Tax benefit realized upon exercise of stock options                          863                       863
Other                                                                         29                        29
Cash dividends ($.12 per share)                                                          (908)        (908)
Net income                                                                             11,983       11,983
- -----------------------------------------------------------------------------------------------------------
Balance, January 31, 1995                                        $76     $14,384      $51,601      $66,061
- -----------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS
The Company provides document typesetting, printing, reproduction, distribution and publishing esrvices to financial, legal, corporate, insurance and commercial markets worldwide.

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

GOODWILL
Goodwill recognized in business acquisitions accounted for as purchases is being amortized on the straight-line method, principally over 15 years.

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

NOTE 2 - SELECTED FINANCIAL STATEMENT DATA


                                                        AS OF JANUARY 31,
- -------------------------------------------------------------------------
(IN THOUSANDS)                                           1995       1994
- -------------------------------------------------------------------------

Property, plant and equipment
   Land                                              $    853    $    853
   Buildings                                            6,911       6,774
   Equipment                                           32,450      26,521
   Furniture and fixtures                               7,530       6,237
   Leasehold improvements                               6,563       5,485
   Construction in progress                             1,577         482
- -------------------------------------------------------------------------
                                                       55,884      46,352
   Less accumulated depreciation and amortization     (26,966)    (19,674)
- -------------------------------------------------------------------------
                                                     $ 28,918    $ 26,678
- -------------------------------------------------------------------------
Goodwill
   Goodwill                                          $ 12,597    $ 11,898
   Less accumulated amortization                       (1,174)       (282)
- -------------------------------------------------------------------------
                                                     $ 11,423    $ 11,616
- -------------------------------------------------------------------------
Accrued expenses
   Commissions and compensation                      $  7,898    $  8,936
   Pension                                              3,403       2,553
   Other                                                1,508       1,656
- -------------------------------------------------------------------------
                                                     $ 12,809    $ 13,145
- -------------------------------------------------------------------------


NOTE 3 - BUSINESS ACQUISITIONS

On December 31, 1993, the Company purchased substantially all of the operating assets and assumed certain liabilities of May Printing Company and obtained related covenants not to compete for approximately $16 million in cash and a promissory note payable for $2.5 million. The agreement called for an additional contingent consideration, not to exceed $2 million, which was based on pretax earnings for the 12 months ended January 31, 1995, generated from the net assets acquired as defined in the purchase agreement. Management anticipates there will be no contingent consideration paid. The excess of the purchase price over the estimated fair market value of the net assets acquired was approximately $11.5 million and is being amortized using the straight-line method over 15 years. The acquisition has been accounted for as a purchase. Results of operations since the purchase date are included in the Consolidated Statements of Operations. Pro forma data (unaudited) as though the acquisition had been effective February 1, 1992, is as follows:


                                                   YEARS ENDED JANUARY 31,
- -------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                 1994           1993
- -------------------------------------------------------------------------
Revenue                                          $ 208,797      $ 174,931
Net income                                          14,325          9,189
Net income per share                                  1.79           1.19
- -------------------------------------------------------------------------

On November 10, 1994, the Company purchased substantially all of the operating assets and assumed certain liabilities of Fourtress Reprographic Services, Inc., for approximately $647,000 cash. On June 1, 1993, the Company acquired the outstanding stock of Torrie Enterprises, LTD, doing business as Atwell Fleming Printing in Toronto, Ontario, for approximately $873,000 cash. These acquisitions were not significant to the financial position or results of operations of the Company.

NOTE 4 - FINANCIAL AGREEMENTS


BANK FINANCING:
In June of 1994, the Company amended its revolving credit agreement which provides for a $10 million unsecured bank line of credit through May 31, 1997. There were no borrowings outstanding under this line of credit at January 31, 1995. Borrowings under the line of credit were $2.6 million at January 31, 1994 and bore interest at prime less .25%. Under the amended agreement, the Company has the option to borrow at the bank's reference rate, at 1.0% above the London Interbank Offered Rate or at 0.85% above a certificate of deposit-based rate and is required to pay a commitment fee of 0.25% on the unused portion of the line annually. The weighted average interest rate on the note payable was 7.18% for 1995 and 5.75% for 1994. The revolving credit agreement includes various covenants, including the maintenance of minimum tangible net worth and limitations on the amounts of certain transactions without the approval of the bank.

LONG-TERM DEBT:
Long-term debt consisted of the following:


                                                                AS OF JANUARY 31,
- ---------------------------------------------------------------------------------
(IN THOUSANDS)                                                    1995       1994
- ---------------------------------------------------------------------------------
Industrial development bonds, due in semiannual
installments including interest ranging from
7.0% to 8.375% over the life of the bonds with
the remaining unpaid balance due on August 1,
2010; collateralized by land, building and
equipment with a carrying value of $4,780 at
January 31, 1995.                                               $3,785     $3,900

Unsecured promissory note payable in equal
installments of $500 on December 31 thru 1999.
The note bears interest at prime and is payable
annually. The prime interest rate at January 31,
1995, was 8.5% (6.0% at January 31, 1994).                       2,000      2,500

Other notes                                                        255        965
- ---------------------------------------------------------------------------------
                                                                 6,040      7,365
Less current maturities                                           (745)    (1,325)
- ---------------------------------------------------------------------------------
                                                                $5,295     $6,040
- ---------------------------------------------------------------------------------

The aggregate maturities of long-term debt are as follows:


(IN THOUSANDS)
- ------------------------------------------------------------------------------
1996                                                                    $  745
1997                                                                       770
1998                                                                       645
1999                                                                       655
2000                                                                       170
Thereafter                                                               3,055
- ------------------------------------------------------------------------------
                                                                        $6,040
- ------------------------------------------------------------------------------

NOTE 5 - LEASES

The Company leases an office and production facility and the associated land, and equipment under capital leases that terminate at various dates through November 30, 2005. Certain leases contain bargain purchase options. A summary of the Companys property under capital leases, which is classified as property, plant and equipment, is as follows:

                                                             AS OF JANUARY 31,
- -----------------------------------------------------------------------------
(IN THOUSANDS)                                                 1995      1994
- -----------------------------------------------------------------------------
Land                                                         $  333    $  333
Building                                                      2,439     2,439
Equipment                                                     1,552     1,124
Less accumulated amortization                                  (872)     (601)
- -----------------------------------------------------------------------------
                                                             $3,452    $3,295
- -----------------------------------------------------------------------------

The Company also leases office space and equipment under noncancelable operating leases which expire at various dates through December of 2000.

Rental expense charged to operations on noncancelable operating leases was $4,523,000, $3,303,000 and $2,531,000, for the years ended January 31, 1995,
1994 and 1993, respectively.

Future minimum rental commitments under noncancelable leases at January 31, 1995, are as follows:


                                                            Capital  Operating
(IN THOUSANDS)                                               Leases     Leases
- ------------------------------------------------------------------------------
1996                                                         $1,029     $3,578
1997                                                            555      2,360
1998                                                            445      1,766
1999                                                            368      1,094
2000                                                            341        362
Thereafter                                                    1,845
- ------------------------------------------------------------------------------
                                                             $4,583     $9,160
                                                                        ------
Imputed interest                                             (1,618)
- -------------------------------------------------------------------
Present value of minimum lease payments                       2,965
Less current maturities of obligations under capital leases    (738)
- -------------------------------------------------------------------
Long-term obligations under capital leases                   $2,227
- -------------------------------------------------------------------

NOTE 6 - INCOME TAXES

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

                                                                          AS OF JANUARY 31,
- ------------------------------------------------------------------------------------------
(IN THOUSANDS)                                                  1995       1994       1993
- ------------------------------------------------------------------------------------------
Currently payable
   Federal                                                    $9,879     $5,394     $4,760
   State                                                       1,682      1,090        977
- ------------------------------------------------------------------------------------------
                                                              11,561      6,484      5,737
Deferred                                                      (2,390)     2,336       (172)
- ------------------------------------------------------------------------------------------
Provision for income taxes                                    $9,171     $8,820     $5,565
- ------------------------------------------------------------------------------------------


Temporary differences comprising the net deferred tax liability recognized in the accompanying Consolidated Balance Sheet are as follows:


                                                                          AS OF JANUARY 31,
- ------------------------------------------------------------------------------------------
(IN THOUSANDS)                                                            1995        1994
- ------------------------------------------------------------------------------------------
Capital loss carryforward                                               $   994    $   994
Allowance for doubtful accounts                                           1,089        929
Deferred compensation                                                       344        113
Work in process inventories                                              (3,386)    (4,861)
Depreciation                                                               (272)      (601)
Other                                                                       528        333
Deferred tax valuation allowance                                           (994)      (994)
- ------------------------------------------------------------------------------------------
Net deferred tax liability                                              $(1,697)   $(4,087)
- ------------------------------------------------------------------------------------------


Significant differences between income taxes on income for financial reporting purposes and income taxes calculated using the federal statutory tax rate are as follows:


                                                                         AS OF JANUARY 31,
- ------------------------------------------------------------------------------------------
(IN THOUSANDS)                                                  1995       1994       1993
- ------------------------------------------------------------------------------------------
Provision for federal income taxes at statutory rate          $7,404     $7,697     $4,816
State income taxes, net of federal benefit                     1,039        842        607
Nondeductible business meeting and entertainment expense         565        172        138
Other                                                            163        109          4
- ------------------------------------------------------------------------------------------
                                                              $9,171     $8,820     $5,565
- ------------------------------------------------------------------------------------------


NOTE 7 - RETIREMENT PLAN

The Company has a defined contribution retirement plan covering substantially all employees. Contributions to the plan are based on 7% of eligible employee compensation. Costs charged to operations were $3,403,000, $2,553,000 and $2,005,000 for the years ended January 31, 1995, 1994 and 1993, respectively.

NOTE 8 - SHAREHOLDERS' EQUITY

COMMON STOCK:
The classes, series, rights and preferences of the undesignated stock may be established by the Company's Board of Directors. No action with respect to such shares has been taken.

STOCK PLANS:
1993 STOCK INCENTIVE PLAN: Under the Company's 1993 Stock Incentive Plan, 500,000 shares of common stock were reserved for granting of incentive awards to employees in the form of incentive stock options, nonstatutory stock options and restricted stock awards. As of January 31, 1995, nonstatutory options for 463,000 shares had been granted under the plan, leaving 37,000 shares available for future grants.

1987 OMNIBUS STOCK PLANS: Under the Company's 1987 Omnibus Stock Plan, 800,000 shares of common stock were reserved for granting of incentive awards to employees in the form of incentive stock options, nonstatutory stock options or restricted stock awards. As of January 31, 1995, incentive stock options for 108,666 shares, nonstatutory options for 648,800 shares and restricted stock awards for 20,100 shares had been granted under the plan, leaving
22,434 shares available for future grants.

NONQUALIFIED OPTIONS: In addition to options granted under the plans, the Company has granted nonqualified options to directors and consultants at prices equal to or exceeding market value at date of grant.

A summary of selected information regarding all stock options for the three years ended January 31, 1995, is as follows:


                                        Shares     Price Per Share
- ------------------------------------------------------------------
Balance, January 31, 1992              906,000      $ 3.37 -  8.75
Granted                                175,000       11.55 - 14.06
Exercised                             (310,400)       3.37 -  8.75
- ------------------------------------------------------------------
Balance, January 31, 1993              770,600        3.37 - 14.06
Granted                                401,000       17.50 - 29.50
Exercised                             (139,466)       3.37 - 10.50
Canceled                                (9,200)       3.37 -  3.87
- ------------------------------------------------------------------
Balance, January 31, 1994            1,022,934        3.37 - 29.50
Granted                                110,664       14.56 - 29.75
Exercised                             (113,134)       3.37 - 17.50
Canceled                               (34,500)       3.87 - 17.37
- ------------------------------------------------------------------
Balance, January 31, 1995              985,964      $ 3.37 - 29.75
- ------------------------------------------------------------------


Options for 459,564 shares were exercisable at January 31, 1995.

NOTE 9 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of quarterly financial data for fiscal years 1995 and 1994:




                                            First   Second   Third   Fourth
(IN THOUSANDS EXCEPT PER SHARE DATA)      Quarter  Quarter  Quarter  Quarter     Total
- --------------------------------------------------------------------------------------
1995   Revenue                            $61,463  $63,679  $57,474  $54,262  $236,878
- --------------------------------------------------------------------------------------
       Gross profit                        23,016   21,762   16,921   15,717    77,416
- --------------------------------------------------------------------------------------
       Net income                           4,699    4,396    2,205      683    11,983
- --------------------------------------------------------------------------------------
       Net income per share                   .58      .55      .28      .09      1.50
- --------------------------------------------------------------------------------------
       Dividends declared per share           .03      .03      .03      .03       .12
- --------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------------
1994   Revenue                            $41,244  $44,912  $42,541  $52,887  $181,584
- --------------------------------------------------------------------------------------
       Gross profit                        15,807   15,795   15,183   18,449    65,234
- --------------------------------------------------------------------------------------
       Net income                           3,459    3,518    3,034    3,337    13,348
- --------------------------------------------------------------------------------------
       Net income per share                   .44      .44      .38      .41      1.67
- --------------------------------------------------------------------------------------
       Dividends declared per share          .025     .025     .025     .025       .10
- --------------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF MERRILL CORPORATION

     We have audited the accompanying consolidated balance sheets of Merrill Corporation as of January 31, 1995 and 1994, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended January 31, 1995. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merrill Corporation as of January 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1995, in conformity with generally accepted accounting principles.

    As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective February 1, 1993.

                                                  Coopers & Lybrand L.L.P.


St. Paul, Minnesota
March 21, 1995

SUMMARY OF OPERATING AND FINANCIAL DATA

                                                                        FOR THE YEARS ENDED JANUARY 31,
- -------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT EMPLOYEE
AND PER SHARE DATA)                    1995        1994        1993        1992        1991       1990
- -------------------------------------------------------------------------------------------------------
Operating results
   Revenue                         $236,878    $181,584    $147,716    $125,312    $100,951    $69,022
   Costs and expenses               215,724     159,593     133,552     114,559      96,825     68,480
   Income (loss) before provision
     for income taxes                21,154      21,991      14,164      10,753       4,126       (928)
   Provision for income taxes         9,171       8,820       5,565       4,308       1,570        222
   Net income (loss)                 11,983      13,348       8,599       6,518       2,671     (1,238)
- -------------------------------------------------------------------------------------------------------
Per common share
   Net income (loss)               $   1.50    $   1.67    $   1.12    $    .86    $    .37    $  (.17)
   Book value                          8.69        7.15        5.36        4.11        3.20        2.82
- -------------------------------------------------------------------------------------------------------
Financial data/other
   Working capital                 $ 31,523    $ 22,528    $ 24,650    $ 17,550    $  9,388    $  7,929
   Current ratio                        2.0         1.6         2.1         1.9         1.4         1.5
   Total assets                    $106,470    $100,123    $ 66,042    $ 52,954    $ 46,892    $ 40,596
   Shareholders' equity              66,061      53,597      39,330      29,116      22,486      20,491
   Return on average
     shareholders' equity               20.0%       28.7%       25.1%       25.3%       12.4%        N/A
   Long-term obligations           $  7,522    $  8,656    $  2,138    $  2,230    $  2,314    $  2,390
   Long-term obligations to
     capitalization                    10.2%       13.9%        5.2%        7.1%        9.3%       10.4%
   Number of employees                1,739       1,601       1,041         831         784         562
- -------------------------------------------------------------------------------------------------------

38