Form 10-K, Exhibit 13
period 1996-01-31
MERRILL CORP
filed 1996-04-30
CIK 790406

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS
The following table sets forth for the years indicated the percentage relationship to revenue of certain items in the Company's consolidated statements of operations and the percentage changes in the dollar amounts of such items in comparison to the prior year.

                                                        Year ended January 31,
                                         ------------------------------------------------------
                                                                         % Increase (Decrease)
                                                                       ------------------------
                                         Percentage of Revenues        1996      1995      1994
                                         ------------------------       vs.       vs.       vs.
                                         1996      1995      1994      1995      1994      1993
- -----------------------------------------------------------------------------------------------
Revenues
  Financial                              36.1%     33.4%     42.4%       12%        3%       52%
  Corporate                              29.5      33.4      34.4        (9)       26        11
  Commercial and other                   21.5      23.3      13.8        (5)      120         2
  Document management services           12.9       9.9       9.4        35        38         3
- -----------------------------------------------------------------
                                        100.0     100.0     100.0         4        30        23

Cost of sales                            67.6      67.3      64.1         4        37        19
Gross profit                             32.4      32.7      35.9         3        19        32
Selling, general and
  administrative expenses                24.5      23.5      23.8         8        29        22
Operating income                          7.9       9.2      12.1       (10)       (1)       55
Interest expense                         (0.4)     (0.5)     (0.2)       (2)      249        26
Other income, primarily
  interest income                         0.1       0.2       0.2       (36)       48        23
Income before provision for taxes         7.6       8.9      12.1       (12)       (4)       55
Provision for income taxes                3.3       3.9      4.9        (12)        4        58
Income before change in
  accounting for income taxes             4.3       5.0       7.2       (11)       (9)       53
- -----------------------------------------------------------------------------------------------


REVENUE Merrill Corporation is engaged in one line of business -- providing printed and electronic document services. The Company divides its revenue into four categories of service: financial printing, corporate printing, document management services, and commercial and other services. The percentage of revenue attributable to each of the categories of service is set forth in the table above. Revenue in the financial printing category generally reflects the level of activity in the capital markets. Financial printing encompasses many types of transactions, and some types of transactions tend to increase when others are out of favor. However, a prolonged reduction in the overall level of financial transactions could be expected to have a negative impact on this revenue category. The corporate printing category encompasses required regulatory and mutual fund documentation and other repetitive work and is typically not impacted to a significant degree by capital market fluctuations. Document management services and commercial and other services tend to follow general economic trends.



      Management's Discussion and Analysis of Financial Condition and Results of
Operations                                                                   [9]

   Revenue for fiscal year 1996 increased 4 percent over the previous year. The financial revenue category showed a 12 percent increase over last year resulting from the substantial increase in the level of financial market activity. The financial market over the last six months of the fiscal year showed a substantial increase in the number of new transactions, including mergers, acquisitions and initial public offerings, that improved the growth in the financial revenue category. This financial market activity continues to be strong and should add additional growth to the financial revenue category in the first quarter of fiscal 1997. International revenues, which are comprised of financial revenues, accounted for approximately 6% of consolidated revenues and increased by 26% from 1995. Management does not anticipate significant changes in the relative percentage of international revenues during 1997. However, actual results could vary materially from the foregoing forward-looking statement. Corporate revenue is down 9 percent from fiscal 1995. This shortfall was caused primarily by the absence this year of a few significant, one-time mutual fund projects that occurred during the last half of fiscal 1995. These large corporate projects were not bid on in the current year because of low margins.

   Document management services revenue grew at a 35 percent rate in fiscal 1996, with the addition of 18 new document service centers.
These additions bring the total number of these service centers to 50 as of the end of fiscal 1996. General commercial revenue was down slightly as the absence of election-related printing in 1996 was nearly offset by the increase in revenue at Merrill/May. Merrill/May continues to add more national clients, including 15 new clients during fiscal 1996, which should generate increased revenues over the next 12-month period. However, actual results could vary materially from the foregoing forward-looking statement.

   Revenue increased 30 percent in fiscal year 1995 to $237 million. Approximately half of the revenue increase resulted from the inclusion of a full year of operations of May Printing Company which was acquired in December 1993. May was primarily responsible for the 120 percent increase in revenue in our commercial and other category. Also contributing to the revenue growth was the near doubling in the number of installations under management services contracts in the document management services category. Corporate revenue grew 26 percent in 1995, principally from increased mutual fund documentation services provided to both new and existing clients. Also impacting corporate revenue was growth in the number of companies using electronic filing services to comply with the Securities and Exchange Commission's EDGAR program. Financial category revenue was virtually flat compared to 1994 levels as rising interest rates and resulting uncertainty in the financial markets caused a dramatic mid-year reduction in the volume of capital market transactions.



[10] Management's Discussion and Analysis of Financial Condition and Results of Operations

   The revenue improvement in fiscal year 1994 was principally due to a 52 percent increase in revenue from the financial printing category, reflecting a high level of activity in the nation's financial markets throughout the year and growth in market share, particularly in the Company's West Coast markets. International revenue, which includes the results of Atwell Fleming Printing Company in Canada, acquired in June 1993, and the Company's association with England's Burrups Ltd, also grew significantly, though still representing less than 5 percent of consolidated revenue. Corporate printing revenue increased 11 percent, due primarily to increased mutual fund documentation and corporate proxy work. Revenue in the commercial and other sector increased 2 percent. The inclusion of one month's revenue from May Printing Company, acquired December 31, 1993, offset a decline in election-related printing because 1993 was not a general election year. Revenue from reprographics and facilities management increased modestly, offsetting a reduction in publications revenue.

GROSS PROFIT Fiscal year 1996 gross margins decreased slightly compared to the previous year. Financial revenue margins over the last half of fiscal 1996 improved from the increased volume of financial work, which typically has realized higher margins. However, 1996 margins on financial work are lower than in prior years from continued competitive pricing pressure. Gross margins over the last six months improved because of volume-related operating efficiencies in the Company's central typesetting facility and printing facilities. Also contributing to the lower overall gross margins is the increase in the number of document services centers. This business typically has lower margins than the Company's more traditional business. The reduction in gross margin in fiscal year 1995 versus 1994 was caused primarily by the sharp reduction in financial printing volume during the second half of the fiscal year. This reduced activity led to intense price competition for available work, further pressuring margins. Also reflected in the lower gross margins is the growth in the Company's document services center business, which has realized lower gross margins than the Company's more traditional businesses.

   The gross margin improvement in fiscal year 1994 versus 1993 can be attributed primarily to operating efficiencies related to the significant increase in activity in the financial printing category. Also positively impacting gross margins in 1994 was a full year of operations in the Company's New Jersey printing operation, which opened in the second quarter of fiscal year 1993.



      Management's Discussion and Analysis of Financial Condition and Results of
Operations                                                                  [11]

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses have increased in each of the last three fiscal years. The increase in these expenses in fiscal year 1996 was attributed to the continued expansion of the Company's sales and marketing organization, increased market penetration in existing offices and the marketing of new services. Merrill/May continues to incur higher selling expenses to add more national clients and increase marketing efforts to promote its services. Fiscal year 1995 included a full year of expenses from Merrill/May, together with the goodwill amortization associated with that acquisition.

  Bad debt expense in fiscal year 1995 increased substantially from 1994 levels principally from securities offerings being aborted because of poor market conditions. Fiscal year 1994 expenses reflect administrative staff additions and a fourfold increase in costs for employee training and development programs, partially offset by lower provisions for doubtful accounts, which was the result of improved collection experience.

INTEREST EXPENSE AND OTHER INCOME Average short-term borrowings under the Company's bank line of credit were $2,221,000, $710,000 and $93,000, respectively, in fiscal years 1996, 1995 and 1994. Other income is primarily interest income. In fiscal 1996, interest expense remained consistent with last year from increased short-term borrowings reflecting expenditures associated with the build-up of accounts receivable and work-in-process inventories offset by lower long-term debt interest. Interest expense in fiscal 1995 was up over the previous year from cash expended and debt assumed in connection with the December 1993 acquisition of May Printing Company and interest expense associated with the IRS audits discussed below.

PROVISION FOR INCOME TAXES The effective income tax rates for 1996 and 1995 were 43 percent, compared to 40 percent for 1994. The effective rates were higher than the statutory federal rates of 35 percent in these years primarily due to state income taxes. In addition, in 1996 and 1995, the effective rate increased because of a lower level of deductibility of business meeting and entertainment expenses, together with a provision for additional taxes payable of approximately $650,000 for fiscal years 1992, 1993 and 1994 resulting from an Internal Revenue Service audit of those years. The effective income tax rate in future years is expected to approximate 43 percent.

IMPACT OF INFLATION The Company does not believe that inflation has had a significant impact on the results of its operations.



[12] Management's Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES
Working capital at January 31, 1996, increased to $39.4 million from $31.5 million a year ago, reflecting an increase in sales activity during the fourth quarter, as compared to sales activity during the fiscal 1995 fourth quarter. The increase in sales activity resulted in a corresponding increase in trade receivables. In addition, the number of work-in-process jobs at January 31, 1996 increased compared to January 31, 1995, reflecting the higher level of financial market activity. Capital expenditures for the period were $12.5 million, of which $5.5 million represented the purchase of two administration buildings in St. Paul which were previously partially leased. Other capital expenditures were principally for production equipment and office remodeling and furnishings. Cash and cash equivalents increased $2.1 million for the twelve month period and borrowings under the Company's bank line of credit were $6.0 million at January 31, 1996. Long-term debt at January 31, 1996, was 7.7 percent of total capitalization compared to
10.2 percent a year ago.

  The Company expects capital expenditures in fiscal year 1997 to be approximately $10 million to $13 million for production and printing equipment and facility expansion and remodeling. Approximately $1 million of this amount is committed at this time.

  Working capital at January 31, 1995, increased to $31.5 million from $22.5 million in 1994, reflecting positive earnings and operating cash flow. Capital expenditures in fiscal year 1995 were $10.1 million, primarily for production equipment and facility remodeling, compared with $7.6 million in 1994. In addition to funding capital expenditures, the strong cash flow resulted in a $7.4 million increase in cash and equivalents and elimination of short-term debt, of which $2.6 million was outstanding at January 31, 1994. Long-term debt at January 31, 1995, was 10.2 percent of total capitalization compared to 13.9 percent in 1994.

  The Company historically has been working-capital intensive, but in recent years has increased its needs for technology and production equipment. The Company generally has been able to generate sufficient cash flow from operations to fund its capital needs.

  At January 31, 1996, the Company's principal internal sources of liquidity were cash and cash equivalents and cash flow from operations. The Company also has available a $15 million unsecured bank line of credit, which expires May 31, 1997, under which there were $6 million of borrowings as of January 31, 1996. Subsequent to year end the line of credit has been increased to $60 million to provide for the purchases described in Note 10. Management anticipates that these sources will satisfy its capital needs for fiscal year 1997.



      Management's Discussion and Analysis of Financial Condition and Results of
Operations                                                                  [13]

NEW ACCOUNTING STANDARD
In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation." This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company intends to follow the option that permits companies to apply current accounting standards for stock-based employee compensation. Effective with fiscal year-end 1997 reporting, the Company will disclose proforma net income and net income per share amounts as if Statement No. 123 were applied.

QUARTERLY STOCK PRICE COMPARISON
Merrill Corporation shares are traded on The Nasdaq Stock Market under the symbol MRLL. The table below sets forth the range of high and low sale prices per share as reported by The Nasdaq Stock Market. These prices do not include adjustments for retail markups, markdowns or commissions. There were approximately 402 shareholders of record of the Company's common stock at the close of trading on March 29, 1996. The Company paid quarterly dividends in fiscal 1996 and 1995 in the amount of three cents per share, totaling $930,909 and $907,790, respectively.


                                                  First         Second          Third         Fourth
Fiscal Year                                     Quarter        Quarter        Quarter        Quarter
- ----------------------------------------------------------------------------------------------------
1996                                High         20             21 1/4         19 1/2         20 3/4
                                    Low          14 3/4         15 3/4         15 3/4         14 1/4
- ----------------------------------------------------------------------------------------------------
1995                                High         32 1/2         28 1/4         24             19 1/2
                                    Low          21             18             17             13 3/4
- ----------------------------------------------------------------------------------------------------

[14] Management's Discussion and Analysis of Financial Condition and Results of Operations

CONSOLIDATED BALANCE SHEETS

                                                                  As of January 31,
                                                              -----------------------
(In thousands, except share data)                                 1996           1995
- -------------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents                                  $ 12,074       $  9,967
   Trade receivables, less allowance for doubtful
      accounts of $3,545 and $2,830, respectively               48,566         39,284
   Work in process inventories                                  10,898          7,007
   Other inventories                                             5,235          4,526
   Other current assets                                          2,463          2,686
- -------------------------------------------------------------------------------------
      Total current assets                                      79,236         63,470
- -------------------------------------------------------------------------------------
Property, plant and equipment, net                              31,681         28,918
Goodwill, net                                                   10,528         11,423
Other assets                                                     4,076          2,659
- -------------------------------------------------------------------------------------
      Total assets                                            $125,521       $106,470
- -------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Note payable to bank                                       $  6,000
   Current maturities of long-term debt                            770       $    745
   Current maturities of capital lease obligations                 538            738
   Accounts payable                                             17,598         16,004
   Accrued expenses                                             14,951         12,809
   Deferred income taxes                                                        1,651
- -------------------------------------------------------------------------------------
      Total current liabilities                                 39,857         31,947
- -------------------------------------------------------------------------------------
Long-term debt, net of current maturities                        4,525          5,295
Capital lease obligations, net of current maturities             1,929          2,227
Other liabilities                                                1,476            940
Commitments and contingencies (Notes 3, 5 and 10)
Shareholders' equity
   Common stock, $.01 par value: 25,000,000 shares
      authorized; 7,855,783 shares and 7,605,076 shares,
      respectively, issued and outstanding                          78             76
   Undesignated stock: 500,000 shares authorized;
      no shares issued
   Additional paid-in capital                                   16,324         14,384
   Retained earnings                                            61,332         51,601
- -------------------------------------------------------------------------------------
      Total shareholders' equity                                77,734         66,061
- -------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity              $125,521       $106,470
- -------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


                                                                            [15]

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    For the Years Ended January 31,
                                                            ----------------------------------------
(In thousands, except share and per share data)                   1996           1995           1994
- ----------------------------------------------------------------------------------------------------
Revenues                                                    $  245,306     $  236,878     $  181,584
Cost of sales                                                  165,765        159,462        116,350
- ----------------------------------------------------------------------------------------------------
   Gross profit                                                 79,541         77,416         65,234
Selling, general and administrative expenses                    60,079         55,680         43,286
- ----------------------------------------------------------------------------------------------------
   Operating income                                             19,462         21,736         21,948
Interest expense                                                (1,099)        (1,120)          (321)
Other income, primarily interest income                            343            538            364
- ----------------------------------------------------------------------------------------------------
Income before provision for income
   taxes and cumulative effect of
   change in accounting for income taxes                        18,706         21,154         21,991
Provision for income taxes                                       8,044          9,171          8,820
- ----------------------------------------------------------------------------------------------------
Income before cumulative effect of change
   in accounting for income taxes                               10,662         11,983         13,171
Cumulative effect of change in
   accounting for income taxes                                                                   177
- ----------------------------------------------------------------------------------------------------
Net income                                                  $   10,662     $   11,983     $   13,348
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
Income per common and common equivalent
   share before cumulative effect of change
   in accounting for income taxes                           $     1.34     $     1.50     $     1.65
Cumulative effect of change in
   accounting for income taxes                                                                   .02
- ----------------------------------------------------------------------------------------------------
Net income per common and
   common equivalent share                                  $     1.34     $     1.50     $     1.67
- ----------------------------------------------------------------------------------------------------
Weighted average number of common
   and common equivalent shares outstanding                  7,945,146      7,994,233      7,971,854
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


[16]

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                  For the Years Ended January 31,
                                                                             --------------------------------------
(In thousands)                                                                   1996           1995           1994
- -------------------------------------------------------------------------------------------------------------------
Operating activities
   Net income                                                                $ 10,662       $ 11,983       $ 13,348
   Adjustments to reconcile net income to net
      cash provided by operating activities
         Depreciation and amortization                                          9,724          8,651          5,520
         Amortization of intangible assets                                      1,088          1,127            362
         Provision for losses on trade receivables                              1,486          2,038            579
         Deferred income taxes                                                 (2,583)        (2,390)         2,336
         Change in deferred compensation                                          582            600
         Cumulative effect of change in accounting for income taxes                                            (177)
         Changes in operating assets and liabilities,
            net of effects from business acquisitions
               Trade receivables                                              (10,768)        (1,946)        (6,636)
               Work in process inventories                                     (3,891)         4,814         (5,728)
               Other inventories                                                 (709)          (540)           (74)
               Other current assets                                               315            (31)          (437)
               Accounts payable                                                 1,594           (126)         3,026
               Accrued expenses                                                 2,142           (368)         3,710
               Income taxes                                                       (89)          (380)        (2,196)
- --------------------------------------------------------------------------------------------------------------------
                  Net cash provided by operating activities                     9,553         23,432         13,633
- --------------------------------------------------------------------------------------------------------------------
Investing activities
   Purchase of property, plant and equipment                                  (12,487)       (10,085)        (7,620)
   Business acquisitions, net of cash acquired                                                  (993)       (16,069)
   Other                                                                         (727)          (553)          (350)
- --------------------------------------------------------------------------------------------------------------------
                  Net cash used in investing activities                       (13,214)       (11,631)       (24,039)
- --------------------------------------------------------------------------------------------------------------------
Financing activities
   Borrowings on note payable to bank                                          51,700         28,100          7,700
   Repayments on note payable to bank                                         (45,700)       (30,700)        (5,100)
   Principal payments on long-term debt and capital lease obligations          (1,243)        (2,273)          (117)
   Dividends paid                                                                (931)          (908)          (741)
   Tax benefit realized upon exercise of stock options                          1,451            863          1,103
   Other equity transactions, net                                                 491            526            557
- --------------------------------------------------------------------------------------------------------------------
                  Net cash provided by (used in) financing activities           5,768         (4,392)         3,402
- --------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                2,107          7,409         (7,004)
Cash and cash equivalents, beginning of year                                    9,967          2,558          9,562
- --------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                       $ 12,074       $  9,967       $  2,558
- --------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------
Supplemental cash flow disclosures
   Income taxes paid                                                         $  9,268       $ 11,088       $  7,574
   Interest paid                                                                  880          1,019            310
- --------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


                                                                            [17]

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                 For the Years Ended January 31, 1996, 1995, 1994
                                                                ---------------------------------------------------
                                                                           Additional
                                                                Common        Paid-in       Retained
(In thousands, except per share data)                            Stock        Capital       Earnings          Total
- -------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1993                                          $73        $11,338        $27,919        $39,330

Exercise of stock options                                            2            579                           581
Tax benefit realized upon exercise of stock options                                            1,103          1,103
Other                                                                             (24)                          (24)
Cash dividends ($.10 per share)                                                                 (741)          (741)
Net income                                                                                    13,348         13,348
- -------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1994                                          $75        $12,996        $40,526        $53,597
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

Exercise of stock options                                            1            496                           497
Tax benefit realized upon exercise of stock options                               863                           863
Other                                                                              29                            29
Cash dividends ($.12 per share)                                                                 (908)          (908)
Net income                                                                                    11,983         11,983
- -------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1995                                          $76        $14,384        $51,601        $66,061
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

Exercise of stock options                                            2            374                           376
Tax benefit realized upon exercise of stock options                             1,451                         1,451
Other                                                                             115                           115
Cash dividends ($.12 per share)                                                                 (931)          (931)
Net income                                                                                    10,662         10,662
- -------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1996                                          $78        $16,324        $61,332        $77,734
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


[18]

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES


NATURE OF BUSINESS The Company provides document typesetting, printing, reproduction, distribution and publishing services to financial, legal, corporate, insurance and commercial markets worldwide.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the allowances for uncollectible accounts receivable, sales credits and obsolete inventory.

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

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. Depreciation is determined using the straight-line method over the estimated useful lives of the assets which range from three to thirty years. Amortization of leasehold improvements is recorded on a straight-line basis over the estimated useful lives of the assets or the lease term, whichever is shorter. When assets are sold or retired, related gains or losses are included in the results of operations.

GOODWILL Goodwill recognized in business acquisitions accounted for as purchases is being amortized on the straight-line method, principally over 15 years. The Company periodically evaluates the recoverability of unamortized goodwill through measurement of future estimated undiscounted operating unit cashflows.



                                Notes to Consolidated Financial Statements  [19]

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


NOTE 2 - SELECTED FINANCIAL STATEMENT DATA



                                                                   As of January 31,
                                                              -----------------------
(In thousands)                                                    1996           1995
- -------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
   Land                                                       $  1,951       $    853
   Buildings                                                    11,389          6,911
   Equipment                                                    37,907         32,450
   Furniture and fixtures                                        8,228          7,530
   Leasehold improvements                                        6,831          6,563
   Construction in progress                                        404          1,577
- -------------------------------------------------------------------------------------
                                                                66,710         55,884
   Less accumulated depreciation and amortization              (35,029)       (26,966)
- -------------------------------------------------------------------------------------
                                                              $ 31,681       $ 28,918
- -------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------
GOODWILL
   Goodwill                                                   $ 12,597       $ 12,597
   Less accumulated amortization                                (2,069)        (1,174)
- -------------------------------------------------------------------------------------
                                                              $ 10,528       $ 11,423
- -------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------
ACCRUED EXPENSES
   Commissions and compensation                               $  7,906       $  7,898
   Pension retirement plan                                       3,620          3,403
   Other                                                         3,425          1,508
- -------------------------------------------------------------------------------------
                                                              $ 14,951       $ 12,809
- -------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------



[20]  Notes to Consolidated Financial Statements

NOTE 3 - BUSINESS ACQUISITIONS


On December 31, 1993, the Company purchased substantially all of the operating assets and assumed certain liabilities of May Printing Company, and obtained related covenants not to compete, for approximately $16 million in cash and a promissory note payable for $2.5 million. The agreement called for an additional contingent consideration, not to exceed $2 million, which was based on pretax earnings for the 12 months ended January 31, 1995, generated from the net assets acquired as defined in the purchase agreement. Management anticipates that there will be no contingent consideration paid. The excess of the purchase price over the estimated fair market value of the net identifiable assets acquired was approximately $11.5 million and is being amortized using the straight-line method over 15 years. The acquisition has been accounted for as a purchase. Results of operations since the purchase date are included in the Consolidated Statements of Operations. Pro forma data (unaudited) as though the acquisition had been effective February 1, 1993, is as follows:


(In thousands, except per share data)                Year Ended January 31, 1994
- --------------------------------------------------------------------------------
Revenue                                                                 $208,797
Net income                                                                14,325
Net income per share                                                        1.79
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

On November 10, 1994, the Company purchased substantially all of the operating assets and assumed certain liabilities of Fourtress Reprographic Services, Inc., for approximately $647,000 cash. On June 1, 1993, the Company acquired the outstanding stock of Torrie Enterprises, LTD, doing business as Atwell Fleming Printing in Toronto, Ontario, for approximately $873,000 in cash. These acquisitions, accounted for as purchases, were not significant to the consolidated financial position or results of operations of the Company.



                                Notes to Consolidated Financial Statements  [21]

NOTE 4 - FINANCIAL AGREEMENTS


BANK FINANCING In August 1995, the Company amended its revolving credit agreement, which provides for a $15 million unsecured bank line of credit through May 31, 1997. Borrowings under the line of credit were $6.0 million at January 31, 1996, and bear interest at the bank's reference rate (8.5% at January 31, 1996 and 1995). There were no borrowings outstanding under this line of credit at January 31, 1995. Under the amended agreement, the Company has the option to borrow at the bank's reference rate, at 1.0% above the London Interbank Offered Rate or at 0.85% above a certificate of deposit-based rate, and is required to pay a commitment fee of 0.25% on the unused portion of the line annually. The weighted average interest rate on the note payable was 8.83%, 7.18% and 5.75% for the years ended 1996, 1995 and 1994, respectively. The revolving credit agreement includes various covenants, including the maintenance of minimum tangible net worth and limitations on the amounts of certain transactions without the approval of the bank.

LONG-TERM DEBT  Long-term debt consisted of the following:

                                                                                  As of January 31,
                                                                              ----------------------
(In thousands)                                                                   1996           1995
- ----------------------------------------------------------------------------------------------------
Industrial development bonds, due in semiannual installments including interest ranging from 7.0% to 8.375% over the life of the bonds with the remaining unpaid balance due on
   August 1, 2010; collateralized by land, building and equipment
   with a carrying value of $4,884 at January 31, 1996.                       $ 3,660        $ 3,785

Unsecured promissory note payable in equal installments
   of $500 on December 31 through 1999. The note bears interest at the prime rate and is payable annually. The prime interest
   rate at January 31, 1996 and 1995, was 8.5%.                                 1,500          2,000
Other notes                                                                       135            255
- ----------------------------------------------------------------------------------------------------
                                                                                5,295          6,040
Less current maturities                                                          (770)          (745)
- ----------------------------------------------------------------------------------------------------
                                                                              $ 4,525        $ 5,295
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

The aggregate maturities of long-term debt are as follows:

(In thousands)
- ----------------------------------------------------------------------------------------------------
1997                                                                                         $   770
1998                                                                                             645
1999                                                                                             655
2000                                                                                             170
2001                                                                                             180
Thereafter                                                                                     2,875
- ----------------------------------------------------------------------------------------------------
                                                                                             $ 5,295
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------



[22]  Notes to Consolidated Financial Statements

NOTE 5 - LEASES


The Company leases an office and production facility and the associated land and equipment under capital leases that terminate at various dates through November 30, 2005. Certain leases contain bargain purchase options. A summary of the Company's property under capital leases, which is classified as property, plant and equipment, is as follows:


                                                    As of January 31,
                                                 ---------------------
(In thousands)                                     1996           1995
- ----------------------------------------------------------------------
Land                                             $  333         $  333
Building                                          2,439          2,439
Equipment                                           542          1,552
Less accumulated amortization                      (856)          (872)
- ----------------------------------------------------------------------
                                                 $2,458         $3,452
- ----------------------------------------------------------------------
- ----------------------------------------------------------------------

The Company also leases office space and equipment under noncancelable operating leases which expire at various dates through December of 2000. Rental expense charged to operations on noncancelable operating leases was $4,664,000, $4,523,000 and $3,303,000, for the years ended January 31, 1996, 1995 and 1994, respectively.

    Future minimum rental commitments under noncancelable leases at January 31, 1996, are as follows:


                                                               Capital      Operating
(In thousands)                                                  Leases         Leases
- -------------------------------------------------------------------------------------
1997                                                            $  544         $2,954
1998                                                               445          2,148
1999                                                               368          1,388
2000                                                               341            713
2001                                                               341
Thereafter                                                       1,505
- -------------------------------------------------------------------------------------
                                                                $3,544         $7,203
                                                                               ------
                                                                               ------
Imputed interest                                                (1,077)
- ----------------------------------------------------------------------
Present value of minimum lease payments                          2,467
Less current maturities of obligations under capital leases       (538)
- ----------------------------------------------------------------------
Long-term obligations under capital leases                      $1,929
- ----------------------------------------------------------------------
- ----------------------------------------------------------------------


                                Notes to Consolidated Financial Statements  [23]

NOTE 6 - INCOME TAXES


The Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, effective February 1, 1993. The cumulative effect of this change in accounting for income taxes as of February 1, 1993, was to increase net income by $177,000 ($.02 per share) and is reported separately in the Consolidated Statement of Operations for the year ended January 31, 1994. The federal and state components of the provision for income taxes are as follows:


                                                           As of January 31,
                                                -------------------------------------
(In thousands)                                     1996           1995           1994
- -------------------------------------------------------------------------------------
Currently payable
    Federal                                     $ 9,203        $ 9,879        $ 5,394
    State                                         1,424          1,682          1,090
- -------------------------------------------------------------------------------------
                                                 10,627         11,561          6,484
Deferred                                         (2,583)        (2,390)         2,336
- -------------------------------------------------------------------------------------
Provision for income taxes                      $ 8,044        $ 9,171        $ 8,820
- -------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------

Temporary differences comprising the net deferred tax asset (liability) recognized in the accompanying Consolidated Balance Sheet are as follows:


                                                    As of January 31,
                                                ----------------------
(In thousands)                                     1996           1995
- ----------------------------------------------------------------------
Capital loss carryforward                                      $   994
Allowance for doubtful accounts                 $ 1,383          1,089
Deferred compensation                               576            344
Work in process inventories                      (2,068)        (3,386)
Depreciation                                        351           (272)
Other                                               644            528
Deferred tax valuation allowance                                  (994)
- ----------------------------------------------------------------------
Net deferred tax asset (liability)              $   886        $(1,697)
- ----------------------------------------------------------------------
- ----------------------------------------------------------------------

Management expects that the Company will fully realize the benefits attributable to the net deferred tax asset at January 31, 1996. Accordingly, no valuation allowance has been recorded at January 31, 1996. The capital loss carryforward expired unused in 1996.

     Significant differences between income taxes on income for financial reporting purposes and income taxes calculated using the federal statutory tax rate are as follows:


                                                           As of January 31,
                                                 ------------------------------------
(In thousands)                                     1996           1995           1994
- -------------------------------------------------------------------------------------
Provision for federal income taxes
   at statutory rate                             $6,547         $7,404         $7,697
State income taxes, net of federal benefit          695          1,039            842
Nondeductible business meeting
   and entertainment expenses                       778            565            172
Other                                                24            163            109
- -------------------------------------------------------------------------------------
                                                 $8,044         $9,171         $8,820
- -------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------


[24]  Notes to Consolidated Financial Statements

NOTE 7 - RETIREMENT PLAN


The Company has a defined contribution retirement plan covering substantially all employees. Contributions to the plan are based on 7% of eligible employee compensation. Costs charged to operations were $3,620,000, $3,403,000 and $2,553,000 for the years ended January 31, 1996, 1995 and 1994, respectively.


NOTE 8 - SHAREHOLDERS' EQUITY


COMMON STOCK The classes, series, rights and preferences of the undesignated stock may be established by the Company's Board of Directors. No action with respect to such shares has been taken.

STOCK PLANS
1993 STOCK INCENTIVE PLAN Under the Company's 1993 Stock Incentive Plan, 500,000 shares of common stock were reserved for granting of incentive awards to employees in the form of incentive stock options, nonstatutory stock options and restricted stock awards, at exercise prices not less than 100% of the fair market value of the Company's common stock on the date of the grant. During 1996 the Company increased the number of common shares reserved for issuance to 1,000,000 shares. As of January 31, 1996, nonstatutory options for 677,850 shares had been granted under the plan, leaving 322,150 shares available for future grants.

1987 OMNIBUS STOCK PLANS Under the Company's 1987 Omnibus Stock Plan, 800,000 shares of common stock were reserved for granting of incentive awards to employees in the form of incentive stock options, nonstatutory stock options or restricted stock awards, at exercise prices not less than 100% of the fair market value of the Company's common stock on the date of the grant. As of January 31, 1996, incentive stock options for 108,666 shares, nonstatutory options for 668,800 shares and restricted stock awards for 19,300 shares had been granted under the plan, leaving 3,234 shares available for future grants.

NONQUALIFIED OPTIONS In addition to options granted under the plans, the Company has granted nonqualified options to directors and consultants at prices equal to or exceeding market value at date of grant.



                                Notes to Consolidated Financial Statements  [25]

    A summary of selected information regarding all stock options for the three years ended January 31, 1996, is as follows:


                                                 Shares               Price Per Share
- -------------------------------------------------------------------------------------
Balance, January 31, 1993                       770,600               $  3.37 - 14.06
Granted                                         401,000                 17.50 - 29.50
Exercised                                      (139,466)                 3.37 - 10.50
Canceled                                         (9,200)                  3.37 - 3.87
- -------------------------------------------------------------------------------------
Balance, January 31, 1994                     1,022,934                  3.37 - 29.50
Granted                                         110,664                 14.56 - 29.75
Exercised                                      (113,134)                 3.37 - 17.50
Canceled                                        (34,500)                 3.87 - 17.37
- -------------------------------------------------------------------------------------
Balance, January 31, 1995                       985,964                  3.37 - 29.75
Granted                                         304,500                 16.25 - 18.50
Exercised                                      (278,300)                 3.37 - 17.37
Canceled                                        (84,850)                17.37 - 29.75
- -------------------------------------------------------------------------------------
Balance, January 31, 1996                       927,314               $  4.00 - 29.75
- -------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------

Options for 307,564 shares were exercisable at January 31, 1996.

ACCOUNTING FOR STOCK BASED COMPENSATION In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock Based Compensation." This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company intends to follow the option that permits companies to apply current accounting standards for stock-based employee compensation. Effective with fiscal year-end 1997 reporting, the Company will disclose proforma net income and net income per share amounts as if Statement No. 123 were applied.



[26]  Notes to Consolidated Financial Statements

NOTE 9 - QUARTERLY FINANCIAL DATA (UNAUDITED)


The following is a summary of unaudited quarterly financial data for fiscal years 1996 and 1995:


                                                  First         Second          Third         Fourth
(In thousands except per share data)            Quarter        Quarter        Quarter        Quarter          Total
- -------------------------------------------------------------------------------------------------------------------
1996 Revenues                                   $57,432        $62,703        $62,475        $62,696       $245,306
- -------------------------------------------------------------------------------------------------------------------
     Gross profit                                18,616         18,888         20,986         21,051         79,541
- -------------------------------------------------------------------------------------------------------------------
     Net income                                   2,076          2,714          3,035          2,837         10,662
- -------------------------------------------------------------------------------------------------------------------
     Net income per share                           .26            .34            .38            .36           1.34
- -------------------------------------------------------------------------------------------------------------------
     Dividends declared per share                   .03            .03            .03            .03            .12
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------------
1995 Revenues                                   $61,463        $63,679        $57,474        $54,262       $236,878
- -------------------------------------------------------------------------------------------------------------------
     Gross profit                                23,016         21,762         16,921         15,717         77,416
- -------------------------------------------------------------------------------------------------------------------
     Net income                                   4,699          4,396          2,205            683         11,983
- -------------------------------------------------------------------------------------------------------------------
     Net income per share                           .58            .55            .28            .09           1.50
- -------------------------------------------------------------------------------------------------------------------
     Dividends declared per share                   .03            .03            .03            .03            .12
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------


NOTE 10 - SUBSEQUENT EVENTS


On March 28, 1996, the Company purchased all of the issued and outstanding shares of FMC Resource Management Corporation (FMC), a managed communication business based in the Pacific Northwest, for $5.4 million cash and a $2 million promissory note, plus contingent cash consideration of up to $4 million, dependent on FMC's future performance, as defined by the purchase agreement.

    On April 15, 1996, the Company purchased certain assets and assumed certain liabilities of the Corporate Printing Company, a financial printer with offices on the east coast, for approximately $23.6 million cash and a $3 million payable, plus contingent cash consideration of up to $14.5 million, as defined by the purchase agreement.

    During the first quarter of fiscal 1997, the Company's Board of Directors approved the repurchase of up to 750,000 shares of the Company's common stock.



                                Notes to Consolidated Financial Statements  [27]

SUMMARY OF OPERATING AND FINANCIAL DATA


                                                                          For the Years Ended January 31,
(In thousands, except employee,                -----------------------------------------------------------------------------------
per share data and ratios)                         1996           1995           1994           1993           1992           1991
- ----------------------------------------------------------------------------------------------------------------------------------
Operating results
   Revenues                                    $245,306       $236,878       $181,584       $147,716       $125,312       $100,951
   Costs and expenses                           226,600        215,724        159,593        133,552        114,559         96,825
   Income before provision
      for income taxes                           18,706         21,154         21,991         14,164         10,753          4,126
   Provision for income taxes                     8,044          9,171          8,820          5,565          4,308          1,570
   Net income                                    10,662         11,983         13,348          8,599          6,518          2,671
- ----------------------------------------------------------------------------------------------------------------------------------
Per common share
   Net income                                  $   1.34       $   1.50       $   1.67     $     1.12      $     .86       $    .37
   Book value                                      9.90           8.69           7.15           5.36           4.11           3.20
- ----------------------------------------------------------------------------------------------------------------------------------
Financial data/other
   Working capital                             $ 39,379       $ 31,523       $ 22,528       $ 24,650       $ 17,550       $  9,388
   Current ratio                                    2.0            2.0            1.6            2.1            1.9            1.4
   Total assets                                $125,521       $106,470       $100,123       $ 66,042       $ 52,954       $ 46,892
   Shareholders' equity                          77,734         66,061         53,597         39,330         29,116         22,486
   Return on average
      shareholders' equity                         14.8%          20.0%          28.7%          25.1%          25.3%          12.4%
   Long-term obligations                       $  6,454       $  7,522       $  8,656      $   2,138       $  2,230       $  2,314
   Long-term obligations
      to capitalization                             7.7%          10.2%          13.9%           5.2%           7.1%           9.3%
   Number of employees                            1,932          1,739          1,601          1,041            831            784
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------



[28]

REPORT OF INDEPENDENT AUDITORS


To the Shareholders and Board of Directors of Merrill Corporation:

We have audited the accompanying consolidated balance sheets of Merrill Corporation as of January 31, 1996 and 1995, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merrill Corporation as of January 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1996, in conformity with generally accepted accounting principles.

    As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective February 1, 1993.


                                                   /s/ Coopers & Lybrand L.L.P.

                                                        Coopers & Lybrand L.L.P.

St. Paul, Minnesota
March 19, 1996, except as to Note 10, for which the date is April 15, 1996.



                                                                            [29]