Form 10-K, Exhibit 13
period 1997-01-31
MERRILL CORP
filed 1997-05-01
CIK 790406

                                                                    EXHIBIT 13.1


MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Certain statements in Management's Discussion and Analysis of Financial Condition and Results of Operations constitute FORWARD-LOOKING statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such FORWARD-LOOKING statements involve known and unknown risks, uncertainties or achievements of the Company which may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such FORWARD-LOOKING statements. These risks and uncertainties include, but are not limited to, the effect of economic and financial market conditions, government security reporting regulations, paper costs and the integration and performance of recent acquisitions.

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, the percentage relationship to revenue of certain items in the Company's consolidated statements of operations and the percentage changes in the dollar amounts of such items in comparison to the prior years.

                                                              For the Years Ended January 31,
                                                   -------------------------------------------------------
                                                                                    % Increase (Decrease)
                                                                                  ------------------------
                                                    Percentage of Revenues        1997      1996      1995
                                                   ------------------------        VS.       vs.       vs.
                                                   1997      1996      1995       1996      1995      1994
----------------------------------------------------------------------------------------------------------
Revenues
   Financial                                       40.6%     36.1%     33.4%       62%       12%        3%
   Corporate                                       27.6      29.5      33.4        35        (9)       26
   Document management services                    11.2      12.9       9.9        26        35        38
   Commercial and other                            20.6      21.5      23.3        38        (5)      120
---------------------------------------------------------------------------
                                                  100.0     100.0     100.0        44         4        30

Cost of revenues                                   64.3      67.6      67.3        37         4        37
Gross profit                                       35.7      32.4      32.7        59         3        19
Selling, general and administrative expenses       25.4      24.5      23.5        50         8        29
Operating income                                   10.3       7.9       9.2        87       (10)       (1)
Interest expense                                   (1.2)     (0.4)     (0.5)      275        (2)      249
Other income, net                                   0.1       0.1       0.2       (23)      (36)       48
Income before provision for income taxes            9.2       7.6       8.9        74       (12)       (4)
Provision for income taxes                          4.1       3.3       3.9        82       (12)        4
Net income                                          5.1       4.3       5.0        67       (11)       (9)
----------------------------------------------------------------------------------------------------------

REVENUE - Merrill Corporation is engaged in one line of business - providing paper and electronic document services. The Company divides its revenues into four categories of service: financial, corporate, document management services, and commercial and other. The percentage of revenue attributable to each category of service is set forth in the chart below. Revenue in the financial category generally reflects the level of transactional activity in the capital markets. Financial encompasses many types of transactions, and some types of transactions tend to increase when others are out of favor. However, a prolonged reduction in the overall level of financial transactions could be expected to have a negative impact on this revenue category. The corporate category encompasses required regulatory compliance and mutual fund documentation and other repetitive work, and is typically not significantly affected by capital market fluctuations. Revenue in the document management services and commercial and other categories tend to follow general economic trends.

FISCAL YEAR 1997 VS. FISCAL YEAR 1996 - Revenues for fiscal year 1997 increased 44 percent over the previous year. The financial revenue category experienced a 62 percent increase in revenue over last year. This increase was driven by the inclusion of nine months of operations from The Corporate Printing Company acquisition in April 1996, as well as strong financial market activity throughout fiscal year 1997. This financial market activity continues to be strong and should result in continued growth for the financial revenue category for the first quarter of fiscal year 1998. International revenues, which are included in the financial revenue category, represented less than 5 percent of consolidated revenues and approximated fiscal year 1996 international revenues. Management does not anticipate significant fluctuations in the relative percentage of international revenues during fiscal year 1998. Corporate revenue increased 35 percent when compared to fiscal year 1996. This increase is attributed to a strong demand for EDGAR services and growth in mutual fund market share plus long-term mutual fund clients gained from The Corporate Printing Company acquisition. Document management services revenues grew 26 percent in fiscal year 1997, reflecting continued growth in the number of document service centers, which totaled 64 at January 31, 1997, and the offering of new services such


-------------------------------------------------------------------------------
PERCENTAGE OF REVENUES BY SERVICE            1997           1996           1995
-------------------------------------------------------------------------------

     Financial                               40.6%          36.1%         33.4%
     Corporate                               27.6           29.5          33.4
     Document management services            11.2           12.9           9.9
     Commercial and other                    20.6           21.5          23.3
as records management and on-demand digital print services. The commercial and other category experienced a 38 percent increase in revenue during the year. The growth is primarily the result of including 10 months of operations of FMC Resource Management Corporation, which was acquired in March 1996, and election-related ballot work, which was lower in the off-election year of fiscal 1996. Merrill/May revenues were up slightly from fiscal year 1996 revenues. Management anticipates that, with the addition of new customer programs and operational efficiency improvements, Merrill/May revenues and operating results will improve during fiscal year 1998.

FISCAL YEAR 1996 VS. FISCAL YEAR 1995 - Revenues for fiscal year 1996 increased 4 percent to $245 million. The financial revenue category growth was 12 percent reflecting improved financial market activity during the last half of fiscal year 1996. Document management services revenues increased 35 percent during fiscal year 1996, driven by the addition of 18 new document service centers, bringing the total number of document service centers to 50. Revenue growth from the financial and document management services categories was offset by declines in revenue from the corporate and commercial and other revenue categories. A 9 percent decrease in corporate revenues reflects the absence of a few significant, one-time mutual fund projects. The Company did not bid on these low-margin projects after the last half of fiscal year 1995. Commercial and other revenues were down slightly from fiscal 1995 levels, primarily from an off-election year for ballot printing.

FISCAL YEAR 1995 VS. FISCAL YEAR 1994 - Revenues increased 30 percent in fiscal year 1995 to $237 million. Approximately half of the revenue increase was attributed to the inclusion of a full year of operations of May Printing Company, which was acquired in December 1993. The May Printing acquisition was primarily responsible for the 120 percent increase in revenues in our commercial and other category. Also contributing to the revenue growth was the near doubling in the number of document service centers. Corporate revenues grew 26 percent in fiscal year 1995, principally from increased mutual fund documentation services and growth in the number of companies using electronic filing services to comply with the Securities and Exchange Commission's EDGAR program. Financial category revenues were virtually flat compared to fiscal year 1994 levels as rising interest rates and resulting uncertainty in the financial markets caused a dramatic mid-year reduction in the volume of capital market transactions.

GROSS PROFIT - Fiscal year 1997 gross profit increased to approximately 36 percent compared to 32 percent in fiscal year 1996. The increase in gross profit is attributed to the significant increase in the volume of financial transaction documents during the year. Financial transaction business generally results in higher margins when compared to the other service categories offered by the Company. The general increase in the volume of work across all service categories also contributed to the increase in gross profit as the Company maximized the utilization of its operating resources.

     Gross profit in fiscal year 1996 decreased slightly when compared to fiscal year 1995 gross profit. Financial margins during the last half of fiscal year 1996 improved as the volume of financial work increased. Financial margins, however, were lower than in prior years as a result of continued competitive pricing pressures. Overall gross profit was also affected by the increase in document management service revenue, which typically generates lower margins than the Company's more traditional businesses. The reduction in gross profit percentage in fiscal 1995 versus 1994 was caused primarily by the sharp reduction in financial printing volume during the second half of the fiscal year, which led to intense price competition. Also contributing to the decrease was the growth in the Company's document management services business which has historically realized lower gross margins than the Company's other businesses.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - Selling, general and administrative expenses have increased in each of the last three fiscal years. The increase in these expenses in fiscal year 1997 was attributed to integration costs associated with the fiscal year 1997 acquisition from The Corporate Printing Company and acquisition of FMC Resource Management Corporation, the related goodwill amortization, continued expansion of the Company's sales and marketing activities and incentive compensation.

     The increase in selling, general and administrative expenses in fiscal year 1996 was a result of the continued expansion of the Company's sales and marketing organization, increased market penetration in existing offices and the marketing of new services. In addition, our commercial and other businesses continued to incur higher selling expenses to add more national clients and increase marketing efforts to promote its service. The increase in fiscal year 1995 was attributed to the inclusion of a full year of expenses from Merrill/May, together with the goodwill amortization associated with that acquisition, and the increase in provision for losses on trade receivables resulting from aborted securities offerings as a result of poor market conditions.

INTEREST EXPENSE - Average short-term borrowings under the Company's bank line of credit were approximately $30,117,000, $2,221,000 and $710,000 in fiscal years 1997, 1996 and 1995, respectively. The significant increase in the average short-term borrowings during 1997 resulted from financing the Company's acquisition from The Corporate Printing Company and acquisition of FMC Resource Management Corporation with the bank line of credit for approximately six months of fiscal year 1997. Interest expense for fiscal year 1997 was significantly higher than for fiscal year 1996, which is attributed to the financing of the acquisitions noted above, and the increased need for working capital to support the strong financial transaction activity. Fiscal year 1996 interest expense remained relatively stable compared to fiscal year 1995. Fiscal year 1995 interest expense was up over the previous year as a result of cash expended and debt assumed in connection with the December 1993 acquisition of May Printing Company and interest expense associated with the Internal Revenue Service audits discussed on the next page.

PROVISION FOR INCOME TAXES - The effective tax rate for fiscal year 1997 was 45 percent, compared to 43 percent for fiscal years 1996 and 1995. The effective rates were higher than the statutory federal rate of 35 percent primarily because of state income taxes and the impact of increased non-deductible business entertainment expenses incurred in conjunction with the additional financial revenues previously discussed. The increase in the effective tax rate for fiscal year 1995 versus 1994 was also affected by a provision for additional taxes payable of approximately $650,000 for fiscal years 1992, 1993 and 1994, resulting from an Internal Revenue Service audit of those years. The effective income tax rate in future years is expected to approximate 45 percent.

IMPACT OF INFLATION - The Company does not believe that inflation has had a significant impact on the results of its operations.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at January 31, 1997, increased to $69.2 million from $39.4 million a year ago, reflecting the growth from acquisitions and strong sales activity during the entire year when compared to fiscal year 1996 activity. The increase in sales activity resulted in a corresponding increase in trade receivables and work-in-process inventories at January 31, 1997. Capital expenditures for the year were $9.2 million and were primarily related to reprographics and computer-based production equipment. Cash and cash equivalents decreased to $5.2 million and borrowings under the Company's line of credit were $5.9 million at January 31, 1997. During the fourth quarter of fiscal year 1997, the Company replaced its line of credit with a new $40 million line of credit which expires on November 29, 1999. Long-term obligations at January 31, 1997, were 30.8 percent of total capitalization compared to 7.7 percent at January 31, 1996. The significant increase in long-term obligations to capitalization is a result of financing The Corporate Printing Company and FMC Resources Management Corporation acquisitions with privately placed $35 million unsecured senior notes during the third quarter of fiscal year 1997. The notes require semi-annual principal payments commencing in 1999, maturing in 2006, and bear an annual interest rate of 7.463 percent.

     The Company expects capital expenditures in fiscal year 1998 to range from $15 million to $20 million for computer and production equipment and facility expansion and remodeling. Approximately $4.7 million of this amount is committed at this time.

     Working capital at January 31, 1996, increased to $39.4 million from $31.5 million at January 31, 1995, reflecting a rise in sales activity during the fourth quarter, as compared to sales activity during the fourth quarter of fiscal year 1995. The increase in sales activity contributed to corresponding increases in year-end accounts receivable and work-in-process inventory balances. Capital expenditures for fiscal year 1996 were $12.5 million, of which $5.5 million represented the purchase of two administration buildings in St. Paul which were previously partially leased. Other capital expenditures were principally for production equipment and office remodeling and furnishings. Cash and cash equivalents increased to $12.1 million at January 31, 1996, and borrowings under the Company's bank line of credit were $6 million. Long-term obligations to total capitalization were 7.7 percent at January 31, 1996, compared to 10.2 percent a year ago.

     The Company has historically been working-capital intensive, but in recent years has increased its needs for technology and production equipment. The Company generally has been able to generate sufficient cash flow from operations to fund its capital needs.

     At January 31, 1997, the Company's principal internal sources of liquidity were cash and cash equivalents and cash flow from operations. The Company has available a $40 million unsecured bank line of credit expiring on November 29, 1999, under which there were $5.9 million of borrowings at January 31, 1997. Management anticipates that these sources will satisfy its needs for fiscal year 1998.

NEW ACCOUNTING STANDARD

In March 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." This statement establishes standards for computing and presenting earnings per share information. The Company will compute and present earnings per share information in accordance with this standard for year-ending January 31, 1998, reporting. The Company does not anticipate that this standard will have a significant impact on reported earnings per share.

QUARTERLY STOCK PRICE COMPARISON

Merrill Corporation shares are traded on The NASDAQ Stock Market under the symbol MRLL. The table below sets forth the range of high and low sales prices per share as reported by The NASDAQ Stock Market. These prices do not include adjustments for retail markups, markdowns or commissions. There were approximately 1,750 shareholders of record and non-objecting beneficial owners of the Company's common stock at the close of trading on April 1, 1997. The Company paid quarterly dividends of $.03 per share in fiscal 1997 and 1996, totaling approximately $948,000 and $931,000, respectively.

                                          First     Second      Third     Fourth
Stock Price Per Share                   Quarter    Quarter    Quarter    Quarter
--------------------------------------------------------------------------------
FY1997  High                             22         26 1/2     24 1/2     24 3/4

        Low                              14 1/2     18 1/4     19         20 1/2

FY1996  High                             20         21 1/4     19 1/2     20 3/4

        Low                              14 3/4     15 3/4     15 3/4     14 1/4
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------


                                                             As of January 31,
                                                           ---------------------
(IN THOUSANDS, EXCEPT SHARE DATA)                            1997         1996
--------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents                               $  5,161     $ 12,074
   Trade receivables, less allowance for doubtful
      accounts of $6,027 and $3,545, respectively            81,733       48,566
   Work-in-process inventories                               24,958       10,898
   Other inventories                                          4,878        5,235
   Other current assets                                       9,933        2,463
--------------------------------------------------------------------------------
      Total current assets                                  126,663       79,236
Property, plant and equipment, net                           34,717       31,681
Goodwill, net                                                34,030       10,528
Other assets                                                  6,587        4,076
--------------------------------------------------------------------------------
      Total assets                                         $201,997     $125,521
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Notes payable to banks                                  $  5,950     $  6,000
   Current maturities of long-term debt                         645          770
   Current maturities of capital lease obligations              307          538
   Accounts payable                                          20,387       17,598
   Accrued expenses                                          30,154       14,951
--------------------------------------------------------------------------------
      Total current liabilities                              57,443       39,857
Long-term debt, net of current maturities                    40,880        4,525
Capital lease obligations, net of current maturities          1,849        1,929
Other liabilities                                             5,665        1,476
--------------------------------------------------------------------------------
      Total liabilities                                     105,837       47,787
--------------------------------------------------------------------------------
Commitments and contingencies (Notes 3, 5 and 10)
Shareholders' equity
   Common stock, $.01 par value: 25,000,000 shares
      authorized; 7,932,524 shares and 7,855,783 shares,
      respectively, issued and outstanding                       79           78
   Undesignated stock: 500,000 shares authorized;
      no shares issued
   Additional paid-in capital                                17,858       16,324
   Retained earnings                                         78,223       61,332
--------------------------------------------------------------------------------
      Total shareholders' equity                             96,160       77,734
--------------------------------------------------------------------------------
      Total liabilities and shareholders' equity           $201,997     $125,521
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------


                                                      For the Years Ended January 31,
                                                      --------------------------------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)         1997        1996        1995
--------------------------------------------------------------------------------------
Revenues                                              $353,769    $245,306    $236,878
Cost of revenues                                       227,478     165,765     159,462
--------------------------------------------------------------------------------------
   Gross profit                                        126,291      79,541      77,416
Selling, general and administrative expenses            89,946      60,079      55,680
--------------------------------------------------------------------------------------
   Operating income                                     36,345      19,462      21,736
Interest expense                                        (4,124)     (1,099)     (1,120)
Other income, net                                          263         343         538
--------------------------------------------------------------------------------------
   Income before provision for income taxes             32,484      18,706      21,154
Provision for income taxes                              14,645       8,044       9,171
--------------------------------------------------------------------------------------
Net income                                            $ 17,839    $ 10,662    $ 11,983
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

Net income per common and common equivalent share:
   Primary                                            $   2.19    $   1.34    $   1.50
   Fully diluted                                      $   2.17    $   1.34    $   1.50
--------------------------------------------------------------------------------------

Weighted average number of common and
   common equivalent shares outstanding:
   Primary                                           8,142,304   7,945,146   7,994,233
   Fully diluted                                     8,214,618   7,949,263   7,994,139
--------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


                                                                 For the Years Ended January 31,
                                                                 -------------------------------
(IN THOUSANDS)                                                     1997        1996        1995
------------------------------------------------------------------------------------------------
Operating activities
   Net income                                                    $17,839     $10,662     $11,983
   Adjustments to reconcile net income to net
      cash provided by operating activities
         Depreciation and amortization                            10,825       9,724       8,651
         Amortization of intangible assets                         2,581       1,088       1,127
         Provision for losses on trade receivables                 2,861       1,486       2,038
         Provision for unbillable inventories                      2,678         250        (183)
         Deferred income taxes                                    (6,555)     (2,583)     (2,390)
         Change in deferred compensation                             401         582         600
         Changes in operating assets and liabilities,
            net of effects from business acquisitions
               Trade receivables                                 (18,499)    (10,768)     (1,946)
               Work in process inventories                       (11,667)     (4,141)      4,997
               Other inventories                                     583        (709)       (540)
               Other current assets                               (1,718)        315         (31)
               Accounts payable                                   (3,720)      1,594        (126)
               Accrued expenses                                   11,365       2,142        (368)
               Income taxes                                        1,530         (89)       (380)
------------------------------------------------------------------------------------------------
                  Net cash provided by operating activities        8,504       9,553      23,432
Investing activities
   Purchase of property, plant and equipment                      (9,216)    (12,487)    (10,085)
   Business acquisitions, net of cash acquired                   (26,010)                   (993)
   Other                                                            (564)       (727)       (553)
------------------------------------------------------------------------------------------------
                  Net cash used in investing activities          (35,790)    (13,214)    (11,631)
Financing activities
   Borrowings on notes payable to banks                          139,050      51,700      28,100
   Repayments on notes payable to banks                         (139,100)    (45,700)    (30,700)
   Proceeds from issuance of long-term debt                       35,000
   Principal payments on long-term debt and
      capital lease obligations                                  (15,164)     (1,243)     (2,273)
   Dividends paid                                                   (948)       (931)       (908)
   Tax benefit realized upon exercise of stock options               328       1,451         863
   Other equity transactions, net                                  1,207         491         526
------------------------------------------------------------------------------------------------
                  Net cash provided by (used in)
                     financing activities                         20,373       5,768      (4,392)
------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                  (6,913)      2,107       7,409
Cash and cash equivalents, beginning of year                      12,074       9,967       2,558
------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                           $ 5,161     $12,074     $ 9,967
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

Supplemental cash flow disclosures
   Income taxes paid                                             $19,253     $ 9,268     $11,088
   Interest paid                                                   2,866         880       1,019

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                        For the Years Ended January 31, 1997, 1996, 1995
                                                        ------------------------------------------------
                                                                   Additional
                                                        Common        Paid-in       Retained
(IN THOUSANDS, EXCEPT PER SHARE DATA)                    Stock        Capital       Earnings       Total
--------------------------------------------------------------------------------------------------------
Balance, January 31, 1994                                  $75        $12,996        $40,526     $53,597
--------------------------------------------------------------------------------------------------------
Exercise of stock options                                    1            496                        497
Tax benefit realized upon exercise of stock options                       863                        863
Other                                                                      29                         29
Cash dividends ($.12 per share)                                                         (908)       (908)
Net income                                                                            11,983      11,983
--------------------------------------------------------------------------------------------------------
Balance, January 31, 1995                                  $76        $14,384        $51,601     $66,061
--------------------------------------------------------------------------------------------------------

Exercise of stock options                                    2          1,022                      1,024
Tax benefit realized upon exercise of stock options                     1,451                      1,451
Other                                                                    (533)                      (533)
Cash dividends ($.12 per share)                                                         (931)       (931)
Net income                                                                            10,662      10,662
--------------------------------------------------------------------------------------------------------
Balance, January 31, 1996                                  $78        $16,324        $61,332     $77,734
--------------------------------------------------------------------------------------------------------

Exercise of stock options                                    1          1,044                      1,045
Tax benefit realized upon exercise of stock options                       328                        328
Other                                                                     162                        162
Cash dividends ($.12 per share)                                                         (948)       (948)
Net income                                                                            17,839      17,839
--------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1997                                  $79        $17,858        $78,223     $96,160
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------


NATURE OF BUSINESS - The Company provides paper and electronic document services consisting of document typesetting, printing, reproduction, distribution and publishing services to financial, legal, fund and corporate markets worldwide.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the allowances for doubtful accounts and obsolete inventories.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

CASH EQUIVALENTS - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES - Work-in-process, which includes purchased services, materials, direct labor and overhead, is valued at the lower of cost or net realizable value, with cost determined on a specific job-cost basis. Other inventories consist primarily of paper and printed materials and are valued at the lower of cost or market, with cost determined on a specific job-cost basis.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. Depreciation is determined using the straight-line method over the estimated useful lives of the assets which range from three to 30 years. Amortization of leasehold improvements is recorded on a straight-line basis over the estimated useful lives of the assets or the lease term, whichever is shorter. When assets are sold or retired, related gains or losses are included in the results of operations.

GOODWILL - Goodwill recognized in business acquisitions accounted for as purchases is amortized on the straight-line method, principally over 15 years. The Company periodically evaluates the recoverability of unamortized goodwill through measurement of future estimated undiscounted operating unit cash flows.

INCOME TAXES - Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the year and the change during the year in deferred tax assets and liabilities.

REVENUE RECOGNITION - The Company recognizes revenue when service projects are completed or products are shipped.

NET INCOME PER SHARE - Net income per common and common equivalent share is computed by dividing net income by the weighted average number of shares of common stock and dilutive common equivalent shares outstanding during each year. Common stock equivalents result from dilutive stock options computed using the treasury stock method. In March 1997, the Financial Accounting Standards Board issued Statement No. 128 "Earnings per Share," which the Company will adopt effective for its fiscal 1998 year end reporting. The Company will be required to report basic net income per share based on weighted average common shares outstanding, without considering common equivalent shares, and diluted net income per share based on weighted average common equivalent shares outstanding. Diluted net income per share would be equivalent to the Company's current reporting primary net income per share.

STOCK-BASED COMPENSATION - In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation costs for stock options granted to employees are measured as the excess, if any, of the value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Such compensation costs, if any, are amortized on a straight-line basis over the underlying option vesting terms. The Company accounts for stock-based compensation to non-employees using the fair value method prescribed by SFAS No.
123. Compensation costs for stock options granted to non-employees are measured as the excess of the fair value of the option over the amount the holder must pay to acquire the stock.

NOTE 2 - SELECTED FINANCIAL STATEMENT DATA
--------------------------------------------------------------------------------

                                                             As of January 31,
                                                           --------------------
(IN THOUSANDS)                                               1997        1996
-------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
   Land                                                    $  1,951    $  1,951
   Buildings                                                 11,778      11,389
   Equipment                                                 45,250      37,907
   Furniture and fixtures                                     9,655       8,228
   Leasehold improvements                                     9,923       6,831
   Construction in progress                                     659         404
-------------------------------------------------------------------------------
                                                             79,216      66,710
   Less accumulated depreciation and amortization           (44,499)    (35,029)
-------------------------------------------------------------------------------
                                                           $ 34,717    $ 31,681
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

GOODWILL
   Goodwill                                                $ 38,481    $ 12,597
   Less accumulated amortization                             (4,451)     (2,069)
-------------------------------------------------------------------------------
                                                           $ 34,030    $ 10,528
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

ACCRUED EXPENSES
   Commissions and compensation                            $ 17,926    $  7,906
   Retirement plan                                            3,860       3,620
   Other                                                      8,368       3,425
-------------------------------------------------------------------------------
                                                           $ 30,154    $ 14,951
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


NOTE 3 - BUSINESS ACQUISITIONS
--------------------------------------------------------------------------------

On April 15, 1996, the Company purchased substantially all of the operating assets and assumed certain liabilities of The Corporate Printing Company, Inc. and Affiliated Group (CPC) for approximately $22.6 million in cash. The Company did not purchase any assets relating to CPC's pressroom and shipping businesses. The purchase price was subsequently reduced by approximately $1.7 million in accordance with terms of the purchase agreement. The agreement includes additional contingent purchase consideration, not to exceed $12 million, based on increases in the average stock price, as defined in the agreement, of the Company's common stock through April 15, 2001. The Company also entered into a five-year non-compete agreement with CPC's principal shareholder that requires payments totaling $3.4 million through April 15, 2001. The principal shareholder is also entitled to an additional $500,000 annually, through March 31, 2001, if the Company maintains certain business of a specified customer. The acquisition has been accounted for as a purchase. The excess of the adjusted purchase price over the estimated fair values of the net tangible and identifiable intangible assets acquired approximated $18.5 million and is being amortized using the straight-line method over 15 years.

--------------------------------------------------------------------------------

On March 28, 1996, the Company purchased all of the outstanding common stock of FMC Resource Management Corporation for $5.4 million in cash and promissory notes for $2.0 million. The agreement calls for additional contingent consideration, not to exceed $4 million, based on annual gross profits of the acquired business through January 31, 2001, as defined in the agreement. The acquisition has been accounted for as a purchase. The excess of the purchase price over the estimated fair values of the net tangible and identifiable intangible assets acquired approximated $6.0 million and is being amortized using the straight-line method over 15 years.

     Results of the acquired companies' operations have been included in the Consolidated Statements of Operations from their respective dates of acquisitions. Pro forma (unaudited) results of the Company for the years ended January 31, 1997 and 1996 as if the acquisitions had been effective at February 1, 1995 are as follows:

                                                 For the Years Ended January 31,
                                                 -------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                  1997           1996
--------------------------------------------------------------------------------
Revenues                                             $376,647       $325,157
Net income                                             17,047          8,263
Net income per share - primary                           2.09           1.04
--------------------------------------------------------------------------------


NOTE 4 - FINANCING ARRANGEMENTS

BANK FINANCING - In November 1996, the Company entered into a new revolving credit agreement with a group of banks that provides for a $40 million unsecured bank line of credit which expires on November 29, 1999. Borrowings under the agreement were $5,950,000 at January 31, 1997, and bear interest at the Agent's reference rate (8.25% at January 31, 1997). Borrowings under the previous revolving credit agreement, at January 31, 1996, were $6 million and bore interest at 8.5%. Under the new agreement, the Company has the option to borrow at the Agent's reference rate, at 1% above the London Interbank Offered Rate (LIBOR) or at 1.0% above a certificate of deposit-based rate, and is required to pay quarterly commitment fees of 0.25% on the unused portion of the line of credit. The weighted average interest rates on borrowings on the line of credit were 7.39%, 8.83% and 7.18% for the years ended 1997, 1996 and 1995, respectively. The revolving credit agreement includes various covenants, including the maintenance of minimum tangible net worth and limitations on the amounts of certain transactions, including payment of dividends.

--------------------------------------------------------------------------------

LONG-TERM DEBT - Long-term debt consisted of the following:

                                                               As of January 31,
                                                              ------------------
(IN THOUSANDS)                                                  1997      1996
--------------------------------------------------------------------------------
Unsecured senior notes, bearing interest at 7.463%,
   with semi-annual interest payments through October
   1999, at which time semi-annual principal and
   interest payments are due through October 2006. The
   notes have various covenants, including the
   maintenance of certain financial ratios and
   limitations on the amount of certain transactions
   including the payment of dividends.                        $35,000

Industrial development bonds, due in semi-annual
   installments including interest ranging from 7.0% to
   8.375%, over the life of the bonds with the remaining
   unpaid balance due on August 1, 2010; collateralized
   by land, building and equipment with a carrying value
   of $4,279 at January 31, 1997.                               3,525   $ 3,660

Unsecured promissory notes payable due in March 1999.
   The notes bear interest at LIBOR plus 1.0%,
   adjustable and payable annually. The interest rate
   at January 31, 1997 was 6.608%.                              2,000

Unsecured promissory note payable in equal installments
   of $500 on December 31 through 1998. The note bears
   interest at the prime rate and is payable annually.
   The prime interest rate at January 31, 1997 and 1996
   was 8.25% and 8.5%, respectively.                            1,000     1,500

Other notes                                                                 135
--------------------------------------------------------------------------------

                                                               41,525     5,295

Less current maturities                                          (645)     (770)
--------------------------------------------------------------------------------
                                                              $40,880   $ 4,525
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The aggregate maturities of long-term debt are as follows:

(IN THOUSANDS)
--------------------------------------------------------------------------------
1998                                                                    $   645

1999                                                                        655

2000                                                                      2,170

2001                                                                      5,180

2002                                                                      5,195

Thereafter                                                               27,680
--------------------------------------------------------------------------------
                                                                        $41,525
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Based on quoted market prices for similar issues, the fair value of long-term debt approximated its reported value at January 31, 1997 and 1996.

NOTE 5 - LEASES
--------------------------------------------------------------------------------

The Company leases an office and production facility and the associated land and equipment under capital leases that terminate at various dates through November 30, 2005. Certain leases contain bargain purchase options. A summary of the Company's property under capital leases, which is classified as property, plant and equipment, is as follows:

                                                              As of January 31,
                                                              -----------------
(IN THOUSANDS)                                                 1997      1996
-------------------------------------------------------------------------------
Land                                                          $   333   $   333

Building                                                        2,439     2,439

Equipment                                                         594       542

Less accumulated amortization                                  (1,129)     (856)
-------------------------------------------------------------------------------
                                                              $ 2,237   $ 2,458
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The Company also leases office space and equipment under noncancelable operating leases which expire at various dates through October 31, 2014. Rental expense charged to operations was $6,009,000, $5,123,000 and $4,867,000, for the years ended January 31, 1997, 1996 and 1995, respectively.

     Future minimum rental commitments under noncancelable leases at January 31, 1997, are as follows:

                                                            Capital    Operating
(IN THOUSANDS)                                               Leases       Leases
--------------------------------------------------------------------------------
1998                                                       $    497    $  5,218

1999                                                            434       3,758

2000                                                            392       2,738

2001                                                            330       2,202

2002                                                            330       1,721

Thereafter                                                    1,265      13,700
-------------------------------------------------------------------------------
                                                              3,248    $ 29,337
                                                                       --------
                                                                       --------
Imputed interest                                             (1,092)

Present value of minimum lease payments                       2,156

Less current maturities of obligations under capital leases    (307)
-------------------------------------------------------------------
Long-term obligations under capital leases                 $  1,849
-------------------------------------------------------------------
-------------------------------------------------------------------

NOTE 6 - INCOME TAXES
--------------------------------------------------------------------------------

Components of the provision for income taxes are as follows:

                                                 For the Years Ended January 31,
                                                 -------------------------------
(IN THOUSANDS)                                      1997      1996        1995
--------------------------------------------------------------------------------
Currently payable
   Federal                                        $17,758   $ 9,203     $ 9,879
   State                                            3,442     1,424       1,682
                                                   21,200    10,627      11,561
Deferred                                           (6,555)   (2,583)     (2,390)
--------------------------------------------------------------------------------
Provision for income taxes                        $14,645   $ 8,044     $ 9,171
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Temporary differences comprising the net deferred tax asset recognized in the accompanying Consolidated Balance Sheets are as follows:

                                                              As of January 31,
                                                             -------------------
(IN THOUSANDS)                                                1997        1996
--------------------------------------------------------------------------------
Allowance for doubtful accounts                              $2,676      $1,383
Deferred compensation                                         1,382         576
Depreciation and amortization                                 1,102         351
Insurance reserves                                            1,001         492
Inventories                                                     300      (2,068)
Other, net                                                      980         152
--------------------------------------------------------------------------------
Net deferred tax asset                                       $7,441      $  886
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Management expects that the Company will fully realize the benefits attributable to the net deferred tax asset at January 31, 1997. Accordingly, no valuation allowance has been recorded at January 31, 1997.

     Significant differences between income taxes on income for financial reporting purposes and income taxes calculated using the federal statutory tax rate are as follows:

                                                        As of January 31,
                                                  ------------------------------
(IN THOUSANDS)                                      1997      1996        1995
--------------------------------------------------------------------------------
Provision for federal income taxes at
   statutory rate                                 $11,369    $6,547      $7,404
State income taxes, net of federal benefit          1,444       695       1,039
Non-deductible business meeting and
   entertainment expenses                           1,210       778         565
Other                                                 622        24         163
--------------------------------------------------------------------------------
                                                  $14,645    $8,044      $9,171
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 7 - RETIREMENT PLAN
--------------------------------------------------------------------------------

The Company has a defined contribution retirement plan covering substantially all employees. Contributions to the plan are based on 7% of eligible employee compensation. Costs charged to operations were $3,860,000, $3,620,000 and $3,403,000 for the years ended January 31, 1997, 1996 and 1995, respectively.

NOTE 8 - SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

COMMON STOCK - The classes, series, rights and preferences of the undesignated stock may be established by the Company's Board of Directors. No action with respect to such shares has been taken. During fiscal year 1997, the Company's Board of Directors approved the repurchase of up to 750,000 shares of the Company's common stock. No shares were repurchased as of January 31, 1997.

STOCK PLANS - Under Company-sponsored incentive and stock option plans, 2,508,000 shares of common stock were reserved for granting of incentive awards to employees in the form of incentive stock options, non-statutory stock options and restricted stock awards, at exercise prices not less than 100% of the fair market value of the Company's common stock on the date of grant. As of January 31, 1997, incentive stock options for 108,666 shares, non-statutory options for 1,813,000 shares and 31,700 restricted stock awards had been granted under the plans, leaving 554,634 shares available for future grants.

     In May 1996, the shareholders of the Company approved the Company's 1996 Non-employee Director Plan (the Plan) whereby 200,000 shares of common stock are reserved for granting of non-statutory options and awarding of common shares as partial payment to non-employee directors who serve on the Company's Board of Directors. Non-statutory stock options issued under the Plan are granted at an exercise price not less than 100% of the fair market value of the Company's common stock on the date of grant. Compensation expense is recorded when common stock is awarded as partial payment for the director's annual retainer in an amount approximately equal to the fair market value of the Company's common stock on the date of grant. As of January 31, 1997, non-statutory options for 18,000 shares and 1,750 shares of common stock were granted under the plan, leaving 180,250 shares available for future grants.

     In addition to options granted under the plans above, the Company has granted non-qualified options to directors and consultants at prices equal to or exceeding market value at date of grant. Options granted under all Company-sponsored stock plans generally vest over seven years and expire in 10 years.

--------------------------------------------------------------------------------

A summary of selected information regarding all stock options for the three years ended January 31, 1997, is as follows:

                                                                Weighted Average
                                     Number of   Exercise Price   Exercise Price
                                        Shares        Per Share        Per Share
--------------------------------------------------------------------------------
Balance, January 31, 1994            1,022,934   $ 3.37 - 29.50           $12.02
   Granted                             110,664    14.56 - 29.75            23.64
   Exercised                          (113,134)    3.37 - 17.50             4.39
   Canceled                            (34,500)    3.87 - 17.37            15.17
--------------------------------------------------------------------------------
Balance, January 31, 1995              985,964     3.37 - 29.75            14.12
   Granted                             304,500    16.25 - 18.50            16.43
   Exercised                          (278,300)    3.37 - 17.37             3.68
   Canceled                            (84,850)   17.37 - 29.75            20.10
--------------------------------------------------------------------------------
Balance, January 31, 1996              927,314     4.00 - 29.75            16.92
   Granted                             546,000    16.25 - 23.94            18.13
   Exercised                           (76,218)    7.37 - 20.75            13.70
   Canceled                            (53,182)   16.25 - 26.50            19.71
--------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1997            1,343,914   $ 4.00 - 29.75           $17.49
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


At January 31, 1997, the weighted average exercise price and remaining life of the stock options are as follows:

Range of exercise prices           $4.00-16.50     $17.37-29.75            Total
--------------------------------------------------------------------------------
Total options outstanding              674,450          669,464        1,343,914
Weighted average exercise price         $14.72           $20.27           $17.49
Weighted average remaining life      6.7 years        7.8 years        7.2 years
Options exercisable                    215,550          178,714          394,264
Weighted average price of
   exercisable options                  $11.49           $22.22           $16.35
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Had the Company used the fair value-based method of accounting for its incentive and stock option plans beginning on February 1, 1995, and charged compensation cost against income, over the vesting period, based on the fair value of options at the date of grant, net income and net income per common share would have been reduced to the following pro forma amounts:

                                                 For the Years Ended January 31,
                                                 -------------------------------
(IN THOUSANDS EXCEPT PER SHARE DATA)                    1997               1996
--------------------------------------------------------------------------------
NET INCOME
   As reported                                       $17,839            $10,662
   Pro forma                                          17,223             10,444
--------------------------------------------------------------------------------

NET INCOME PER COMMON SHARE - PRIMARY
   As reported                                       $  2.19            $  1.34
   Pro forma - primary                                  2.12               1.31
--------------------------------------------------------------------------------

The pro forma information above includes only stock options granted in fiscal years 1997 and 1996. Compensation expense under the fair value-based method of accounting will increase in the future as additional stock option grants are considered.

     The weighted-average grant date fair value of options granted during fiscal years 1997 and 1996 was $9.44 and $8.84, respectively. The weighted-average grant date fair value of options was determined by using the fair value of each option grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:

                                                 For the Years Ended January 31,
                                                 -------------------------------
                                                        1997               1996
--------------------------------------------------------------------------------
Risk free interest rate                                 6.87%              6.28%
Expected life                                        6 years            6 years
Expected volatility                                    48.85%             49.26%
Expected dividend yield                                 0.68%              0.58%
--------------------------------------------------------------------------------

NOTE 9 - QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------

The following is a summary of unaudited quarterly financial data for the years ended January 31, 1997 and 1996:

                                            First    Second     Third    Fourth
(IN THOUSANDS EXCEPT PER SHARE DATA)      Quarter   Quarter   Quarter   Quarter     Total
-----------------------------------------------------------------------------------------
1997  Revenues                            $71,200   $87,569   $93,776  $101,224  $353,769
      Gross profit                         25,170    32,691    32,273    36,157   126,291
      Net income                            4,245     4,671     4,377     4,546    17,839
      Net income per share - primary          .54       .57       .53       .55      2.19
      Dividends declared per share            .03       .03       .03       .03       .12
-----------------------------------------------------------------------------------------

1996  Revenues                            $57,432   $62,703   $62,475  $ 62,696  $245,306
      Gross profit                         18,616    18,888    20,986    21,051    79,541
      Net income                            2,076     2,714     3,035     2,837    10,662
      Net income per share                    .26       .34       .38       .36      1.34
      Dividends declared per share            .03       .03       .03       .03       .12
-----------------------------------------------------------------------------------------


NOTE 10 - SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

On February 21, 1997, the Company received substantially all operating assets in return for assuming certain liabilities of Roald Marth Learning Systems, Inc., doing business as Superstar Computing. In addition, the agreement requires the Company to pay contingent cash consideration of up to $5 million, dependent on future performance of Superstar Computing, as defined by the purchase agreement.

     Subsequent to January 31, 1997, the Company repurchased 132,000 shares of its common stock for approximately $3.1 million.

SUMMARY OF OPERATING AND FINANCIAL DATA
--------------------------------------------------------------------------------


                                                       For the Years Ended January 31,
(IN THOUSANDS, EXCEPT EMPLOYEE,      ---------------------------------------------------------------
PER SHARE DATA AND RATIO)                1997       1996       1995       1994       1993       1992
----------------------------------------------------------------------------------------------------
OPERATING RESULTS
   Revenues                          $353,769   $245,306   $236,878   $181,584   $147,716   $125,312
   Costs and expenses                 321,285    226,600    215,724    159,593    133,552    114,559
   Income before provision
      for income taxes                 32,484     18,706     21,154     21,991     14,164     10,753
   Provision for income taxes          14,645      8,044      9,171      8,820      5,565      4,308
----------------------------------------------------------------------------------------------------
   Net income                        $ 17,839   $ 10,662   $ 11,983   $ 13,348   $  8,599   $  6,518
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
PER COMMON SHARE
   Net income - primary              $   2.19   $   1.34   $   1.50   $   1.67   $   1.12   $    .86
   Net income - fully                $   2.17   $   1.34   $   1.50   $   1.67   $   1.11   $    .86
   Book value                        $  12.12   $   9.90   $   8.69   $   7.15   $   5.36   $   4.11
FINANCIAL DATA/OTHER
   Working capital                   $ 69,220   $ 39,379   $ 31,523   $ 22,528   $ 24,650   $ 17,550
   Current ratio                          2.2        2.0        2.0        1.6        2.1        1.9
   Total assets                      $201,997   $125,521   $106,470   $100,123   $ 66,042   $ 52,954
   Shareholders' equity              $ 96,160   $ 77,734   $ 66,061   $ 53,597   $ 39,330   $ 29,116
   Return on average
      shareholders' equity               20.5%      14.8%      20.0%      28.7%      25.1%      25.3%
   Long-term obligations             $ 42,729   $  6,454   $  7,522   $  8,656   $  2,138   $  2,230
   Long-term obligations
      to capitalization                  30.8%       7.7%      10.2%      13.9%       5.2%       7.1%
   Number of employees                  2,320      1,932      1,739      1,601      1,041        831
----------------------------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------


To the Shareholders and Board of Directors of Merrill Corporation:

We have audited the accompanying consolidated balance sheets of Merrill Corporation as of January 31, 1997 and 1996 and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merrill Corporation as of January 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.



                                       /s/ Coopers & Lybrand L.L.P.

                                       Coopers & Lybrand L.L.P.


St. Paul, Minnesota
March 25, 1997, except as to the
second paragraph of Note 10,
for which the date is April 16, 1997.