Form 10-K, Exhibit 13
period 1998-01-31
MERRILL CORP
filed 1998-05-01
CIK 790406

                                                                   EXHIBIT 13.1


MANAGEMENT'S DISCUSSION AND ANALYSIS


Certain statements in Management's Discussion and Analysis of Financial Condition and Results of Operations constitute FORWARD-LOOKING statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such FORWARD-LOOKING statements involve known and unknown risks, uncertainties or achievements of the Company which may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such FORWARD-LOOKING statements. These risks and uncertainties include, but are not limited to, the effect of economic and financial market conditions, government public reporting regulations, paper costs and the integration and performance of recent acquisitions.

--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, the percentage relationship to revenues of certain items in the Company's consolidated statements of operations and the percentage changes in the dollar amounts of such items in comparison to the prior years.

                                                          For the Years Ended January 31,
                                                --------------------------------------------------
                                                                             % Increase (Decrease)
                                                                             ---------------------
                                                    Percentage of Revenues      1998       1997
                                                ---------------------------      VS.        vs.
                                                  1998      1997      1996      1997       1996
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Revenues
  Financial                                       38.2%     40.6%     36.1%      22%        62%
  Corporate                                       31.6      27.6      29.5       49         35
  Document management services                    11.7      11.2      12.9       35         26
  Commercial and other                            18.5      20.6      21.5       17         38
--------------------------------------------------------------------------
                                                 100.0     100.0     100.0       30         44

Cost of revenues                                  64.3%     64.3%     67.6%      30%        37%
Gross profit                                      35.7      35.7      32.4       30         59
Selling, general and administrative expenses      24.8      25.4      24.5       27         50
Operating income                                  10.9      10.3       7.9       37         87
Interest expense                                  (0.9)     (1.2)     (0.4)       5        275
Other income, net                                  0.1       0.1       0.1      217        (23)
Income before provision for income taxes          10.1       9.2       7.6       43         74
Provision for income taxes                         4.4       4.1       3.3       40         82
Net income                                         5.7       5.1       4.3       46         67
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

8                              1998 ANNUAL REPORT

BUSINESS Merrill Corporation is engaged in one line of business--providing paper and electronic document services. The Company divides its revenues into four categories of service: financial, corporate, document management services, and commercial and other. The percentage of revenues attributable to each category of service is set forth in the chart below. Revenues in the financial category generally reflect the level of transactional activity in the capital markets. Financial encompasses many types of transactions, and some types of transactions tend to increase when others are out of favor. However, a prolonged reduction in the overall level of financial transactions could be expected to have a negative impact on this category. The corporate revenues category encompasses required regulatory compliance and mutual fund documentation and other repetitive work, and is typically not significantly affected by capital market fluctuations. Revenues in the document management services and commercial and other categories tend to follow general economic trends.

FISCAL YEAR 1998 VS. FISCAL YEAR 1997 Revenues for fiscal year 1998 increased 30 percent over the previous year. Financial revenues increased 22 percent compared to last year. This increase was driven by continued strong mergers and acquisition transaction activity in financial markets throughout fiscal year 1998. The increase was also driven by the results of the Corporate Printing Company (CPC) business acquired in April 1996. International revenues, which are included in the financial revenue category, represented less than 10 percent of consolidated revenues and increased over fiscal year 1997 revenues. Management does not anticipate significant fluctuations in international revenues as a percentage of total revenues during fiscal year 1999. Corporate revenues increased 49 percent when compared to fiscal year 1997. This increase is attributed to strong corporate compliance business, continued solid demand for EDGAR services and strong growth in investment company services work. Document management services revenues grew 35 percent in fiscal year 1998, reflecting continued growth in the number of Document Service Centers which totaled 76 at January 31, 1998. This resulted from internal growth and the acquisition of selected assets of Total Management Support Services, LLC. The commercial and other category realized a 17 percent increase in revenues over fiscal year 1997. The growth is primarily the result of our managed communications programs which includes Merrill/May, FMC Resource Management Corporation (FMC) and the Superstar Computing acquisition.

     Fiscal year 1998 gross profit of approximately 36 percent remained level with fiscal year 1997. Continued strong margins in both financial and corporate activity along with high production utilization allowed us to maintain the same margins.

REVENUES BY SERVICE

                                          YEARS ENDED JANARY 31,
                                          ----------------------
                                          1996     1997     1998
                                          ----     ----     ----
                                                IN PERCENT
     Commercial and other...............  21.5     20.6     18.5
     Document management services.......  12.9     11.2     11.7
     Corporate..........................  29.5     27.6     31.6
     Financial..........................  36.1     40.6     38.2


                              MERRILL CORPORATION                             9

     Selling, general and administrative expenses increased, but as a percent of revenue, declined slightly in the last year. The increase in these expenses in fiscal year 1998 was principally a result of our continued expansion of sales and marketing activities and provisions for incentive compensation.

     Average short-term borrowings under the Company's line of credit arrangement were approximately $4,729,000, $30,117,000 and $2,221,000 in fiscal years 1998, 1997 and 1996, respectively. The significant decrease in the average short-term borrowings in fiscal year 1998 resulted from the issuance of $35 million in unsecured senior notes in October 1996.

     Interest expense for fiscal year 1998 remained relatively consistent compared to fiscal year 1997 which reflects stable interest rates and consistent overall amounts borrowed during the time periods.

     The effective tax rate for fiscal year 1998 was 44 percent compared to 45 percent for fiscal year 1997. The effective rates were higher than the statutory federal rate of 35 percent primarily because of state income taxes and the impact of increased non-deductible business entertainment expenses incurred in conjunction with the additional financial and corporate activity previously discussed. The effective tax rate in future years is expected to approximate 44 percent.

     Technology changes for potential year 2000 issues are not currently expected to have a material impact on the Company's operations, although the effectiveness of the Company's present efforts to address the Year 2000 issue cannot be assured. A detailed year 2000 project plan is in progress and includes review of internally developed software as well as outside developed software. A test plan has been initiated in fiscal year 1999 to ensure compliance with the year 2000 issues. The costs to address year 2000 issues will likely be material; the present estimate is approximately $900,000, to be incurred primarily during fiscal year 1999. The total costs may be higher, contingent upon additional review of the issues. It is currently unknown whether vendors and other third parties with which the Company conducts business will successfully address the Year 2000 issue with respect to their own computer software. If the Company's present efforts to address the Year 2000 issue are not successful, or if vendors and other third parties with which the Company conducts business do not successfully address the Year 2000 issue, the Company's business, financial condition and results of operations could be adversely affected.

FISCAL YEAR 1997 VS. FISCAL YEAR 1996 Revenues for fiscal year 1997 increased 44 percent over the previous year. The financial revenues category experienced a 62 percent increase in revenues over fiscal year 1996. This increase was driven by the inclusion of nine months of operations from the CPC acquisition in April 1996, as well as strong financial market activity throughout fiscal year 1997. International revenues, which are included in the financial revenues category, represented less than 5 percent of consolidated revenues and approximated fiscal year 1996 international revenues. Corporate revenues increased 35 percent when compared to fiscal year 1996. This increase is attributed to a strong demand for EDGAR services and growth in mutual fund activity plus long-term mutual fund clients gained from the CPC acquisition. Document management services revenues grew 26 percent in fiscal year 1997, reflecting new service offerings and continued growth in the number of document service centers, which totaled 64 at January 31, 1997. The commercial and other revenues category experienced a 38 percent increase in revenues during fiscal year 1997. The growth is primarily the result of including 10 months of operations of FMC, which was acquired in March 1996, and election-related ballot work, which was lower in the off-election year of 1996. Merrill/May revenues were up slightly from fiscal year 1996 revenues.

10                             1998 ANNUAL REPORT

     Fiscal year 1997 gross profit increased to approximately 36 percent compared to 32 percent in fiscal year 1996. The increase in gross profit was attributed to the significant increase in volume of financial transaction documents during the year. Financial transaction business generally results in higher margins when compared to the other service categories offered by the Company. The general increase in the volume of work across all service categories also contributed to the increase in gross profit as the Company maximized the utilization of its operating resources.

     The increase in selling, general and administrative expenses in fiscal year 1997 was attributed to integration costs associated with the fiscal year 1997 acquisitions of CPC and FMC, the related goodwill amortization, continued expansion of the Company's sales and marketing activities and provisions for incentive compensation.

     The significant increase in the average short-term borrowings during fiscal year 1997 resulted from financing the Company's acquisitions of CPC and FMC with the bank line of credit for approximately six months of fiscal year 1997.

     Interest expense for fiscal year 1997 was significantly higher than for fiscal year 1996, which was attributed to the financing of the acquisitions noted above, and the increased need for working capital to support the strong financial transaction activity.

     The effective tax rate for fiscal year 1997 was 45 percent compared to 43 percent for fiscal year 1996. The effective rates were higher than the statutory federal rate of 35 percent primarily because of state income taxes and the impact of increased non-deductible business entertainment expenses incurred in conjunction with the additional financial and corporate activity previously discussed.

IMPACT OF INFLATION The Company does not believe that inflation has had a significant impact on the results of its operations.

LIQUIDITY AND CAPITAL RESOURCES Working capital at January 31, 1998, increased to $79.3 million from $69.2 million a year ago, reflecting strong sales activity during the entire year. The increase in sales activity resulted in a corresponding increase in trade receivables at January 31, 1998. Work-in-process inventories decreased at January 31, 1998, reflecting lower activities experienced during the last quarter of the year and initiatives implemented to improve inventory turns. Capital expenditures for the year approximated $17.0 million and were primarily related to leasehold improvements and reprographic and computer based production equipment. Cash and cash equivalents decreased to $2.5 million and there were no borrowings under the Company's line of credit at January 31, 1998. Long-term obligations were 25.0 percent of total capitalization at January 31, 1998, compared to
30.8 percent a year ago.

     The Company expects capital expenditures in fiscal year 1999 to range from $20 million to $25 million for computer and production equipment and facility expansion and remodeling. Approximately $2.0 million of this amount is committed at this time.

                              MERRILL CORPORATION                            11

     The Company has historically been working-capital intensive, but in recent years has increased its needs for technology and production equipment. The Company generally has been able to generate sufficient cash from operations to fund its capital needs.

     At January 31, 1998, the Company's principal internal sources of liquidity were cash and cash equivalents and cash flow provided by operating activities. The Company has available a $40 million unsecured bank line of credit expiring on November 29, 1999. Management anticipates that these sources will satisfy its needs for fiscal year 1999.

NEW ACCOUNTING PRONOUNCEMENT Effective January 31, 1999, the Company will adopt Statement of Financial Accounting Standards (SFAS) No. 131 "Disclosures About Segments of an Enterprise and Related Information." The Company is reviewing the requirements of this statement. This statement does not impact the basic Consolidated Financial Statements; it affects only the presentation of segment information in the Notes to the Financial Statements.

--------------------------------------------------------------------------------
QUARTERLY STOCK PRICE INFORMATION

Merrill Corporation shares are traded on the NASDAQ Stock Market under the symbol MRLL. The table below sets forth the range of high and low sales prices per share as reported by the NASDAQ Stock Market. For periods prior to August 1997, high and low sales prices in the table below have been retroactively restated to reflect the 2-for-1 stock split described in Note 8 to the Consolidated Financial Statements. These prices do not include adjustments for retail markups, markdowns or commissions. There were approximately 2,125 shareholders of record and non-objecting beneficial owners of the Company's common stock at the close of trading on April 14, 1998. The Company paid annualized cash dividends of $.07 per share in fiscal 1998 and $.06 per share in fiscal 1997. Total cash dividends approximated $1,133,000 and $948,000 in fiscal years 1998 and 1997, respectively.

                             First        Second           Third        Fourth
Stock Price Per Share      Quarter       Quarter         Quarter       Quarter
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
FY 1998  High               14           20 5/16         24 1/4         24
         Low                10 1/4       11 5/8          17 1/8         18 5/32
FY 1997  High               11           13 1/4          12 1/4         12 3/8
         Low                 7 1/4        9 1/8           9 1/2         10 1/4


12                             1998 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

                                                                     As of January 31,
                                                                   ---------------------
(In thousands, except share data)                                       1998       1997
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                                         $  2,531   $  5,161
  Trade receivables, less allowance for doubtful
   accounts of $6,992 and $6,027, respectively                       116,721     81,733
  Work-in-process inventories                                         13,686     24,958
  Other inventories                                                    7,112      4,878
  Other current assets                                                10,290      9,933
----------------------------------------------------------------------------------------
    Total current assets                                             150,340    126,663
Property, plant and equipment, net                                    41,045     34,717
Goodwill, net                                                         44,437     34,030
Other assets                                                          10,657      6,587
----------------------------------------------------------------------------------------
    Total assets                                                    $246,479   $201,997
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Notes payable to banks                                                       $  5,950
  Current maturities of long-term debt                              $    655        645
  Current maturities of capital lease obligations                        249        307
  Accounts payable                                                    29,142     20,387
  Accrued expenses                                                    41,033     30,154
----------------------------------------------------------------------------------------
    Total current liabilities                                         71,079     57,443
Long-term debt, net of current maturities                             40,225     40,880
Capital lease obligations, net of current maturities                   1,616     1,849
Other liabilities                                                      7,884      5,665
----------------------------------------------------------------------------------------
    Total liabilities                                                120,804    105,837
----------------------------------------------------------------------------------------
Commitments and contingencies (Notes 3 and 5)
Shareholders' equity
  Common stock, $.01 par value: 25,000,000 shares
   authorized; 16,315,136 and 15,865,048 shares,
   respectively, issued and outstanding                                  163        159
  Undesignated stock: 500,000 shares authorized;
   no shares issued
  Additional paid-in capital                                          22,401     17,778
  Retained earnings                                                  103,111     78,223
----------------------------------------------------------------------------------------
    Total shareholders' equity                                       125,675     96,160
----------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                      $246,479   $201,997
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

                              MERRILL CORPORATION                            13

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           For the Years Ended January 31,
                                                    --------------------------------------------
(In thousands, except share and per share data)           1998            1997            1996
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------


Revenues                                            $  459,516      $  353,769      $  245,306
Cost of revenues                                       295,390         227,478         165,765
------------------------------------------------------------------------------------------------
  Gross profit                                         164,126         126,291          79,541
Selling, general and administrative expenses           114,174          89,946          60,079
------------------------------------------------------------------------------------------------
  Operating income                                      49,952          36,345          19,462
Interest expense                                        (4,321)         (4,124)         (1,099)
Other income, net                                          835             263             343
------------------------------------------------------------------------------------------------
  Income before provision for income taxes              46,466          32,484          18,706
Provision for income taxes                              20,445          14,645           8,044
------------------------------------------------------------------------------------------------
Net income                                          $   26,021      $   17,839      $   10,662
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

Net income per share:
  Basic                                             $     1.61      $     1.13      $      .69
  Diluted                                           $     1.54      $     1.11      $      .68
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding:
  Basic                                             16,129,341      15,792,161      15,502,403
  Diluted                                           16,906,382      16,117,432      15,782,979
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

14                             1998 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 For the Years Ended January 31,
                                                               -----------------------------------
(In thousands)                                                      1998         1997        1996
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Operating activities
  Net income                                                   $  26,021    $  17,839    $ 10,662
  Adjustments to reconcile net income to net
   cash provided by operating activities
    Depreciation and amortization                                 11,147       10,825       9,724
    Amortization of intangible assets                              4,286        2,581       1,088
    Provision for losses on trade receivables                      2,064        2,861       1,486
    Provision for unbillable inventories                          (1,063)       2,678         250
    Deferred income taxes                                         (2,592)      (6,555)     (2,583)
    Change in deferred compensation                                1,285          401         582
    Changes in operating assets and liabilities,
     net of effects from business acquisitions
       Trade receivables                                         (36,706)     (18,499)    (10,768)
       Work-in-process inventories                                12,082      (11,667)     (4,141)
       Other inventories                                          (1,667)         583        (709)
       Other current assets                                       (1,798)      (1,718)        315
       Accounts payable                                            7,336       (3,720)      1,594
       Accrued expenses                                           11,537       11,365       2,142
       Income taxes                                               (1,059)       1,530         (89)
--------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                30,873        8,504       9,553
--------------------------------------------------------------------------------------------------

Investing activities
  Purchase of property, plant and equipment                      (17,069)      (9,216)    (12,487)
  Business acquisitions, net of cash acquired                    (13,179)     (26,010)
  Other, net                                                         137         (564)       (727)
--------------------------------------------------------------------------------------------------
         Net cash used in investing activities                   (30,111)     (35,790)    (13,214)
--------------------------------------------------------------------------------------------------

Financing activities
  Borrowings on notes payable to banks                           104,275      139,050      51,700
  Repayments on notes payable to banks                          (110,225)    (139,100)    (45,700)
  Proceeds from issuance of long-term debt                                     35,000
  Principal payments on long-term debt and
  capital lease obligations                                         (936)     (15,164)     (1,243)
  Repurchase of common stock                                      (3,065)
  Dividends paid                                                  (1,133)        (948)       (931)
  Exercise of stock options                                        5,417        1,045       1,024
  Tax benefit realized upon exercise of stock options              2,192          328       1,451
  Other equity transactions, net                                      83          162        (533)
--------------------------------------------------------------------------------------------------
         Net cash (used in) provided by financing activities      (3,392)      20,373       5,768
--------------------------------------------------------------------------------------------------

(Decrease) increase in cash and cash equivalents                  (2,630)      (6,913)      2,107
Cash and cash equivalents, beginning of year                       5,161       12,074       9,967
--------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                        $    2,531   $    5,161   $  12,074
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

Supplemental cash flow disclosures
  Income taxes paid                                            $  22,000    $  19,253    $  9,268
  Interest paid                                                    3,757        2,866         880
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

                              MERRILL CORPORATION                            15

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                             For the Years Ended January 31, 1998, 1997 and 1996
                                                            ----------------------------------------------------
                                                                           Additional
                                                                Common        Paid-in     Retained
(In thousands, except per share data)                            Stock        Capital     Earnings       Total
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

Balance, January 31, 1995                                     $    152       $ 14,308    $  51,601    $ 66,061
Exercise of stock options                                            5                       1,019       1,024
Tax benefit realized upon exercise of stock options                             1,451                    1,451
Other                                                                            (533)                    (533)
Cash dividends ($.06 per share)                                                               (931)       (931)
Net income                                                                                  10,662      10,662
----------------------------------------------------------------------------------------------------------------
Balance, January 31, 1996                                     $    157       $ 16,245    $  61,332    $ 77,734
----------------------------------------------------------------------------------------------------------------

Exercise of stock options                                            2          1,043                    1,045
Tax benefit realized upon exercise of stock options                               328                      328
Other                                                                             162                      162
Cash dividends ($.06 per share)                                                               (948)       (948)
Net income                                                                                  17,839      17,839
----------------------------------------------------------------------------------------------------------------
Balance, January 31, 1997                                     $    159       $ 17,778    $  78,223    $ 96,160
----------------------------------------------------------------------------------------------------------------

Exercise of stock options                                            7          5,410                    5,417
Tax benefit realized upon exercise of stock options                             2,192                    2,192
Repurchase of common stock                                          (3)        (3,062)                  (3,065)
Other                                                                              83                       83
Cash dividends ($.07 per share)                                                             (1,133)     (1,133)
Net income                                                                                  26,021      26,021
----------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1998                                     $    163       $ 22,401    $ 103,111    $125,675
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

16                             1998 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
ONE - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS The Company provides paper and electronic document services consisting of creative design, typesetting, printing, reproduction, distribution, and data and information management services to financial, legal, investment company, real estate and corporate clients worldwide.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the allowances for doubtful accounts and unbillable inventories.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

CASH EQUIVALENTS The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES Work-in-process, which includes purchased services, materials, direct labor and overhead, is valued at the lower of cost or net realizable value, with cost determined on a specific job-cost basis. Other inventories consist primarily of paper and printed materials and are valued at the lower of cost or market, with cost determined on a specific job-cost basis.

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

GOODWILL Goodwill recognized in business acquisitions accounted for as purchases is amortized on the straight-line method, principally over 15 years. The Company periodically evaluates the recoverability of unamortized goodwill through measurement of future estimated undiscounted operating unit cash flows.

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

NET INCOME PER SHARE Effective January 31, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share," and has disclosed basic and diluted net income per share for all periods presented in accordance with the standard. The dilutive effect on net income per share resulted from the assumed exercise of dilutive stock options outstanding under the Company's stock option plans.

                              MERRILL CORPORATION                            17

--------------------------------------------------------------------------------
ONE - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

STOCK-BASED COMPENSATION The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation costs for stock options granted to employees are measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Such compensation costs, if any, are amortized on a straight-line basis over the underlying option vesting terms. The Company accounts for stock-based compensation to non-employees using the fair value method prescribed by SFAS No. 123, "Accounting for Stock Based Compensation." Compensation costs for stock options granted to non-employees are measured as the excess of the fair value of the option over the amount the holder must pay to acquire the stock.

BUSINESS SEGMENTS Effective January 31, 1999, the Company will adopt SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information. " The Company is reviewing the requirements of this statement. This statement does not impact the basic Consolidated Financial Statements; it affects only the presentation of segment information in the Notes to Financial Statements.

--------------------------------------------------------------------------------
TWO - SELECTED FINANCIAL STATEMENT DATA

                                                              As of January 31,
                                                         -----------------------
(In thousands)                                               1998         1997
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET
  Land                                                   $  1,951     $  1,951
  Buildings                                                11,965       11,778
  Equipment                                                54,929       45,250
  Furniture and fixtures                                   11,057        9,655
  Leasehold improvements                                   10,479        9,923
  Construction in progress                                  5,609          659
--------------------------------------------------------------------------------
                                                           95,990       79,216
  Less accumulated depreciation and amortization          (54,945)     (44,499)
--------------------------------------------------------------------------------
                                                         $ 41,045     $ 34,717
--------------------------------------------------------------------------------

GOODWILL, NET
  Goodwill                                               $ 52,913     $ 38,481
  Less accumulated amortization                            (8,476)      (4,451)
--------------------------------------------------------------------------------
                                                         $ 44,437     $ 34,030
--------------------------------------------------------------------------------

ACCRUED EXPENSES
  Commissions and compensation                           $ 25,003     $ 17,926
  Retirement plan                                           4,965        3,860
  Other                                                    11,065        8,368
--------------------------------------------------------------------------------
                                                         $ 41,033     $ 30,154
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

18                             1998 ANNUAL REPORT

--------------------------------------------------------------------------------
THREE - BUSINESS ACQUISITIONS

On April 15, 1996, the Company purchased substantially all of the operating assets and assumed certain liabilities of The Corporate Printing Company, Inc. and Affiliated Group (CPC) for approximately $22.6 million in cash. The Company did not purchase any assets relating to CPC's pressroom and shipping businesses. The purchase price was subsequently reduced by approximately $1.7 million in accordance with terms of the purchase agreement. In accordance with the agreement, additional contingent purchase consideration of $8 million was paid in August 1997. The Company also entered into a five-year non-compete agreement with CPC's principal shareholder that requires payments totaling $3.4 million through April 15, 2001. The principal shareholder is also entitled to an additional $500,000 annually through March 31, 2001, as the Company maintains certain business of a specified customer. The acquisition has been accounted for as a purchase.

     On March 28, 1996, the Company purchased all of the outstanding common stock of FMC Resource Management Corporation for $5.4 million in cash and promissory notes for $2.0 million. The agreement calls for additional contingent consideration, not to exceed $4 million, based on annual gross profits of the acquired business through January 31, 2001, as defined in the agreement. Contingent consideration recorded through January 31, 1998, was $1.6 million. The acquisition has been accounted for as a purchase.

     Results of the acquired companies' operations have been included in the Consolidated Statements of Operations from their respective dates of acquisitions. Pro forma (unaudited) results of the Company for the years ended January 31, 1997 and 1996, as if the acquisitions had been effective at February 1, 1995, are as follows:

                                                 For the Years Ended January 31,
                                                --------------------------------
(In thousands, except per share data)                1997                 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Revenues                                         $376,647             $325,157
Net income                                         17,047                8,263
Net income per share - diluted                       1.05                  .52
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

During fiscal year 1998, the Company completed the acquisitions of substantially all of the operating assets and assumed certain liabilities of Roald Marth Learning Systems, Inc., doing business as Superstar Computing and Total Management Support Services, LLC. These acquisitions are not significant to the financial position or results of operations of the Company.

                              MERRILL CORPORATION                            19

--------------------------------------------------------------------------------
FOUR - FINANCING ARRANGEMENTS

BANK FINANCING The Company has a revolving credit agreement with a group of banks that provides for a $40 million unsecured bank line of credit which expires on November 29, 1999. There were no borrowings outstanding under this agreement at January 31, 1998. Borrowings under the agreement were $5,950,000 at January 31, 1997, and bore interest at the Agent's reference rate (8.25% at January 31, 1997). Under the agreement, the Company has the option to borrow at the Agent's reference rate, at 1% above the London Interbank Offered Rate (LIBOR) or at 1.0% above a certificate of deposit-based rate, and is required to pay quarterly commitment fees of 0.25% on the unused portion of the line of credit. The weighted average interest rates on borrowings on the line of credit were 8.26%, 7.39%, and 8.83% for the years ended 1998, 1997 and 1996, respectively. The revolving credit agreement includes various covenants, including the maintenance of minimum tangible net worth and limitations on the amounts of certain transactions, including payment of dividends.

LONG-TERM DEBT  Long-term debt consisted of the following:

                                                                                   As of January 31,
                                                                                ----------------------
(In thousands)                                                                     1998         1997
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
Unsecured senior notes, bearing interest at 7.463%, with semi-annual interest only payments through October 2000, at which time annual principal and semi-annual interest payments are due through October 2006. The notes have various covenants, including the maintenance of certain financial ratios and limitations on the amount of certain transactions including
 the payment of dividends                                                       $ 35,000    $ 35,000

Industrial development bonds, due in annual installments, including interest ranging from 7.0% to 8.375%, over the life of the bonds with the remaining unpaid balance due on August 1, 2010; collateralized by land, building and equipment with a carrying value of $3,760
 at January 31, 1998                                                               3,380       3,525

Unsecured promissory notes payable due in March 1999. The notes bear interest at LIBOR plus 1.0%, adjustable and payable annually. The interest rate at January 31, 1998 and 1997 was 7.281% and 6.608%,
 respectively                                                                      2,000       2,000

Unsecured promissory note payable in equal annual installments of $500 on December 31 through 1998. The note bears interest at the prime rate
 The prime interest rate at January 31, 1998 and 1997 was 8.50% and
 8.25%, respectively                                                                 500       1,000
------------------------------------------------------------------------------------------------------
                                                                                  40,880      41,525
Less current maturities of long-term debt                                           (655)       (645)
------------------------------------------------------------------------------------------------------
                                                                                $ 40,225    $ 40,880
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

20                             1998 ANNUAL REPORT

--------------------------------------------------------------------------------
FOUR - FINANCING ARRANGEMENTS, CONTINUED

The aggregate maturities of long-term debt are as follows:

(In thousands)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1999                                                                     $   655
2000                                                                       2,170
2001                                                                       5,180
2002                                                                       5,195
2003                                                                       5,210
Thereafter                                                                22,470
--------------------------------------------------------------------------------
                                                                         $40,880
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Based on quoted market prices for similar issues, the fair value of long-term debt approximated its carrying value at January 31, 1998 and 1997.

--------------------------------------------------------------------------------
FIVE - LEASES


The Company leases an office and production facility and the associated land and equipment under capital leases that terminate at various dates through November 30, 2005. Certain leases contain bargain purchase options. A summary of the Company's property under capital leases, which is classified as property, plant and equipment, is as follows:

                                                            As of January 31,
                                                         ----------------------
(In thousands)                                                1998         1997
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Land                                                     $     333     $    333
Building                                                     2,439        2,439
Equipment                                                      594          594
Less accumulated amortization                               (1,366)      (1,129)
--------------------------------------------------------------------------------
                                                         $   2,000     $  2,237
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


The Company also leases office space and equipment under noncancelable operating leases which expire at various dates through October 31, 2018. Rental expense charged to operations was $8,019,000, $6,009,000 and $5,123,000, for the years ended January 31, 1998, 1997 and 1996, respectively.

     Future minimum rental commitments under noncancelable leases at January 31, 1998, are as follows:

                                                         Capital      Operating
(In thousands)                                            Leases         Leases
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1999                                                    $    434       $  6,044
2000                                                         392          4,876
2001                                                         330          3,824
2002                                                         330          2,851
2003                                                         330          2,547
Thereafter                                                   935         21,183
--------------------------------------------------------------------------------
                                                           2,751       $ 41,325
                                                                       ---------
                                                                       ---------
Imputed interest                                           (886)
----------------------------------------------------------------
Present value of minimum lease payments                   1,865
Less current maturities of capital lease obligations       (249)
----------------------------------------------------------------
Capital lease obligations, net of current maturities    $ 1,616
----------------------------------------------------------------
----------------------------------------------------------------

                              MERRILL CORPORATION                            21

--------------------------------------------------------------------------------
SIX - INCOME TAXES

Components of the provision for income taxes are as follows:

                                               For the Years Ended January 31,
                                               ---------------------------------
(In thousands)                                    1998         1997        1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Current
  Federal                                      $ 19,974    $ 17,758    $  9,203
  State                                           3,063       3,442       1,424
--------------------------------------------------------------------------------
                                                 23,037      21,200      10,627
Deferred                                         (2,592)     (6,555)     (2,583)
--------------------------------------------------------------------------------
Provision for income taxes                     $ 20,445    $ 14,645    $  8,044
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Temporary differences comprising the net deferred tax asset recognized in the accompanying Consolidated Balance Sheets are as follows:

                                                               As of January 31,
                                                             --------------------
(In thousands)                                                    1998      1997
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Depreciation and amortization                                  $ 2,126    $1,102
Deferred compensation                                            1,980     1,382
Allowance for doubtful accounts                                  1,349     2,676
Insurance reserves                                               1,130     1,001
Vacation                                                         1,085       653
Inventories                                                        958       300
Other, net                                                       1,405       327
---------------------------------------------------------------------------------
Net deferred tax asset                                          $10,033    $7,441
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Management expects that the Company will fully realize the benefits attributable to the net deferred tax asset at January 31, 1998. Accordingly, no valuation allowance has been recorded at January 31, 1998.

     Significant differences between income taxes on income for financial reporting purposes and income taxes calculated using the federal statutory tax rate are as follows:

                                                          As of January 31,
                                                     ---------------------------
(In thousands)                                          1998      1997     1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Provision for federal income taxes at
 statutory rate                                      $16,263   $11,369   $6,547
State income taxes, net of federal benefit             1,646     1,444      695
Non-deductible business meeting and
entertainment expenses                                 1,832     1,210      778
Other                                                    704       622       24
--------------------------------------------------------------------------------
                                                     $20,445   $14,645   $8,044
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


Consolidated federal income tax returns filed by the Company have been examined by the Internal Revenue Service through fiscal 1994. The Company's fiscal 1995 and 1996 federal and certain state income tax returns are presently under audit. Management believes any additional taxes which may ultimately result from these audits or any other state or local agencies' audits would not have a material adverse effect on the Company's consolidated financial position.

22                             1998 ANNUAL REPORT

--------------------------------------------------------------------------------
SEVEN - RETIREMENT PLAN

The Company has a defined contribution retirement plan covering substantially all employees. Contributions to the plan are based on 7% of eligible employee compensation. Costs charged to operations were $4,965,000, $3,860,000 and $3,620,000 for the years ended January 31, 1998, 1997 and 1996, respectively.

--------------------------------------------------------------------------------
EIGHT - SHAREHOLDERS' EQUITY

COMMON STOCK In August 1997, the Company's Board of Directors declared a 2-for-1 stock split of the Company's common stock in the form of a 100% stock dividend which was paid on October 15, 1997, to shareholders of record, on September 30, 1997. The Consolidated Statements of Changes in Shareholders' Equity and all share and per share amounts have been retroactively restated to reflect the stock split. Also, all information regarding shares outstanding, stock purchase agreements, stock options and stock grants has been retroactively restated to reflect the stock split.

     The classes, series, rights and preferences of the undesignated stock may be established by the Company's Board of Directors. No action with respect to such shares has been taken. During fiscal year 1997, the Company's Board of Directors approved the repurchase of up to 1,500,000 shares of the Company's common stock. Through January 31, 1998, 264,000 shares of common stock had been repurchased for approximately $3.1 million.

EARNINGS PER SHARE The denominator used to calculate diluted earnings per share includes the dilutive impact of 777,041, 325,271 and 280,576 stock options for the years ended January 31, 1998, 1997 and 1996, respectively.

STOCK PLANS Under Company-sponsored incentive and stock option plans, 5,806,000 shares of common stock were reserved for the granting of incentive awards to employees in the form of incentive stock options, nonstatutory stock options and restricted stock awards at exercise prices not less than 100% of the fair market value of the Company's common stock on the date of grant. As of January 31, 1998, stock options for 4,851,400 shares and 70,800 restricted stock awards had been granted under the plans, leaving 883,800 shares available for future grants.

     In May 1996, the shareholders of the Company approved the Company's 1996 Non-employee Director Plan (the Plan) whereby 400,000 shares of common stock were reserved for granting of non-statutory options and awarding of common stock as partial payment to non-employee directors who serve on the Company's Board of Directors. Non-statutory stock options issued under the Plan are granted at an exercise price not less than 100% of the fair market value of the Company's common stock on the date of grant. Compensation expense is recorded when common stock is awarded as partial payment for the director's annual retainer in an amount approximately equal to the fair market value of the Company's common stock on the date of grant. As of January 31, 1998, non-statutory options for 92,000 shares and 6,694 shares of common stock had been granted under the Plan, leaving 301,306 shares available for future grants.

     In addition to options granted under the plans above, the Company has granted non-qualified options to directors and consultants at prices equal to or exceeding market value at date of grant. Options granted under all Company-sponsored stock plans generally vest and expire over five to seven years.

                              MERRILL CORPORATION                            23

--------------------------------------------------------------------------------
EIGHT - SHAREHOLDERS' EQUITY, CONTINUED

A summary of selected information regarding all stock options for the three years ended January 31, 1998, is as follows:

                                                                  Weighted Average
                                    Number of    Exercise Price     Exercise Price
                                       Shares         Per Share          Per Share
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
Balance, January 31, 1995           1,971,928      $ 1.68-14.88        $    7.06
----------------------------------------------------------------------------------
  Granted                             609,000         8.13-9.25             8.22
  Exercised                          (556,600)        1.68-8.68             1.84
  Canceled                           (169,700)       8.68-14.88            10.05
----------------------------------------------------------------------------------
Balance, January 31, 1996           1,854,628        2.00-14.88             8.46
  Granted                           1,092,000        8.12-11.96             9.06
  Exercised                          (152,436)       3.68-10.38             6.85
  Canceled                           (106,364)       8.12-13.25             9.86
----------------------------------------------------------------------------------
Balance, January 31, 1997           2,687,828        2.00-14.88             8.74
  Granted                           1,129,200       11.19-22.75            13.95
  Exercised                          (759,400)       2.00-15.06             7.88
  Canceled                            (88,200)       8.13-10.00             8.86
----------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1998           2,969,428      $ 2.00-22.75        $   10.94
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

At January 31, 1998, the weighted average exercise price and remaining life of the stock options are as follows:

Range of exercise prices            $ 2.00-8.25   $ 8.69-13.50   $ 14.75-22.75         Total
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
Total options outstanding               896,500      1,694,928         378,000     2,969,428
Weighted average exercise price         $  7.88        $ 10.89         $ 18.38       $ 10.94
Weighted average remaining life       6.8 years      6.1 years       5.8 years     6.3 years
--------------------------------------------------------------------------------------------
Options exercisable                     163,200        233,328          36,000       432,528
Weighted average price of
exercisable options                     $  6.79        $ 11.39         $ 14.75       $  9.93
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

24                             1998 ANNUAL REPORT

--------------------------------------------------------------------------------
EIGHT - SHAREHOLDERS' EQUITY, CONTINUED

Had the Company used the fair value-based method of accounting for its incentive and stock option plans beginning on February 1, 1995, and charged compensation cost against income, over the vesting period, based on the fair value of options at the date of grant, net income and net income per share would have been reduced to the following pro forma amounts:

                                                For the Years Ended January 31,
                                              ----------------------------------
(In thousands except per share data)             1998         1997         1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NET INCOME
  As reported                                 $26,021      $17,839      $10,662
  Pro forma                                    24,541       17,223       10,444
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NET INCOME PER SHARE
  As reported - basic                         $  1.61      $  1.13      $   .69
  As reported - diluted                          1.54         1.11          .68
  Pro forma - basic                              1.52         1.09          .67
  Pro forma - diluted                            1.45         1.07          .66
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The pro forma information above includes only stock options granted in fiscal years 1996-1998. Pro forma compensation expense under the fair value-based method of accounting will increase in the future as additional stock option grants will be considered.

     The weighted average grant date fair value of options granted during fiscal years 1998, 1997 and 1996 was $6.68, $4.72 and $4.42, respectively. The weighted average grant date fair value of options was calculated by using the fair value of each option grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:

                                               For the Years Ended January 31,
                                              ---------------------------------
                                                 1998         1997         1996
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Risk free interest rate                         6.50%        6.87%        6.28%
Expected life                                 5 YEARS      6 years      6 years
Expected volatility                            43.52%       48.85%       49.26%
Expected dividend yield                         0.38%        0.68%        0.58%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                              MERRILL CORPORATION                            25

--------------------------------------------------------------------------------
NINE - QUARTERLY DATA (UNAUDITED)


The following is a summary of unaudited quarterly data for the years ended January 31, 1998 and 1997:

                                             First       Second       Third      Fourth
(In thousands except per share data)       Quarter      Quarter     Quarter      Quarter        Total
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
1998 Revenues                            $ 109,859    $ 115,601   $ 112,091    $ 121,965    $ 459,516
     Gross profit                           43,585       41,066      39,374       40,101      164,126
     Net income                              7,754        6,312       5,707        6,248       26,021
     Net income per share - basic              .49          .39         .35          .38         1.61
     Net income per share - diluted            .47          .38         .33          .36         1.54
     Dividends declared per share             .015         .015         .02          .02          .07
-----------------------------------------------------------------------------------------------------
1997 Revenues                            $  71,200    $  87,569   $  93,776    $ 101,224    $ 353,769
     Gross profit                           25,170       32,691      32,273       36,157      126,291
     Net income                              4,245        4,671       4,377        4,546       17,839
     Net income per share - basic              .27          .29         .28          .29         1.13
     Net income per share - diluted            .27          .29         .27          .28         1.11
     Dividends declared per share             .015         .015        .015         .015          .06
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

26                             1998 ANNUAL REPORT

SUMMARY OF OPERATING AND FINANCIAL DATA

                                                         For the Years Ended January 31,
(In thousands, except employee,    ---------------------------------------------------------------------
per share data and ratio)              1998        1997        1996        1995        1994        1993
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
OPERATING RESULTS
  Revenues                         $459,516    $353,769    $245,306    $236,878    $181,584    $147,716
  Costs and expenses                413,050     321,285     226,600     215,724     159,593     133,552
--------------------------------------------------------------------------------------------------------

  Income before provision
   for income taxes                  46,466      32,484      18,706      21,154      21,991      14,164
  Provision for income taxes         20,445      14,645       8,044       9,171       8,820       5,565
--------------------------------------------------------------------------------------------------------
  Net income                       $ 26,021    $ 17,839    $ 10,662    $ 11,983    $ 13,348    $  8,599
--------------------------------------------------------------------------------------------------------

PER COMMON SHARE
  Net income - basic               $   1.61    $   1.13    $    .69    $    .79    $    .90    $    .60
  Net income - diluted             $   1.54    $   1.11    $    .68    $    .76    $    .86    $    .57
  Cash dividends declared          $    .07    $    .06    $    .06    $    .06    $    .05
  Book value                       $   7.70    $   6.06    $   4.95    $   4.35    $   3.58    $   2.68
--------------------------------------------------------------------------------------------------------

FINANCIAL DATA/OTHER
Working capital                    $ 79,261    $ 69,220    $ 39,379    $ 31,523    $ 22,528    $ 24,650
Current ratio                           2.1         2.2         2.0         2.0         1.6         2.1
Total assets                       $246,479    $201,997    $125,521    $106,470    $100,123    $ 66,042
Shareholders' equity               $125,675    $ 96,160    $ 77,734    $ 66,061    $ 53,597    $ 39,330
Return on average
shareholders' equity                   23.5%       20.5%       14.8%       20.0%       28.7%       25.1%
Long-term obligations              $ 41,841    $ 42,729    $  6,454    $  7,522    $  8,656    $  2,138
Long-term obligations to
 capitalization                        25.0%       30.8%        7.7%       10.2%       13.9%        5.2%
Number of employees                   3,297       2,539       1,932       1,739       1,601       1,041
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

                              MERRILL CORPORATION                            27

REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of Merrill Corporation:

We have audited the accompanying consolidated balance sheets of Merrill Corporation and Subsidiaries as of January 31, 1998 and 1997, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merrill Corporation and Subsidiaries as of January 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.


                                       /s/ Coopers & Lybrand L.L.P.


                                       COOPERS & LYBRAND L.L.P.

St. Paul, Minnesota
March 30, 1998




28                             1998 ANNUAL REPORT