Form 10-K, Exhibit 13
period 1999-01-31
MERRILL CORP
filed 1999-05-03
CIK 790406

MANAGEMENT'S DISCUSSION AND ANALYSIS

  Certain statements in Management's Discussion and Analysis of Financial Condition and Results of Operations constitute FORWARD-LOOKING statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such FORWARD-LOOKING statements involve known and unknown risks, uncertainties or achievements of the Company which may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such FORWARD-LOOKING statements. These risks and uncertainties include, but are not limited to, the effect of economic and financial market conditions, government public reporting regulations, paper costs, the integration and performance of recent acquisitions and Year 2000 readiness.

RESULTS OF OPERATIONS

  The following table sets forth, for the years indicated, the percentage relationship to revenue of certain items in the Company's consolidated statements of operations and the percentage changes in the dollar amounts of such items in comparison to the prior years.

                                                                 For the Years Ended January 31,
                                                      ---------------------------------------------------------
                                                                                          % Increase (Decrease)
                                                                                          ---------------------
                                                           Percentage of Revenue            1999        1998
                                                      -------------------------------        VS.         vs.
                                                        1999        1998        1997        1998        1997
----------------------------------------------------------------------------------------------------------------
Revenue

Specialty Communication Services:
  Financial                                             36.5%       38.2%       40.6%          6%         22%
  Corporate                                             31.4        31.6        27.6          11          49
  Commercial and other                                  19.7        18.5        20.6          18          17
----------------------------------------------------------------------------------------------------------------
                                                        87.6        88.3        88.8          10          29
Document Services:
  Document management services                          12.4        11.7        11.2          17          35
----------------------------------------------------------------------------------------------------------------
                                                       100.0       100.0       100.0          11          30

Cost of revenue                                         64.9%       64.3%       64.3%         12%         30%
Gross profit                                            35.1        35.7        35.7           9          30
Selling, general and administrative expenses            25.1        24.8        25.4          12          27
Operating income                                        10.0        10.9        10.3           3          37
Interest expense                                        (0.8)       (0.9)       (1.2)         (8)          5
Other income, net                                        0.2         0.1         0.1         (49)        217
Income before provision for income taxes                 9.4        10.1         9.2           3          43
Provision for income taxes                               4.2         4.4         4.1           4          40
Net income                                               5.2         5.7         5.1           2          46
----------------------------------------------------------------------------------------------------------------

  BUSINESS Merrill Corporation is a diversified electronic and paper document management company. During 1999, the Company adopted Statement of Financial Standards No. 131. As a result, the Company defined its reportable segments and changed the information it reports about its operating segments. Operating segment information for prior years has been restated to conform to the 1999 presentation. Following the new standard, the Company's operating segments have been aggregated into two reportable segments: Specialty Communication Services and Document Services. Under Specialty Communication Services, we include three business units: Financial Document Services, Investment Company Services and Managed Communications Programs. Revenue generated by these

16                                                           MERRILL CORPORATION
three business units is categorized as financial, corporate
and commercial and other. Document Management Services is the sole business reported in the Document Services segment.
Revenue generated by this business unit is categorized as
document management services. All accounting policies of the reportable segments are consistent with generally accepted
accounting principles and the accounting policies of the
Company described in Note One of the notes to consolidated
financial statements.  Additional information about the         1999 REVENUE
Company's reportable segments is included in Note Nine           BY CATEGORY
of the notes to consolidated financial statements.                  [GRAPH]

  The financial revenue category generally reflects the level of transactional activity in the capital markets. The financial revenue category encompasses many types of transactions, and some types of transactions tend to increase when others are out of favor. However, a prolonged reduction in the overall level of financial transactions could be expected to have a negative impact on this category. The corporate revenue category encompasses required regulatory compliance and mutual fund documentation and other repetitive work and is typically not significantly affected by capital market fluctuations. The commercial and other revenue category tends to follow general economic trends.

  Document management services revenue category tends to follow general economic trends.

  FISCAL YEAR 1999 VS. FISCAL YEAR 1998 Overall revenue for fiscal year 1999 increased 11 percent over the previous year. Revenue in the Specialty Communication Services segment increased 10 percent over the previous year. The financial revenue category increased six percent compared to the prior year. This increase was driven by strong mergers and acquisition activity in the first six months of fiscal year 1999. The financial revenue category declined in the second half of the fiscal year by 15 percent as a result of the Fall market volatility. International revenue, which is included in the financial revenue category, represented less than 10 percent of consolidated revenue and increased over fiscal year 1998 revenue. Management does not anticipate significant fluctuations in the relative percentage of international revenue during fiscal year 2000. The corporate revenue category increased 11 percent compared to fiscal year 1998. This increase is attributed mainly to strong growth in Investment Company Services products and continued solid demand for corporate compliance business. The commercial and other revenue category realized revenue growth of 18 percent over fiscal year 1998. The growth is primarily the result of our Managed Communications Programs business.

  Document Services segment revenue grew 17 percent in fiscal year 1999. Ten percent of the growth was a result of the acquisition of Executech and affiliated World Wide Scan Services in June 1998. Document Service Centers, which totaled 80 at January 31, 1999, contributed revenue growth of seven percent on a same-site comparison.

  Fiscal year 1999 gross profit of approximately 35 percent declined slightly from fiscal year 1998. Strong margins were maintained despite the significant slowdown in financial transaction activity in the second half of the fiscal year. A significant portion of our cost structure is fixed; thus, management implemented cost control measures in the second half of the fiscal year to offset the lower production activity.

  Selling, general and administrative expenses increased in both dollar terms and percentage of revenue. The increase in these expenses in fiscal year 1999 was principally a result of our continued expansion of the Company's sales and marketing activities and provisions for losses on trade receivables.

  Average short-term borrowings under the Company's line of credit arrangement were approximately $4.3 million, $4.7 million and $30.1 million in fiscal years 1999, 1998 and 1997, respectively.

  Interest expense for fiscal year 1999 declined slightly compared to fiscal year 1998, which reflects stable interest rates and a slight reduction in overall amounts borrowed during fiscal year 1999.

  The effective income tax rate for fiscal year 1999 was 44.5 percent compared to 44 percent for fiscal year 1998. The effective rates were higher than the statutory federal income tax rate primarily because of state income taxes and the impact of increased non-deductible business entertainment expenses incurred in conjunction with the financial and corporate revenue category activity previously discussed. The effective income tax rate in future years is expected to approximate 44.5 percent.

1999 ANNUAL REPORT                                                            17

  FISCAL YEAR 1998 VS. FISCAL YEAR 1997 Overall revenue for fiscal year 1998 increased 30 percent over the previous year. Revenue in the Specialty Communication Services segment increased 29 percent over the previous year. The financial revenue category increased 22 percent compared to 1997. This increase was driven by continued strong mergers and acquisition activity in financial markets throughout fiscal year 1998. The increase was also driven by the results of the Corporate Printing Company (CPC) business acquired in April 1996. International revenue, which is included in the financial revenue category, represented less than 10 percent of consolidated revenue and increased over fiscal year 1997 revenue. The corporate revenue category increased 49 percent when compared to fiscal year 1997. This increase is attributed to strong corporate compliance business, continued solid demand for EDGAR services and strong growth in Investment Company Services products. The commercial and other revenue category experienced a 17 percent increase in revenue over fiscal year 1997. The growth is primarily the result of our Managed Communications Programs.

  Document Services segment revenue grew 35 percent in fiscal year 1998, reflecting continued growth in the number of Document Service Centers, which totaled 76 at January 31, 1998. This resulted from internal growth and the acquisition of selected assets of Total Management Support Services.

  Fiscal year 1998 gross profit of approximately 36 percent remained level with fiscal year 1997. Continued strong margins in both financial and corporate revenue category activity along with high production utilization allowed us to maintain the same margins.

  Selling, general and administrative expenses increased, but as a percent of revenue, declined slightly in the last year. The increase in these expenses in fiscal year 1998 was principally a result of our continued expansion of sales and marketing activities and provisions for incentive compensation.

  Average short-term borrowings under the Company's line of credit arrangement were approximately $4.7 million, $30.1 million and $2.2 million in fiscal years 1998, 1997 and 1996, respectively. The significant decrease in the average short-term borrowings in fiscal year 1998 resulted from the issuance of $35 million in unsecured senior notes in October 1996.

  Interest expense for fiscal year 1998 remained relatively consistent compared to fiscal year 1997, which reflects stable interest rates and consistent overall amounts borrowed during the time periods.

  The effective income tax rate for fiscal year 1998 was 44 percent compared to 45 percent for fiscal year 1997. The effective rates were higher than the statutory federal rate primarily because of state income taxes and the impact of increased non-deductible business entertainment expenses incurred in conjunction with the additional financial and corporate revenue category activity previously discussed.

  IMPACT OF INFLATION The Company does not believe that inflation has had a significant impact on the results of its operations.

  LIQUIDITY AND CAPITAL RESOURCES The Company continued to strengthen its financial position during fiscal year 1999. Working capital at January 31, 1999, increased to $81.6 million from $79.3 million a year ago. Our current ratio remained consistent at 2.1:1 in fiscal year 1999 when compared to fiscal year 1998. Working capital increased primarily from higher cash balances, reflecting strong collection of trade receivables during the entire year. Trade accounts receivable decreased as a result of the strong cash collections and the reduction in the financial transaction activity. Work-in-process inventories decreased at January 31, 1999, reflecting the downturn in financial transaction activity in the fourth quarter and improved inventory turns. Cash and cash equivalents increased to $23.5 million with no borrowings under the Company's line of credit at January 31, 1999. Long-term obligations to total capitalization was 21.9 percent at January 31, 1999, compared to 25.0 percent a year ago.

  Cash provided by operating activities was $55.8 million in fiscal year
1999, compared to $30.9 million in fiscal year 1998 and $8.5 million in fiscal year 1997. Operating cash flows for fiscal year 1999 included strong earnings performance and a decrease in accounts receivable and work-in-process

18                                                           MERRILL CORPORATION
inventories offset by decreases in accounts payable and accrued expenses. Operating cash flows for fiscal year 1998 included strong earnings performance, a decrease in work-in-process inventories and an increase in accounts payable and accrued expenses offset by an increase in accounts receivable.

  Net cash used in investing activities was $23.1 million in fiscal year 1999, compared to $30.1 million in fiscal year 1998 and $35.8 million in fiscal year 1997. Capital expenditures were $16.5 million, $17.1 million and $9.2 million for the years ended January 31, 1999, 1998 and 1997, respectively. Capital expenditures in each fiscal year were principally for reprographic and computer based production equipment and for leasehold improvements. Cash used for businesses acquired included Executech in fiscal year 1999, Superstar Computing, Total Management Support Services and The Corporate Printing Company in fiscal year 1998 and The Corporate Printing Company and FMC Resource Management Corporation in fiscal year 1997.

  Net cash used in financing activities was $11.8 million in fiscal year 1999 compared to $3.4 million in fiscal year 1998. Net cash used in these fiscal years was primarily a result of repurchases of common stock offset by stock option exercises and repayment of borrowings under the Company's line of credit. Fiscal year 1997 cash provided by financing activities of $20.4 million was primarily a result of the issuance of long-term debt offset by payments on long-term debt and capital lease obligations.

  The Company repurchased 734,000 shares of its common stock for approximately $12.8 million in fiscal year 1999. A cumulative total of 998,000 shares have been repurchased for approximately $15.9 million under the 1,500,000 share repurchase program authorized by the Board of Directors in fiscal year 1997.

  The Company expects capital expenditures in fiscal year 2000 to range from $25 million to $30 million for computer and production equipment and facility expansion and remodeling. Approximately $2 million of this amount is committed at this time.

  The Company has historically been working-capital intensive, but in recent years has increased its needs for technology and production equipment. The Company generally has been able to generate sufficient cash from operations to fund its capital needs.

  At January 31, 1999, the Company's principal internal sources of liquidity were cash and cash equivalents and cash flow provided by operating activities. The Company has available an unsecured bank line of credit expiring on November 29, 1999. The amount available was increased from $40 million to $70 million subsequent to January 31, 1999. Management anticipates that these sources will satisfy its needs for fiscal year 2000.

  YEAR 2000 READINESS Many older computer software programs refer to years in terms of their final two digits only. Such programs may interpret the year 2000 to mean the year 1900 instead. If not corrected, those programs could cause date-related transaction failures. Merrill Corporation has a Year 2000 project underway that addresses our internal business systems including software, hardware and firmware as well as external business partners, supply chains and customers. Our plan includes the following steps:

  ASSESSMENT. We have identified and prioritized systems and individual components of systems that contain potentially date-sensitive computer codes.

  REMEDIATION. We are making decisions on how to make systems and processes Year 2000-ready, then proceeding to make the necessary changes.

  THIRD-PARTY VENDORS. We have surveyed for Year 2000 readiness by material third-party vendors, including external providers of software and hardware products, as well as print producers.

  CONFIGURATION MANAGEMENT. We have tracked source code components of an application and changes to the components to manage the remediation process.

  VALIDATION/TESTING. We have substantially completed testing of data and have reviewed results to determine that errors were not introduced during the conversion process.

1999 ANNUAL REPORT                                                            19

  CONTINGENCY PLANNING. We are formulating contingency plans that address the continuum from minor administrative interruptions to failure of mission critical processes to include alternate material and services suppliers where applicable.

  Our project plan includes initial testing and remediation which was begun last year and continued into the fourth quarter of the fiscal year ended January 31, 1999 (fiscal 1999). The Company completed the surveying of key suppliers in the fourth quarter of fiscal 1999. The Company is currently in the process of developing contingency plans, as necessary, with the initial draft to be completed July 31, 1999.

  We plan to have Merrill's mission-critical internal systems and electronic data links ready by July 31, 1999, and resolve any supplier problems. We have surveyed our major utility companies and have received most response statements. We are in the process of analyzing those statements and following up, where needed, for clarity.

  A master project plan has been developed and a Steering Committee, chartered by the Board of Directors, meets regularly to monitor the plan and address issues. The project has progressed through the system assessment stage into the remediation stage where programming changes are being made to major business and production systems. The Company believes that the project is currently on schedule.

  The Company estimates that the total cost to identify and remediate Year 2000 problems is approximately $3.0 million. Approximately $1.1 million of these costs have been incurred as of January 31, 1999. These costs are expensed as incurred. These costs are primarily consultant and payroll-related costs for the Company's information technology group and some computer hardware and software package upgrade purchase costs. Such costs do not include normal system upgrades and replacements.

  Detailed system-by-system status for major systems is available on our web site HTTP://WWW.MERRILLCORP.COM for those interested parties.

  We, of course, do not have control over many Year 2000 problems. The nature of our society and the interconnected systems of government agencies, utilities, businesses and even individuals can affect our ability to provide goods and services to our customers, and by extension could also affect our financial position. We are making every effort to evaluate, correct and test potential problem areas, but ultimately, the resolutions of Year 2000 questions by other entities in our network of relationships could influence us significantly.

QUARTERLY STOCK PRICE INFORMATION

  Merrill Corporation shares are traded on the Nasdaq Stock Market under the symbol MRLL. The table below sets forth the range of high and low sales prices per share as reported by the Nasdaq Stock Market. These prices do not include adjustments for retail markups, markdowns or commissions. There were approximately 2,100 shareholders of record and non-objecting beneficial owners of the Company's common stock at the close of trading on April 15, 1999. The Company paid annualized cash dividends of $.08 per share in fiscal year 1999 and $.07 per share in fiscal year 1998. Total cash dividends approximated $1.3 million and $1.1 million in fiscal years 1999 and 1998, respectively.


                            First       Second         Third      Fourth
Stock Price Per Share     Quarter      Quarter       Quarter     Quarter
------------------------------------------------------------------------
FY 1999 High              23 9/16      24 3/4        23 7/8      19 1/2
        Low               18           20            12 1/16     12 3/4
FY 1998 High              14           20 5/16       24 1/4      24
        Low               10 1/4       11 5/8        17 1/8      18 5/32

20                                                           MERRILL CORPORATION

CONSOLIDATED BALANCE SHEETS

                                                                            As of January 31,
                                                                     ---------------------------
(In thousands, except share data)                                         1999              1998
------------------------------------------------------------------------------------------------
ASSETS
Current assets

  Cash and cash equivalents                                           $ 23,477          $  2,531
  Trade receivables, less allowance for doubtful accounts
  of $8,126 and $6,992, respectively                                   102,365           116,721

  Work-in-process inventories                                           12,639            13,686
  Other inventories                                                      7,559             7,112
  Other current assets                                                  12,253            10,290
------------------------------------------------------------------------------------------------
    Total current assets                                               158,293           150,340
Property, plant and equipment, net                                      44,935            41,045
Goodwill, net                                                           49,744            44,437
Other assets                                                            12,973            10,657
------------------------------------------------------------------------------------------------
    Total assets                                                      $265,945          $246,479
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt                                $  2,210          $    655
  Current maturities of capital lease obligations                          236               249
  Accounts payable                                                      29,640            29,142
  Accrued expenses                                                      44,642            41,033
------------------------------------------------------------------------------------------------
    Total current liabilities                                           76,728            71,079
Long-term debt, net of current maturities                               38,110            40,225
Capital lease obligations, net of current maturities                     1,375             1,616
Other liabilities                                                        8,581             7,884
------------------------------------------------------------------------------------------------
    Total liabilities                                                  124,794           120,804
------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 3 and 5)
Shareholders' equity
  Common stock, $.01 par value: 25,000,000 shares authorized;
  15,823,155 and 16,315,136 shares, respectively, issued
  and outstanding                                                          158               163
  Undesignated stock: 500,000 shares authorized; no shares issued
  Additional paid-in capital                                            12,722            22,401
  Retained earnings                                                    128,271           103,111
------------------------------------------------------------------------------------------------
  Total shareholders' equity                                           141,151           125,675
------------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                          $265,945          $246,479
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

1999 ANNUAL REPORT                                                            21

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             For the Years Ended January 31,
                                                  ----------------------------------------------
(In thousands, except share and per share data)          1999             1998              1997
------------------------------------------------------------------------------------------------
Revenue                                           $   509,543      $   459,516       $   353,769
Cost of revenue                                       330,632          295,390           227,478
------------------------------------------------------------------------------------------------
  Gross profit                                        178,911          164,126           126,291
Selling, general and administrative expenses          127,705          114,174            89,946
------------------------------------------------------------------------------------------------
  Operating income                                     51,206           49,952            36,345
Interest expense                                       (3,961)          (4,321)           (4,124)
Other income, net                                         426              835               263
------------------------------------------------------------------------------------------------
  Income before provision for income taxes             47,671           46,466            32,484
Provision for income taxes                             21,214           20,445            14,645
------------------------------------------------------------------------------------------------
Net income                                        $    26,457      $    26,021       $    17,839
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Net income per share:
  Basic                                           $      1.63      $      1.61       $      1.13
  Diluted                                         $      1.55      $      1.54       $     1.11
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding:
  Basic                                            16,253,148       16,129,341        15,792,161
  Diluted                                          17,020,673       16,906,382        16,117,432
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

22                                                           MERRILL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               For the Years Ended January 31,
                                                                     ----------------------------------------------
(In thousands)                                                            1999              1998               1997
-------------------------------------------------------------------------------------------------------------------
Operating activities
  Net income                                                         $  26,457        $   26,021         $   17,839
  Adjustments to reconcile net income to net
  cash provided by operating activities
     Depreciation and amortization                                      13,066            11,147             10,825
     Amortization of intangible assets                                   4,573             4,286              2,581
     Writedown of goodwill                                               1,180
     Provision for losses on trade receivables                           3,273             2,064              2,861
     Provision for unbillable inventories                                   67            (1,063)             2,678
     Deferred income taxes                                              (3,518)           (2,592)            (6,555)
     Change in deferred compensation                                     1,807             1,285                401
     Changes in operating assets and liabilities,
     net of effects from business acquisitions

       Trade receivables                                                11,796           (36,706)           (18,499)
       Work-in-process inventories                                         865            12,082            (11,667)
       Other inventories                                                  (333)           (1,667)               583
       Other current assets                                              1,301            (1,798)            (1,718)
       Accounts payable                                                   (348)            7,336             (3,720)
       Accrued expenses                                                 (3,267)           11,537             11,365
       Income taxes                                                     (1,109)           (1,059)             1,530
-------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                      55,810            30,873              8,504
-------------------------------------------------------------------------------------------------------------------
Investing activities
  Purchase of property, plant and equipment                            (16,479)          (17,069)            (9,216)
  Business acquisitions, net of cash acquired                           (4,039)          (13,179)           (26,010)
  Other investing activities, net                                       (2,551)              137               (564)
-------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                         (23,069)          (30,111)           (35,790)
-------------------------------------------------------------------------------------------------------------------
Financing activities
  Borrowings on notes payable to banks                                  86,600           104,275            139,050
  Repayments on notes payable to banks                                 (86,600)         (110,225)          (139,100)
  Proceeds from issuance of long-term debt                                                                   35,000
  Principal payments on long-term debt and
  capital lease obligations                                               (814)             (936)           (15,164)
  Repurchase of common stock                                           (12,813)           (3,065)
  Dividends paid                                                        (1,297)           (1,133)              (948)
  Exercise of stock options                                              2,149             5,417              1,045
  Tax benefit realized upon exercise of stock options                      884             2,192                328
  Other equity transactions, net                                            96                83                162
-------------------------------------------------------------------------------------------------------------------
        Net cash (used in) provided
        by financing activities                                        (11,795)           (3,392)            20,373
-------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                        20,946            (2,630)            (6,913)
Cash and cash equivalents, beginning of year                             2,531             5,161             12,074
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                               $  23,477        $    2,531         $    5,161
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Supplemental cash flow disclosures
  Income taxes paid                                                  $  24,724        $   22,000         $   19,253
  Interest paid                                                          3,599             3,757              2,866
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

1999 ANNUAL REPORT                                                            23

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                           For the Years Ended January 31, 1999, 1998 and 1997
                                                      -------------------------------------------------------------
                                                                    Additional
                                                      Common           Paid-in          Retained
(In thousands, except per share data)                  Stock           Capital          Earnings              Total
-------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1996                              $ 157          $ 16,245          $ 61,332           $ 77,734

Exercise of stock options                                  2             1,043                                1,045

Tax benefit realized upon
exercise of stock options                                                  328                                  328

Other                                                                      162                                  162

Cash dividends ($.06 per share)                                                             (948)              (948)

Net income                                                                                17,839             17,839
-------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1997                              $ 159          $ 17,778          $ 78,223           $ 96,160
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Exercise of stock options                                  7             5,410                                5,417

Tax benefit realized upon
exercise of stock options                                                2,192                                2,192

Repurchase of common stock                                (3)           (3,062)                              (3,065)

Other                                                                                         83                 83

Cash dividends ($.07 per share)                                                           (1,133)            (1,133)

Net income                                                                                26,021             26,021
-------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1998                              $ 163          $ 22,401          $103,111           $125,675
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Exercise of stock options                                  2             2,147                                2,149

Tax benefit realized upon
exercise of stock options                                                  884                                  884

Repurchase of common stock                                (7)          (12,806)                             (12,813)

Other                                                                       96                                   96

Cash dividends ($.08 per share)                                                           (1,297)            (1,297)

Net income                                                                                26,457             26,457
-------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1999                              $ 158          $ 12,722          $128,271           $141,151
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

24                                                           MERRILL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ONE - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF BUSINESS The Company provides paper and electronic document services consisting of creative design, typesetting, printing, reproduction, distribution, data and information services to financial, legal, investment company, real estate and corporate clients worldwide.

  USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the allowances for doubtful accounts and unbillable inventories.

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

  NET INCOME PER SHARE The Company has disclosed basic and diluted net income per share for all periods presented in accordance with the Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." The dilutive effect on net income per share resulted from the assumed exercise of dilutive stock options outstanding under the Company's stock option plans.

1999 ANNUAL REPORT                                                            25

  STOCK-BASED COMPENSATION The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation costs for stock options granted to employees are measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Such compensation costs, if any, are amortized on a straight-line basis over the underlying option vesting terms. The Company accounts for stock-based compensation to non-employees using the fair value method prescribed by SFAS No. 123, "Accounting for Stock Based Compensation." Compensation costs for stock options granted to non-employees are based on fair value of the option at the date of grant.

  BUSINESS SEGMENTS Effective January 31, 1999, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which requires the Company to report information about its operating segments according to the management approach for determining reportable segments. This approach is based on the way management organizes segments within a company for making operating decisions and assessing performance. Segment results have been reported for all periods presented and are described in Note Nine.

TWO - SELECTED FINANCIAL STATEMENT DATA

                                                                             As of January 31,
                                                                      --------------------------
(In thousands)                                                            1999              1998
------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET
  Land                                                                $  1,951          $  1,951
  Buildings                                                             12,111            11,965
  Equipment                                                             63,068            54,929
  Furniture and fixtures                                                14,157            11,057
  Leasehold improvements                                                18,664            10,479
  Construction in progress                                               1,090             5,609
------------------------------------------------------------------------------------------------
                                                                       111,041            95,990
  Less accumulated depreciation and amortization                       (66,106)          (54,945)
------------------------------------------------------------------------------------------------
                                                                      $ 44,935          $ 41,045
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

GOODWILL, NET
  Goodwill                                                            $ 63,462          $ 52,913
  Less accumulated amortization                                        (13,718)           (8,476)
------------------------------------------------------------------------------------------------
                                                                      $ 49,744          $ 44,437
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

ACCRUED EXPENSES
  Commissions and compensation                                        $ 22,089          $ 25,003
  Retirement plan                                                        3,970             4,965
  Purchase price consideration                                           7,734               800
  Other                                                                 10,849            10,265
------------------------------------------------------------------------------------------------
                                                                      $ 44,642          $ 41,033
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

26                                                           MERRILL CORPORATION

THREE - BUSINESS ACQUISITIONS

  On April 15, 1996, the Company purchased substantially all of the operating assets and assumed certain liabilities of The Corporate Printing Company, Inc. and Affiliated Group (CPC) for approximately $22.6 million in cash. The Company did not purchase any assets relating to CPC's pressroom and shipping businesses. The purchase price was subsequently reduced by approximately $1.7 million in accordance with terms of the purchase agreement. In accordance with the agreement, additional contingent purchase consideration of $8 million was paid in August 1997. The Company also entered into a five-year non-compete agreement with CPC's principal shareholder that requires payments totaling $3.4 million through April 15, 2001. The principal shareholder is also entitled to an additional $500,000 annually through March 31, 2001, as the Company maintained certain business of a specified customer. The acquisition has been accounted for as a purchase.

  On March 28, 1996, the Company purchased all of the outstanding common stock of FMC Resource Management Corporation for $5.4 million in cash and promissory notes for $2.0 million. The agreement calls for additional contingent consideration, not to exceed $4 million, based on annual gross profits of the acquired business through January 31, 2001, as defined in the agreement. Contingent consideration recorded through January 31, 1999, was $2.4 million. The acquisition has been accounted for as a purchase.

  Results of the acquired companies' operations have been included in the Consolidated Statements of Operations from their respective dates of acquisitions. Pro forma (unaudited) results of the Company for the year ended January 31, 1997, as if the acquisitions had been effective at February 1, 1995, are as follows:

                                                For the Year Ended January 31,
                                                ------------------------------
(In thousands, except per share data)                                     1997
------------------------------------------------------------------------------
Revenue                                                               $376,647
Net income                                                              17,047
Net income per share - diluted                                            1.05
------------------------------------------------------------------------------
------------------------------------------------------------------------------

  During fiscal year 1999, the Company completed the acquisition of substantially all of the operating assets and liabilities of Executech, Inc. and an affiliated company, World Wide Scan Services, LLC for $3.2 million in cash. The agreement calls for additional consideration totalling approximately $10.0 million through fiscal year 2003. The acquisition has been accounted for as a purchase and is not significant to the financial position or results of operations of the Company.

1999 ANNUAL REPORT                                                            27

FOUR - FINANCING ARRANGEMENTS

  BANK FINANCING The Company has a revolving credit agreement with a group of banks that provides for an unsecured bank line of credit which expires on November 29, 1999. Subsequent to January 31, 1999, the agreement was amended to increase the amount available for borrowing from $40 million to $70 million. There were no borrowings outstanding under this agreement at January 31, 1999 and 1998. Under the agreement, the Company has the option to borrow at the Agent's reference rate, at 1.0% above the London Interbank Offered Rate (LIBOR) or at 1.0% above a certificate of deposit-based rate, and is required to pay quarterly commitment fees of 0.25% on the unused portion of the line of credit. The weighted average interest rates on borrowings on the line of credit were 8.44%, 8.26% and 7.39% for the years ended 1999, 1998 and 1997, respectively. The revolving credit agreement includes various covenants, including the maintenance of minimum tangible net worth and limitations on the amounts of certain transactions, including payment of dividends.

  LONG-TERM DEBT  Long-term debt consisted of the following:

                                                                                              As of January 31,
                                                                                        ---------------------------
(In thousands)                                                                              1999               1998
-------------------------------------------------------------------------------------------------------------------
Unsecured senior notes, bearing interest at 7.463%, with semi-annual interest only payments through October 2000, at which time annual principal and semi-annual interest payments are due through
  October 2006. The notes have various covenants, including the maintenance of certain financial ratios and limitations on the
  amount of certain transactions including the payment of dividends.                     $35,000            $35,000

Industrial development bonds, due in annual installments, including interest ranging from 4.2% to 5.5%, over the life of the bonds with the remaining unpaid balance due on August 1, 2010; collateralized by land, building and equipment with a carrying value of $4,712
  at January 31, 1999.                                                                     3,320              3,380

Unsecured promissory notes payable due in March 1999. The notes bear interest at LIBOR plus 1.0%, adjustable and payable annually. The interest rate at January 31, 1999 and 1998 was 6.8125% and 7.281%,
  respectively.                                                                            2,000              2,000

Unsecured promissory note payable in equal annual installments of $500
  on December 31 through 1998.                                                                                  500
-------------------------------------------------------------------------------------------------------------------
                                                                                          40,320             40,880
Less current maturities of long-term debt                                                 (2,210)              (655)
-------------------------------------------------------------------------------------------------------------------
                                                                                         $38,110            $40,225
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

The aggregate maturities of long-term debt are as follows:

(In thousands)
-------------------------------------------------------------------------------------------------------------------
2000                                                                                                        $ 2,210
2001                                                                                                          5,220
2002                                                                                                          5,230
2003                                                                                                          5,240
2004                                                                                                          5,250
Thereafter                                                                                                   17,170
-------------------------------------------------------------------------------------------------------------------
                                                                                                            $40,320
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

  Based on quoted market prices for similar issues, the fair value of long-term debt approximated its carrying value at January 31, 1999 and 1998.

28                                                           MERRILL CORPORATION

FIVE - LEASES

  The Company leases an office and production facility and the associated land and equipment under capital leases that terminate at various dates through November 30, 2005. Certain leases contain bargain purchase options. A summary of the Company's property under capital leases, which is classified as property, plant and equipment, is as follows:

                                                          As of January 31,
                                                    ---------------------------
(In thousands)                                          1999              1998
-------------------------------------------------------------------------------
Land                                                 $   333           $   333
Building                                               2,439             2,439
Equipment                                                389               594
Less accumulated amortization                         (1,334)           (1,366)
-------------------------------------------------------------------------------
                                                     $ 1,827           $ 2,000
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  The Company also leases office space and equipment under noncancelable operating leases which expire at various dates through October 31, 2014. Rental expense charged to operations was $9.0 million, $8.0 million and $6.0 million for the years ended January 31, 1999, 1998 and 1997, respectively.

  Future minimum rental commitments under noncancelable leases at January 31, 1999, are as follows:

                                                          Capital   Operating
(In thousands)                                             Leases       Leases
------------------------------------------------------------------------------
2000                                                       $  392      $ 6,697
2001                                                          330        5,737
2002                                                          330        4,645
2003                                                          330        4,349
2004                                                          330        3,751
Thereafter                                                    605       16,317
------------------------------------------------------------------------------
                                                            2,317      $41,496
                                                                       -------
Imputed interest                                             (706)
------------------------------------------------------------------
Present value of minimum lease payments                     1,611

Less current maturities of capital lease obligations         (236)
------------------------------------------------------------------
Capital lease obligations, net of current maturities       $1,375
------------------------------------------------------------------
------------------------------------------------------------------

1999 ANNUAL REPORT                                                            29

SIX - INCOME TAXES

  Components of the provision for income taxes are as follows:

                                             For the Years Ended January 31,
                                          ------------------------------------
(In thousands)                                1999           1998         1997
------------------------------------------------------------------------------
Current
  Federal                                  $21,204        $19,974      $17,758
  State                                      3,528          3,063        3,442
------------------------------------------------------------------------------
                                            24,732         23,037       21,200
Deferred                                    (3,518)        (2,592)      (6,555)
------------------------------------------------------------------------------
Provision for income taxes                 $21,214        $20,445      $14,645
------------------------------------------------------------------------------
------------------------------------------------------------------------------

  Temporary differences comprising the net deferred tax asset recognized in the accompanying Consolidated Balance Sheets are as follows:

                                                           As of January 31,
                                                        -----------------------
(In thousands)                                               1999         1998
-------------------------------------------------------------------------------
Deferred compensation                                     $ 3,997      $ 1,980
Property, plant and equipment                               2,359        2,126
Insurance reserves                                          1,406        1,130
Vacation accrual                                            1,228        1,085
Allowance for doubtful accounts                             1,188        1,349
Goodwill amortization                                       1,131          433
Inventories                                                 1,038          958
Other, net                                                  1,204          972
-------------------------------------------------------------------------------
Net deferred tax asset                                    $13,551      $10,033
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  Management expects that the Company will fully realize the benefits attributable to the net deferred tax asset at January 31, 1999. Accordingly, no valuation allowance has been recorded at January 31, 1999.

  Significant differences between income taxes on income for financial reporting purposes and income taxes calculated using the federal statutory tax rate are as follows:

                                                                     As of January 31,
                                                         ---------------------------------------
(In thousands)                                               1999         1998              1997
------------------------------------------------------------------------------------------------
Provision for federal income taxes at statutory rate      $16,684      $16,263           $11,369

State income taxes, net of federal benefit                  1,967        1,646             1,444

Non-deductible business meeting and
entertainment expenses                                      2,003        1,832             1,210

Other                                                         560          704               622
------------------------------------------------------------------------------------------------
                                                          $21,214      $20,445           $14,645
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

  Consolidated federal income tax returns filed by the Company have been examined by the Internal Revenue Service through fiscal 1994. The Company's fiscal 1995, 1996 and 1997 federal and certain state income tax returns are presently under audit. Management believes any additional taxes which may ultimately result from these audits or any other state or local agencies' audits would not have a material adverse effect on the Company's consolidated financial position or results of operations.

30                                                           MERRILL CORPORATION

SEVEN - RETIREMENT PLAN

  On February 1, 1998, the Company combined its defined contribution retirement plan and its 401(k) incentive savings plan. Under the new plan, Company contributions are based on 4% of eligible employee compensation and 100% matching contributions up to a maximum of the first 3% of a participant's 401(k) contribution. Substantially all employees of the Company are covered by the new plan. Related costs of all retirement plans charged to operations were $6.1 million, $5.1 million and $4.0 million for the years ended January 31, 1999, 1998 and 1997, respectively.


EIGHT - SHAREHOLDERS' EQUITY

 COMMON STOCK In August 1997, the Company's Board of Directors declared a 2-for-1 stock split of the Company's common stock in the form of a 100% stock dividend which was paid on October 15, 1997, to shareholders of record on September 30, 1997. The Consolidated Statements of Changes in Shareholders' Equity and all share and per share amounts have been retroactively restated to reflect the stock split. Also, all information regarding shares outstanding, stock purchase agreements, stock options and stock grants has been retroactively restated to reflect the stock split.

  The classes, series, rights and preferences of the undesignated stock may be established by the Company's Board of Directors. No action with respect to such shares has been taken. During fiscal year 1997, the Company's Board of Directors approved the repurchase of up to 1,500,000 shares of the Company's common stock. In fiscal year 1999, the Company repurchased 734,000 shares of common stock for approximately $12.8 million. Through January 31, 1999, 998,000 shares of common stock had been repurchased for approximately $15.9 million.

  EARNINGS PER SHARE The denominator used to calculate diluted earnings per share includes the dilutive impact of 767,525, 777,041 and 325,271 stock options for the years ended January 31, 1999, 1998 and 1997, respectively.

  STOCK PLANS Under Company-sponsored incentive and stock option plans, 6,506,000 shares of common stock were reserved for the granting of incentive awards to employees in the form of incentive stock options, nonstatutory stock options and restricted stock awards at exercise prices not less than 100% of the fair market value of the Company's common stock on the date of grant. As of January 31, 1999, stock options for 5,342,300 shares and 70,800 restricted stock awards had been granted under the plans, leaving 1,092,900 shares available for future grants.

  Under the Company's 1996 Non-employee Director Plan (the Plan), 400,000 shares of common stock were reserved for granting of non-statutory options and awarding of common stock as partial payment to non-employee directors who serve on the Company's Board of Directors. Non-statutory stock options issued under the Plan are granted at an exercise price not less than 100% of the fair market value of the Company's common stock on the date of grant. Compensation expense is recorded when common stock is awarded as partial payment for the director's annual retainer in an amount approximately equal to the fair market value of the Company's common stock on the date of grant. As of January 31, 1999, non-statutory options for 120,000 shares and 10,863 shares of common stock had been granted under the Plan, leaving 269,137 shares available for future grants.

  In addition to options granted under the plans above, the Company has granted non-qualified options to directors and consultants at prices equal to or exceeding market value at date of grant. Options granted under all Company-sponsored stock plans generally vest and expire over five to seven years.

1999 ANNUAL REPORT                                                            31

  A summary of selected information regarding all stock options for the three years ended January 31, 1999, is as follows:

                                                                             Weighted Average
                                        Number of        Exercise Price        Exercise Price
                                          Shares            Per Share            Per Share
---------------------------------------------------------------------------------------------
Balance, January 31, 1996                1,854,628         $ 2.00-14.88               $  8.46
  Granted                                1,092,000           8.12-11.96                  9.06
  Exercised                               (152,436)          3.68-10.38                  6.85
  Canceled                                (106,364)          8.12-13.25                  9.86
---------------------------------------------------------------------------------------------
 Balance, January 31, 1997               2,687,828           2.00-14.88                  8.74
  Granted                                1,129,200          11.19-22.75                 13.95
  Exercised                               (759,400)          2.00-15.06                  7.88
  Canceled                                 (88,200)          8.13-10.00                  8.86
---------------------------------------------------------------------------------------------
Balance, January 31, 1998                2,969,428           2.00-22.75                 10.94
  Granted                                  611,000          18.25-21.38                 20.95
  Exercised                               (239,750)          2.00-15.06                  8.97
  Canceled                                 (70,600)          8.13-21.38                 13.92
---------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1999                3,270,078          $3.68-22.75                $12.89
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

  At January 31, 1999, the weighted average exercise price and remaining life of the stock options are as follows:

Range of exercise prices               $ 3.68-8.25          $8.50-13.50          $14.75-22.75                Total
-------------------------------------------------------------------------------------------------------------------
Total options outstanding                  821,700            1,485,878               962,500             3,270,078
Weighted average exercise price              $8.06               $10.94                $20.00                $12.89
Weighted average remaining life          3.3 years            3.5 years             4.6 years             3.8 years
Options exercisable                        248,400              386,918               128,100               763,418
Weighted average price of
exercisable options                          $7.92               $11.30                $18.24                $11.37
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

32                                                           MERRILL CORPORATION

  Had the Company used the fair value-based method of accounting for its incentive and stock option plans beginning on February 1, 1995, and charged compensation cost against income, over the vesting period based on the fair value of options at the date of grant, net income and net income per share would have been reduced to the following pro forma amounts:

                                                      For the Years Ended January 31,
                                          ---------------------------------------------------
(In thousands except per share data)          1999                 1998                 1997
---------------------------------------------------------------------------------------------
NET INCOME
  As reported                              $26,457              $26,021               $17,839
  Pro forma                                 24,300               24,541                17,223
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

NET INCOME PER SHARE
  As reported - basic                      $  1.63              $  1.61               $  1.13
  As reported - diluted                       1.55                 1.54                  1.11
  Pro forma - basic                           1.50                 1.52                  1.09
  Pro forma - diluted                         1.43                 1.45                  1.07
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

  The pro forma information above includes only stock options granted since fiscal year 1996. Pro forma compensation expense under the fair value-based method of accounting will increase in the future as additional stock option grants will be considered.

  The weighted average grant date fair value of options granted during fiscal years 1999, 1998 and 1997 was $10.32, $6.68 and $4.72, respectively. The weighted average grant date fair value of options was calculated by using the fair value of each option grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:

                                                      For the Years Ended January 31,
                                           --------------------------------------------------
                                              1999                 1998                  1997
---------------------------------------------------------------------------------------------
Risk free interest rate                      5.50%                6.50%                 6.87%
Expected life                              5 YEARS              5 years               6 years
Expected volatility                         51.18%               43.52%                48.85%
Expected dividend yield                      0.41%                0.38%                 0.68%
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

1999 ANNUAL REPORT                                                            33

NINE - SEGMENT AND RELATED INFORMATION

  SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," changes the way the Company reports information about its operating segments. The information for fiscal years 1998 and 1997 is also presented.

  The Company's business units have been aggregated into two reportable segments comprising of Specialty Communication Services and Document Services.

  SPECIALTY COMMUNICATION SERVICES This segment consists of three business units -- Financial Document Services, Investment Company Services and Managed Communications Programs -- that print documents and deliver services used in the financial marketplace, including mutual fund and insurance companies and banks, and national organizations. The principal markets for this segment include major metropolitan centers in the world including North America, Europe, Latin America and the Far East. Customers include major investment bankers, corporate officers, mutual fund companies, national and regional real estate networks and other business services.

  DOCUMENT SERVICES Document Management Services is the sole business unit reported in this segment. They deliver document management solutions to legal and corporate clients through client-based service centers. These Merrill-managed facilities provide clients with a broad range of value-added document services, including litigation copying and support, imaging, electronic document scanning, storage and retrieval, binding and post-production shipping. The principal markets for this segment are major metropolitan areas in North America. Customers include law firms and large corporations.

  The accounting policies of the reportable segments are the same as those described in Note One of Notes to Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on revenue and operating earnings of the respective business units. Intersegment sales and transfers are not significant.

  Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Interest & Other" column includes corporate-related items and, as it relates to income before provision for income taxes, income and expense not allocated to reportable segments.


(In thousands)                     Specialty Communication Services    Document Services      Interest & Other         Total
----------------------------------------------------------------------------------------------------------------------------
1999
Revenue                                                    $446,579              $62,964                            $509,543
Income (loss) before provision
for income taxes                                             52,995               (1,789)              $(3,535)       47,671
Total assets                                                186,825               25,966                53,154       265,945
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
1998
Revenue                                                    $405,742              $53,774                            $459,516
Income (loss) before provision
for income taxes                                             57,276               (7,324)              $(3,486)       46,466
Total assets                                                205,200               16,530                24,749       246,479
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
1997
Revenue                                                    $314,187              $39,582                            $353,769
Income (loss) before provision
for income taxes                                             45,555               (9,210)              $(3,861)       32,484
Total assets                                                167,043               11,729                23,225       201,997
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

34                                                           MERRILL CORPORATION

TEN - QUARTERLY DATA (UNAUDITED)

  The following is a summary of unaudited quarterly data for the years ended January 31, 1999 and 1998:

                                              First      Second       Third       Fourth
(In thousands except per share data)        Quarter     Quarter     Quarter      Quarter        Total
-----------------------------------------------------------------------------------------------------
1999 Revenue                              $ 123,514    $148,458    $119,759     $117,812     $509,543
     Gross profit                            48,358      53,974      39,100       37,479      178,911
     Net income                               8,012       8,706       6,488        3,251       26,457
     Net income per share - basic               .49         .53         .40          .20         1.63
     Net income per share - diluted             .47         .50         .38          .20         1.55
     Dividends declared per share               .02         .02         .02          .02          .08
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
1998 Revenue                              $ 109,859    $115,601    $112,091     $121,965     $459,516
     Gross profit                            43,585      41,066      39,374       40,101      164,126
     Net income                               7,754       6,312       5,707        6,248       26,021
     Net income per share - basic               .49         .39         .35          .38         1.61
     Net income per share - diluted             .47         .38         .33          .36         1.54
     Dividends declared per share              .015        .015         .02          .02          .07
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

  For fiscal year 1999, the summations of quarterly net income per share -- basic does not equate to the calculation for the year as quarterly calculations are performed on a discrete basis.

ELEVEN - SUBSEQUENT EVENT

  On April 14, 1999, the Company purchased substantially all assets and assumed certain liabilities of Daniels Printing, Limited Partnership for $45 million in cash plus $10.6 million in payoff of existing term debt and line of credit plus the assumption of $7.7 million of certain ordinary course liabilities. The acquisition will be accounted for as a purchase. The acquisition was financed using the Company's line of credit and available operating cash.

1999 ANNUAL REPORT                                                            35

SUMMARY OF OPERATING AND FINANCIAL DATA

                                                                    For the Years Ended January 31,
                                        -------------------------------------------------------------------------------------
(In thousands, except employee,
per share data and ratio)                     1999           1998           1997         1996           1995             1994
-----------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
   Revenue                               $ 509,543      $ 459,516      $ 353,769    $ 245,306      $ 236,878        $ 181,584
   Costs and expenses                      461,872        413,050        321,285      226,600        215,724          159,593
-----------------------------------------------------------------------------------------------------------------------------
   Income before provision
   for income taxes                         47,671         46,466         32,484       18,706         21,154           21,991
   Provision for income taxes               21,214         20,445         14,645        8,044          9,171            8,820
-----------------------------------------------------------------------------------------------------------------------------
   Net income                            $  26,457      $  26,021      $  17,839    $  10,662      $  11,983        $  13,348
-----------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE
   Net income - basic                    $    1.63      $    1.61      $    1.13    $     .69      $     .79        $     .90
   Net income - diluted                  $    1.55      $    1.54      $    1.11    $     .68      $     .76        $     .86
   Cash dividends declared               $     .08      $     .07      $     .06    $     .06      $     .06        $     .05
   Book value                            $    8.92      $    7.70      $    6.06    $    4.95      $    4.35        $    3.58
-----------------------------------------------------------------------------------------------------------------------------
FINANCIAL DATA/OTHER
   Working capital                       $  81,565      $  79,261      $  69,220    $  39,379      $  31,523        $  22,528
   Current ratio                               2.1            2.1            2.2          2.0            2.0              1.6
   Total assets                          $ 265,945      $ 246,479      $ 201,997    $ 125,521      $ 106,470        $ 100,123
   Shareholders' equity                  $ 141,151      $ 125,675      $  96,160    $  77,734      $  66,061        $  53,597
   Return on average
   shareholders' equity                       19.8%          23.5%          20.5%        14.8%          20.0%            28.7%
   Long-term obligations                 $  39,485      $  41,841      $  42,729    $   6,454      $   7,522        $   8,656
   Long-term obligations
   to capitalization                          21.9%          25.0%          30.8%         7.7%          10.2%            13.9%
   Number of employees                       3,385          3,297          2,539        1,932          1,739            1,601
-----------------------------------------------------------------------------------------------------------------------------

36                                                           MERRILL CORPORATION

REPORT OF INDEPENDENT ACCOUNTANTS

  TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF MERRILL CORPORATION:

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Merrill Corporation and Subsidiaries as of January 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Merrill Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
March 29, 1999
Saint Paul, Minnesota

1999 ANNUAL REPORT                                                            37