Form 10-K/A, Exhibit 13
period 1999-01-31
MERRILL CORP
filed 1999-10-22
CIK 790406

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS

    Certain statements in Management's Discussion and Analysis of Financial Condition and Results of Operations constituteforward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Suchforward-looking statements involve known and unknown risks, uncertainties or achievements of the Company which may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the effect of economic and financial market conditions, government public reporting regulations, paper costs, the integration and performance of recent acquisitions and Year 2000 readiness.

Results of Operations

    The following table sets forth, for the years indicated, the percentage relationship to revenue of certain items in the Company's consolidated statements of operations and the percentage changes in the dollar amounts of such items in comparison to the prior years.

	For the Years Ended January 31,
				% Increase (Decrease)
	Percentage of Revenue
				1999 vs. 1998	1998 vs. 1997
	1999	1998	1997
Revenue
Specialty Communication Services:
Financial	36.5%	38.2%	40.6%	6%	22%
Corporate	31.4	31.6	27.6	11	49
Commercial and other	19.7	18.5	20.6	18	17

	87.6	88.3	88.8	10	29
Document Services:
Document management services	12.4	11.7	11.2	17	35

	100.0	100.0	100.0	11	30
Cost of revenue	64.9%	64.3%	64.3%	12%	30%
Gross profit	35.1	35.7	35.7	9	30
Selling, general and administrative expenses	25.1	24.8	25.4	12	27
Operating income	10.0	10.9	10.3	3	37
Interest expense	(0.8)	(0.9)	(1.2)	(8)	5
Other income, net	0.2	0.1	0.1	(49)	217
Income before provision for income taxes	9.4	10.1	9.2	3	43
Provision for income taxes	4.2	4.4	4.1	4	40
Net income	5.2	5.7	5.1	2	46

    Business  Merrill Corporation is a diversified electronic and paper document management company. During 1999, the Company adopted Statement of Financial Standards No. 131. As a result, the Company defined its reportable segments and changed the information it reports about its operating segments. Operating segment information for prior years has been restated to conform to the 1999 presentation. Following the new standard, the Company's operating segments have been aggregated into two reportable segments: Specialty Communication Services and Document Services. Under Specialty Communication Services, we include three business units: Financial Document Services, Investment Company Services and Managed Communications Programs. Revenue generated by these three business units is categorized as financial, corporate and commercial and other. Document Management Services is the sole business reported in the Document Services segment. Revenue generated by this business unit is categorized as document management services. All accounting policies of the reportable segments are consistent with generally accepted accounting principles and the accounting policies of the Company described in Note One of the notes to consolidated financial statements. Additional information about the Company's reportable segments is included in Note Nine of the notes to consolidated financial statements.

1999 REVENUE
BY CATEGORY
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

    We anticipate that our total revenue for fiscal year 2000 will continue to grow compared to our total revenue for fiscal year 1999, primarily as a result of our acquisition activity, increased selling efforts and new product offerings. As a percentage of our total revenue, we anticipate that our financial revenue category in fiscal year 2000 will decline as a percentage of total revenue as our other business sectors continue to grow. The forward-looking statements in this paragraph contain various risks and uncertainties that may make these statements untrue. These risks and uncertainties include, but are not limited to, the effect of economic and financial market conditions on our revenue, the extent of changes to government reporting requirements and the ability of our management to successfully select suitable acquisition candidates and the ability to integrate and manage them successfully.

    Fiscal year 1999 gross profit of approximately 35 percent declined slightly from fiscal year 1998. Strong margins were maintained despite the significant slowdown in financial transaction activity in the second half of the fiscal year 1999. Management implemented cost control measures in the second half of the fiscal year 1999 to offset the lower production activity. These cost controls measures included a reduction in our workforce of approximately 100 employees (approximately three percent of our total workforce) and a decrease in our incentive bonuses payable to employees (resulting from anticipated lower company performance compared to the quantitative targets set forth in our plan). On February 1, 1999, we also reorganized our company into five distinct business units: Financial Document Services, Investment Company Services, Management Communications Programs, the Merrill Print Group and Document Management Services. By realigning our business into five operating units, we believe that we are able to achieve more accountability for overall profitability of these business units. In addition, by establishing the Merrill Print Group as a separate profit center, we hope to increase the utilization of our printing assets. In order to further this objective, management compensation for the Merrill Print Group is now based on profitability. We believe that these cost cutting initiatives together with our expectation that overhead costs will remain stable, will result in higher operating margins during the next couple of years. The decrease in gross profit as a percentage of revenue resulted from a shift in revenue mix from higher gross margin financial transaction revenue to revenue generated by our other business units which tend to carry lower gross margins. We expect to continue to realize decreasing gross margins due to the changing mix of our revenue between Financial Document Services (higher gross margin business) and non-Financial Document Services (lower gross margin business).

    The immediately preceding paragraph contains forward-looking statements involving various risks and uncertainties that may make these statements untrue. These risks and uncertainties include, but are not limited to, the effect of economic and financial market conditions on our revenue, the extent of changes to government reporting requirements, the ability of our management to successfully select suitable acquisition candidates and the ability to integrate and manage them successfully, the success of our focus on value-added technology and the ability of our management to successfully continue to diversify our operations.

    Selling, general and administrative expenses increased in both dollar terms and as a percentage of revenue. The increase in these expenses in fiscal year 1999 was principally a result of our continued expansion of the Company's sales and marketing activities and provisions for losses on trade receivables. Specifically, during fiscal year 1999, we hired additional sales personnel, marketing employees and product managers, and engaged in several, nationwide corporate branding and product marketing programs. We anticipate that we will continue to hire additional sales and marketing personnel in the immediate future, and will continue our corporate branding and product marketing inititatives for the foreseeable future. During the fiscal year ending January 31, 1998, management decided to discontinue the sales of hardware and software related to its Merrill Training and Technology group, formerly Merrill/Superstar Computing Company. As a result of this decision, the Company recorded a $1.2 million goodwill impairment as it was determined that the carrying amount of the goodwill related to the Superstar acquisition was not fully recoverable. The Company reviews the carrying value of long-lived assets and certain identifiable intangibles for impairment, at least quarterly but more frequently whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on this policy, no other goodwill or long-lived asset was determined to be impaired.

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

    Cash provided by operating activities was $55.8 million in fiscal year 1999, compared to $30.9 million in fiscal year 1998 and $8.5 million in fiscal year 1997. Operating cash flows for fiscal year 1999 included strong earnings performance and a decrease in accounts receivable and work-in-process inventories offset by decreases in accounts payable and accrued expenses. Operating cash flows for fiscal year 1998 included strong earnings performance, a decrease in work-in-process inventories and an increase in accounts payable and accrued expenses offset by an increase in accounts receivable.

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

Stock Price Per Share		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY 1999	High	23 9/16	24 3/4	23 7/8	19 1/2
	Low	18	20	12 1/16	12 3/4
FY 1998	High	14	20 5/16	24 1/4	24
	Low	10 1/4	11 5/8	17 1/8	18 5/32

CONSOLIDATED BALANCE SHEETS

	As of January 31,
(In thousands, except share data)
	1999	1998
ASSETS
Current assets
Cash and cash equivalents	$23,477	$2,531
Trade receivables, less allowance for doubtful accounts of $8,126 and $6,992, respectively	102,365	116,721
Work-in-process inventories	12,639	13,686
Other inventories	7,559	7,112
Other current assets	12,253	10,290

Total current assets	158,293	150,340
Property, plant and equipment, net	44,935	41,045
Goodwill, net	49,744	44,437
Other assets	12,973	10,657

Total assets	$265,945	$246,479

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current maturities of long-term debt	$2,210	$655
Current maturities of capital lease obligations	236	249
Accounts payable	29,640	29,142
Accrued expenses	44,642	41,033

Total current liabilities	76,728	71,079
Long-term debt, net of current maturities	38,110	40,225
Capital lease obligations, net of current maturities	1,375	1,616
Other liabilities	8,581	7,884

Total liabilities	124,794	120,804

Commitments and contingencies (Notes 3 and 5)
Shareholders' equity
Common stock, $.01 par value: 25,000,000 shares authorized; 15,823,155 and 16,315,136 shares, respectively, issued and outstanding	158	163
Undesignated stock: 500,000 shares authorized; no shares issued
Additional paid-in capital	12,722	22,401
Retained earnings	128,271	103,111

Total shareholders' equity	141,151	125,675

Total liabilities and shareholders' equity	$265,945	$246,479

    The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended January 31,
(In thousands, except share and per share data)
	1999	1998	1997
Revenue	$509,543	$459,516	$353,769
Cost of revenue	330,632	295,390	227,478

Gross profit	178,911	164,126	126,291
Selling, general and administrative expenses	127,705	114,174	89,946

Operating income	51,206	49,952	36,345
Interest expense	(3,961)	(4,321)	(4,124)
Other income, net	426	835	263

Income before provision for income taxes	47,671	46,466	32,484
Provision for income taxes	21,214	20,445	14,645

Net income	$26,457	$26,021	$17,839

Net income per share:
Basic	$1.63	$1.61	$1.13
Diluted	$1.55	$1.54	$1.11

Weighted average number of shares outstanding:
Basic	16,253,148	16,129,341	15,792,161
Diluted	17,020,673	16,906,382	16,117,432

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended January 31,
(In thousands)
	1999	1998	1997
Operating activities
Net income	$26,457	$26,021	$17,839
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	13,066	11,147	10,825
Amortization of intangible assets	4,573	4,286	2,581
Writedown of goodwill	1,180
Provision for losses on trade receivables	3,273	2,064	2,861
Provision for unbillable inventories	67	(1,063)	2,678
Deferred income taxes	(3,518)	(2,592)	(6,555)
Change in deferred compensation	1,807	1,285	401
Changes in operating assets and liabilities, net of effects from business acquisitions
Trade receivables	11,796	(36,706)	(18,499)
Work-in-process inventories	865	12,082	(11,667)
Other inventories	(333)	(1,667)	583
Other current assets	1,301	(1,798)	(1,718)
Accounts payable	(348)	7,336	(3,720)
Accrued expenses	(3,267)	11,537	11,365
Income taxes	(1,109)	(1,059)	1,530

Net cash provided by operating activities	55,810	30,873	8,504

Investing activities
Purchase of property, plant and equipment	(16,479)	(17,069)	(9,216)
Business acquisitions, net of cash acquired	(4,039)	(13,179)	(26,010)
Other investing activities, net	(2,551)	137	(564)

Net cash used in investing activities	(23,069)	(30,111)	(35,790)

Financing activities
Borrowings on notes payable to banks	86,600	104,275	139,050
Repayments on notes payable to banks	(86,600)	(110,225)	(139,100)
Proceeds from issuance of long-term debt			35,000
Principal payments on long-term debt and capital lease obligations	(814)	(936)	(15,164)
Repurchase of common stock	(12,813)	(3,065)
Dividends paid	(1,297)	(1,133)	(948)
Exercise of stock options	2,149	5,417	1,045
Tax benefit realized upon exercise of stock options	884	2,192	328
Other equity transactions, net	96	83	162

Net cash (used in) provided by financing activities	(11,795)	(3,392)	20,373

Increase (decrease) in cash and cash equivalents	20,946	(2,630)	(6,913)
Cash and cash equivalents, beginning of year	2,531	5,161	12,074

Cash and cash equivalents, end of year	$23,477	$2,531	$5,161

Supplemental cash flow disclosures
Income taxes paid	$24,724	$22,000	$19,253
Interest paid	3,599	3,757	2,866

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	For the Years Ended January 31, 1999, 1998 and 1997
(In thousands, except per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 31, 1996	$157	$16,245	$61,332	$77,734
Exercise of stock options	2	1,043		1,045
Tax benefit realized upon exercise of stock options		328		328
Other		162		162
Cash dividends ($.06 per share)			(948)	(948)
Net income			17,839	17,839

Balance, January 31, 1997	$159	$17,778	$78,223	$96,160

Exercise of stock options	7	5,410		5,417
Tax benefit realized upon exercise of stock options		2,192		2,192
Repurchase of common stock	(3)	(3,062)		(3,065)
Other			83	83
Cash dividends ($.07 per share)			(1,133)	(1,133)
Net income			26,021	26,021

Balance, January 31, 1998	$163	$22,401	$103,111	$125,675

Exercise of stock options	2	2,147		2,149
Tax benefit realized upon exercise of stock options		884		884
Repurchase of common stock	(7)	(12,806)		(12,813)
Other		96		96
Cash dividends ($.08 per share)			(1,297)	(1,297)
Net income			26,457	26,457

Balance, January 31, 1999	$158	$12,722	$128,271	$141,151

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

One—Nature of Business and Significant Accounting Policies

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

Two—Selected Financial Statement Data

	As of January 31,
(In thousands)
	1999	1998
Property, Plant and Equipment, Net
Land	$1,951	$1,951
Buildings	12,111	11,965
Equipment	63,068	54,929
Furniture and fixtures	14,157	11,057
Leasehold improvements	18,664	10,479
Construction in progress	1,090	5,609

	111,041	95,990
Less accumulated depreciation and amortization	(66,106)	(54,945)

	$44,935	$41,045

Goodwill, Net
Goodwill	$63,462	$52,913
Less accumulated amortization	(13,718)	(8,476)

	$49,744	$44,437

Accrued Expenses
Commissions and compensation	$22,089	$25,003
Retirement plan	3,970	4,965
Purchase price consideration	7,734	800
Other	10,849	10,265

	$44,642	$41,033

Three—Business Acquisitions

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

    Results of the acquired companies' operations have been included in the Consolidated Statements of Operations from their respective dates of acquisitions. Pro forma (unaudited) results of the Company for the year ended January 31, 1997, as if the acquisitions had been effective at February 1, 1995, are as follows:

(In thousands, except per share data)	For the Year Ended January 31, 1997
Revenue	$376,647
Net income	17,047
Net income per share—diluted	1.05

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

Four—Financing Arrangements

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

    Long-Term Debt  Long-term debt consisted of the following:

	As of January 31,
(In thousands)
	1999	1998
Unsecured senior notes, bearing interest at 7.463%, with semi-annual interest only payments through October 2000, at which time annual principal and semi-annual interest payments are due through October 2006. The notes have various covenants, including the maintenance of certain financial ratios and limitations on the amount of certain transactions including the payment of dividends	$35,000	$35,000
Industrial development bonds, due in annual installments, including interest ranging from 4.2% to 5.5%, over the life of the bonds with the remaining unpaid balance due on August 1, 2010; collateralized by land, building and equipment with a carrying value of $4,712 at January 31, 1999	3,320	3,380
Unsecured promissory notes payable due in March 1999. The notes bear interest at LIBOR plus 1.0%, adjustable and payable annually. The interest rate at January 31, 1999 and 1998 was 6.8125% and 7.281%, respectively	2,000	2,000
Unsecured promissory note payable in equal annual installments of $500 on December 31 through 1998		500

	40,320	40,880
Less current maturities of long-term debt	(2,210)	(655)

	$38,110	$40,225

    The aggregate maturities of long-term debt are as follows:

(In thousands)
2000	$2,210
2001	5,220
2002	5,230
2003	5,240
2004	5,250
Thereafter	17,170

$40,320

    Based on quoted market prices for similar issues, the fair value of long-term debt approximated its carrying value at January 31, 1999 and 1998.

Five—Leases

    The Company leases an office and production facility and the associated land and equipment under capital leases that terminate at various dates through November 30, 2005. Certain leases contain bargain purchase options. A summary of the Company's property under capital leases, which is classified as property, plant and equipment, is as follows:

	As of January 31,
(In thousands)
	1999	1998
Land	$333	$333
Building	2,439	2,439
Equipment	389	594
Less accumulated amortization	(1,334)	(1,366)

	$1,827	$2,000

     The Company also leases office space and equipment under noncancelable operating leases which expire at various dates through October 31, 2014. Rental expense charged to operations was $9.0 million, $8.0 million and $6.0 million for the years ended January 31, 1999, 1998 and 1997, respectively.

    Future minimum rental commitments under noncancelable leases at January 31, 1999, are as follows:

(In thousands)	Capital Leases	Operating Leases
2000	$392	$6,697
2001	330	5,737
2002	330	4,645
2003	330	4,349
2004	330	3,751
Thereafter	605	16,317

	2,317	$41,496

Imputed interest	(706)

Present value of minimum lease payments	1,611
Less current maturities of capital lease obligations	(236)

Capital lease obligations, net of current maturities	$1,375

Six—Income Taxes

    Components of the provision for income taxes are as follows:

	For the Years Ended January 31,
(In thousands)	1999	1998	1997
Current
Federal	$21,204	$19,974	$17,758
State	3,528	3,063	3,442

	24,732	23,037	21,200
Deferred	(3,518)	(2,592)	(6,555)

Provision for income taxes	$21,214	$20,445	$14,645

    Temporary differences comprising the net deferred tax asset recognized in the accompanying Consolidated Balance Sheets are as follows:

	As of January 31,
(In thousands)
	1999	1998
Deferred compensation	$3,997	$1,980
Property, plant and equipment	2,359	2,126
Insurance reserves	1,406	1,130
Vacation accrual	1,228	1,085
Allowance for doubtful accounts	1,188	1,349
Goodwill amortization	1,131	433
Inventories	1,038	958
Other, net	1,204	972

Net deferred tax asset	$13,551	$10,033

     Management expects that the Company will fully realize the benefits attributable to the net deferred tax asset at January 31, 1999. Accordingly, no valuation allowance has been recorded at January 31, 1999.

    Significant differences between income taxes on income for financial reporting purposes and income taxes calculated using the federal statutory tax rate are as follows:

	As of January 31,
(In thousands)
	1999	1998	1997
Provision for federal income taxes at statutory rate	$16,684	$16,263	$11,369
State income taxes, net of federal benefit	1,967	1,646	1,444
Non-deductible business meeting and entertainment expenses	2,003	1,832	1,210
Other	560	704	622

	$21,214	$20,445	$14,645

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

Seven—Retirement Plan

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

Eight—Shareholders' Equity

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

    A summary of selected information regarding all stock options for the three years ended January 31, 1999, is as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share
Balance, January 31, 1996	1,854,628	$2.00-14.88	$8.46
Granted	1,092,000	8.12-11.96	9.06
Exercised	(152,436)	3.68-10.38	6.85
Canceled	(106,364)	8.12-13.25	9.86

Balance, January 31, 1997	2,687,828	2.00-14.88	8.74
Granted	1,129,200	11.19-22.75	13.95
Exercised	(759,400)	2.00-15.06	7.88
Canceled	(88,200)	8.13-10.00	8.86

Balance, January 31, 1998	2,969,428	2.00-22.75	10.94
Granted	611,000	18.25-21.38	20.95
Exercised	(239,750)	2.00-15.06	8.97
Canceled	(70,600)	8.13-21.38	13.92

Balance, January 31, 1999	3,270,078	$3.68-22.75	$12.89

     At January 31, 1999, the weighted average exercise price and remaining life of the stock options are as follows:

Range of exercise prices	$3.68-8.25	$8.50-13.50	$14.75-22.75	Total
Total options outstanding	821,700	1,485,878	962,500	3,270,078
Weighted average exercise price	$8.06	$10.94	$20.00	$12.89
Weighted average remaining life	3.3 years	3.5 years	4.6 years	3.8 years
Options exercisable	248,400	386,918	128,100	763,418
Weighted average price of exercisable options	$7.92	$11.30	$18.24	$11.37

    Had the Company used the fair value-based method of accounting for its incentive and stock option plans beginning on February 1, 1995, and charged compensation cost against income, over the vesting period based on the fair value of options at the date of grant, net income and net income per share would have been reduced to the following pro forma amounts:

	For the Years Ended January 31,
(In thousands except per share data)
	1999	1998	1997
Net Income
As reported	$26,457	$26,021	$17,839
Pro forma	24,300	24,541	17,223

Net Income Per Share
As reported—basic	$1.63	$1.61	$1.13
As reported—diluted	1.55	1.54	1.11
Pro forma—basic	1.50	1.52	1.09
Pro forma—diluted	1.43	1.45	1.07

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

    The weighted average grant date fair value of options granted during fiscal years 1999, 1998 and 1997 was $10.32, $6.68 and $4.72, respectively. The weighted average grant date fair value of options was calculated by using the fair value of each option grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:

	For the Years Ended January 31,
	1999	1998	1997
Risk free interest rate	5.50%	6.50%	6.87%
Expected life	5 Years	5 years	6 years
Expected volatility	51.18%	43.52%	48.85%
Expected dividend yield	0.41%	0.38%	0.68%

Nine—Segment and Related Information

    SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," changes the way the Company reports information about its operating segments. The information for fiscal years 1998 and 1997 is also presented.

    The Company's business units have been aggregated into two reportable segments comprising of Specialty Communication Services and Document Services.

    Specialty Communication Services  This segment consists of three business units—Financial Document Services, Investment Company Services and Managed Communications Programs—that print documents and deliver services used in the financial marketplace, including mutual fund and insurance companies and banks, and national organizations. The principal markets for this segment include major metropolitan centers in the world including North America, Europe, Latin America and the Far East. Customers include major investment bankers, corporate officers, mutual fund companies, national and regional real estate networks and other business services.

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

(In thousands)	Specialty Communication Services	Document Services	Interest & Other	Total
1999
Revenue	$446,579	$62,964		$509,543
Income (loss) before provision for income taxes	52,995	(1,789)	$(3,535)	47,671
Total assets	186,825	25,966	53,154	265,945

1998
Revenue	$405,742	$53,774		$459,516
Income (loss) before provision for income taxes	57,276	(7,324)	$(3,486)	46,466
Total assets	205,200	16,530	24,749	246,479

1997
Revenue	$314,187	$39,582		$353,769
Income (loss) before provision for income taxes	45,555	(9,210)	$(3,861)	32,484
Total assets	167,043	11,729	23,225	201,997

Ten—Quarterly Data (Unaudited)

    The following is a summary of unaudited quarterly data for the years ended January 31, 1999 and 1998:

(In thousands except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
1999 Revenue	$123,514	$148,458	$119,759	$117,812	$509,543
Gross profit	48,358	53,974	39,100	37,479	178,911
Net income	8,012	8,706	6,488	3,251	26,457
Net income per share—basic	.49	.53	.40	.20	1.63
Net income per share—diluted	.47	.50	.38	.20	1.55
Dividends declared per share	.02	.02	.02	.02	.08

1998 Revenue	$109,859	$115,601	$112,091	$121,965	$459,516
Gross profit	43,585	41,066	39,374	40,101	164,126
Net income	7,754	6,312	5,707	6,248	26,021
Net income per share—basic	.49	.39	.35	.38	1.61
Net income per share—diluted	.47	.38	.33	.36	1.54
Dividends declared per share	.015	.015	.02	.02	.07

     For fiscal year 1999, the summations of quarterly net income per share --basic does not equate to the calculation for the year as quarterly calculations are performed on a discrete basis.

Eleven—Subsequent Event

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

Summary of Operating and Financial Data

	For the Years Ended January 31,
(In thousands, except employee, per share data and ratio)
	1999	1998	1997	1996	1995	1994
Operating Results
Revenue	$509,543	$459,516	$353,769	$245,306	$236,878	$181,584
Costs and expenses	461,872	413,050	321,285	226,600	215,724	159,593

Income before provision for income taxes	47,671	46,466	32,484	18,706	21,154	21,991
Provision for income taxes	21,214	20,445	14,645	8,044	9,171	8,820

Net income	$26,457	$26,021	$17,839	$10,662	$11,983	$13,348

Per Common Share
Net income—basic	$1.63	$1.61	$1.13	$.69	$.79	$.90
Net income—diluted	$1.55	$1.54	$1.11	$.68	$.76	$.86
Cash dividends declared	$.08	$.07	$.06	$.06	$.06	$.05
Book value	$8.92	$7.70	$6.06	$4.95	$4.35	$3.58

Financial Data/Other
Working capital	$81,565	$79,261	$69,220	$39,379	$31,523	$22,528
Current ratio	2.1	2.1	2.2	2.0	2.0	1.6
Total assets	$265,945	$246,479	$201,997	$125,521	$106,470	$100,123
Shareholders' equity	$141,151	$125,675	$96,160	$77,734	$66,061	$53,597
Return on average shareholders' equity	19.8%	23.5%	20.5%	14.8%	20.0%	28.7%
Long-term obligations	$39,485	$41,841	$42,729	$6,454	$7,522	$8,656
Long-term obligations to capitalization	21.9%	25.0%	30.8%	7.7%	10.2%	13.9%
Number of employees	3,385	3,297	2,539	1,932	1,739	1,601

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

/s/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP

March 29, 1999
Saint Paul, Minnesota

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS